Itaú

4th Quarter 2010

Management Discussion & Analisys and Complete Financial Statements

Itaú

Itaú Unibanco Holding S.A.

Itaú

4th Quarter, 2010

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

Contents

Executive Summary	3
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Services Fees and Income from Banking Charges	15
Non-interest Expenses	16
Tax Expenses for ISS, PIS, Cofins and Others	19
Income Tax and Social Contribution	19
Balance Sheet	21
Balance Sheet by Currency	26
Value at Risk	27
Ownership Structure	28
Pro Forma Financial Statements by Segment	31
Commercial Bank	36
Itaú BBA	38
Consumer Credit	38
Insurance, Pension Plans and Capitalization	39
Activities Abroad	45
Report of Independent Accountants	51
Complete Financial Statements	53

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (Further details are presented in Note 22-L of the Financial Statements).

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) from the fourth quarter of 2010 and year ended December 31, 2010 are presented below.

R$ million (except where indicated)
Highlights
Statement of Income	4th Q/10	3rd Q/10	4th Q/09	2010	2009
Net Income – Parent Company	3,890	3,034	3,213	13,323	10,067
Recurring Net Income	3,400	3,158	2,813	13,023	10,491
Managerial Financial Margin (1)	12,177	11,204	10,815	44,662	42,748
Shares (R$)
Consolidated Net Income per share (2) (3)	0.86	0.67	0.71	2.94	2.23
Consolidated Recurring Net Income per share (2) (3)	0.75	0.70	0.62	2.87	2.32
Number of Outstanding Shares – in thousands (2)	4,544,368	4,540,463	4,527,346	4,544,368	4,527,346
Book Value per share	13.40	12.60	11.19	13.40	11.19
Dividends/JCP net of taxes (4)	1,021	964	1,169	3,908	3,472
Dividends/JCP net of taxes (4) per share	0.22	0.21	0.26	0.86	0.79
Market Capitalization (5)	179,639	182,209	175,118	179,639	175,118
Market Capitalization (5) (US$ Million)	107,813	107,549	100,573	107,813	100,573
Performance Ratios (%)
Return on Average Equity – Annualized (6)	26.3%	21.6%	25.8%	24.1%	21.4%
Recurring Return on Average Equity – Annualized (6)	23.0%	22.5%	22.6%	23.5%	22.3%
Return on Average Assets – Annualized (7)	2.2%	1.8%	2.1%	2.0%	1.6%
Recurring Return on Average Assets – Annualized (7)	1.9%	1.9%	1.8%	2.0%	1.7%
Solvency Ratio (BIS Ratio)	15.4%	15.3%	16.7%	15.4%	16.7%
Annualized Net Interest Margin with clients (8)	12.3%	12.2%	12.4%	12.3%	11.8%
Nonperforming Loans Index (NPL over 90 days)	4.2%	4.3%	5.6%	4.2%	5.6%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)	177%	196%	174%	177%	174%
Efficiency Ratio (ER) (9)	51.7%	50.3%	48.8%	48.8%	47.2%
Risk Adjusted Efficiency Ratio (RAER) (9)	70.8%	72.1%	74.0%	70.9%	75.2%
Balance Sheet	Dec 31,10	Sep 30,10	Dec 31,09
Total Assets	755,112	686,248	608,273
Total Credit Portfolio, including Sureties, Endorsements and Guarantees	335,476	313,189	278,382
Credit Operations (A)	297,102	279,035	245,951
Sureties, Endorsements and Guarantees	38,374	34,155	32,431
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	390,773	366,869	316,204
Credit Operations/Funding (A/B)	76.0%	76.1%	77.8%
Stockholders' Equity of Parent Company	60,879	57,225	50,683
Relevant Data
Assets Under Management (AUM)	363,818	357,495	333,869
Employees (Individuals)	108,040	106,879	101,640
Number of Points of Sale	34,212	34,314	35,589
Branches (Units)	3,967	3,929	3,936
CSBs (Units)	944	942	948
Automated Teller Machines (Units) (11)	29,301	29,443	30,705

Macroeconomic Indices
Major Indicators	4th Q./10	3rd Q./10	4th Q./09	2010	2009
EMBI Brazil Risk	175	203	196	175	196
CDI – In the Period (%)	2.6%	2.6%	2.1%	9.8%	9.9%
Dollar Exchange Rate – Quotation in R$	1.6662	1.6942	1.7412	1.6662	1.7412
Dollar Exchange Rate – Variation in the Period (%)	-1.7%	-6.0%	-2.1%	-4.3%	-25.5%
Euro Exchange Rate – Quotation in R$	2.2280	2.3104	2.5073	2.2280	2.5073
Euro Exchange Rate – Variation in the Period (%)	-3.6%	4.8%	-3.6%	-11.1%	-22.6%
IGP-M – In the Period (%)	3.2%	2.1%	-0.1%	11.3%	-1.7%
Savings Rate– In The Period (%)	1.7%	1.8%	1.6%	6.9%	6.9%

(1) Described on page 11.
(2) The number of shares outstanding was adjusted to reflect the 10% share bonus that occurred on August 28, 2009.
(3) Calculated based on the weighted average of the number of outstanding shares.
(4) JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements).
(5) Total number of shares outstanding (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Annualized Return was computed by dividing Net Income of the parent company by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(8) Does not include Margin with Market. See details of criteria change on page 12.
(9) The calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios has changed to better reflect the institution’s global performance. For more details on these changes, please see page 18.
(10) As described on page 24.
(11) Includes ESBs (electronic service branches) and service points in third-party establishments.

3	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010
Net Income and Recurring Net Income

Itaú Unibanco’s consolidated net income totaled R$ 3,890 million in the fourth quarter of 2010. This amount includes the impact of nonrecurring events after taxes on net income, which are presented in the table below, leading to recurring net income for the period.
R$ million

	4th Q/10	3rd Q/10	2010	2009
Recurring Net Income	3,400	3,158	13,023	10,491
Partial Reversal of Additional Provision for Loan Losses (a)	1,038	-	1,038	-
Sale of Investments (b)	-	-	-	228
Program for Cash or Installment Payment of Federal Taxes- Law No.11,941/09 (c)	-	-	145	292
Provision for Contingencies – Economic Plans (d)	(132)	(124)	(467)	(191)
Amortization of Goodwill (e)	-	-	-	(753)
Fiscal Contingencies (f)	(380)	-	(380)	-
Benefits to Employees - Technical Pronouncements CPC 33 (g)	(35)	-	(35)	-
Total non-recurring effects	490	(124)	300	(424)
Net Income	3,890	3,034	13,323	10,067

Non-recurring events of the years 2010 and 2009.
(a) Partial reversal of Additional Provision for Loan Losses
As of this quarter, the additional provision for loan and lease losses started to reflect the model of expected loss adopted in the institution’s credit risk management, based on the broad concept of BIS II, which considers the potential loss for revolving credits. This model replaces the former one, which contained, besides expected loss, the concept of counter-cyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$ 1,573 million provision reversal on the fourth quarter 2010, and an additional provision of R$ 4,531 million in relation to the minimum required by the Brazilian Central Bank.
(b) Sale of Investments
Sale of investments in Visa Inc. and Visa Net companies on the second quarter of 2009, and Allianz company on the fourth quarter of 2009.
(c) Program for Cash or Installment Payment of Federal Taxes- Law No.11,941/09
Itaú Unibanco Holding and its subsidiaries have adhered the Program for Cash or Installment Payment of Federal Taxes, this program included the debt administered by the Federal Revenue Service of Brazil and by the General Attorney’s Office of the National Treasury.
(d) Provision for Contingencies-Economic Plans
Provision for losses resulting from economic plans that were effective on the 1980's.
(e) Amortization of goodwill
Basically refers to the acquisition of Redecard shares on the first quarter of 2009 and amendment to the agreement on the association with Companhia Brasileira de Distribuição (CBD) on the third quarter of 2009.
(f) Fiscal contingencies
Provision for fiscal contingencies related to non-recurring events.
(g) Benefits to Employees - Technical Pronouncements CPC 33
Post-employment benefits impact on the income statement of 2010 in the context of the technical pronouncement CPC 33.

Managerial Statement of Income

The Management Discussion and Analysis Report below is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedge investments abroad, originally included in tax expenses (PIS and Cofins), and income tax and social contribution on net income, were reclassified to financial margin. Additionally reclassifications are made between lines to enable a better presentation of managerial results.

Our strategy for exchange risk management of capital invested abroad is intended to not allowing for effects from exchange variation on income. For this purpose, the exchange risk is countered and the investments are remunerated in reais, through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impacts of all related tax effects. It should be noted that, in the fourth quarter of 2010, the real appreciated by 1.7% and 3.6% against the U.S. dollar and the euro, respectively.

4	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010

Reconciliation between Accounting and Managerial Statement of Income
R$ million

	Itaú Unibanco
		Non-recurring	Tax Effect of
4th Quarter/10	Accounting	Effects	Hedge	Managerial

Managerial Financial Margin	12,309	-	(131)	12,177
Financial Margin with Clients	10,964	-	-	10,964
Financial Margin with Market	1,345	-	(131)	1,214

Result of Loan Losses	(1,080)	(1,573)	-	(2,652)
Expense for Allowance for Loan Losses	(2,409)	(1,573)	-	(3,982)
Recovery of Credits Written Off as Losses	1,330	-	-	1,330

Net Result from Financial Operations	11,229	(1,573)	(131)	9,525

Other Operating Income/(Expenses)	(5,036)	640	19	(4,377)
Banking Services Fees and Income from Banking Charges	4,591	-	-	4,591
Result from Insurance, Pension Plans and Capitalization Operations	607	-	-	607
Non-interest Expenses	(8,940)	305	-	(8,635)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,156)	-	19	(1,137)
Equity in Earnings of Affiliates and Other Investments	44	-	-	44
Other Operating Income	(182)	335	-	153

Operating Income	6,193	(932)	(112)	5,149

Non-operating Income	58	-	-	58

Income before Tax and Profit Sharing	6,252	(932)	(112)	5,207
Income Tax and Social Contribution	(2,059)	442	112	(1,504)
Profit Sharing	(93)	-	-	(93)
Minority Interests	(211)	-	-	(211)

Net Income	3,890	(490)	-	3,400

R$ million

	Itaú Unibanco
		Non-recurring	Tax Effect of
3rd Quarter/10	Accounting	Effects	Hedge	Managerial

Managerial Financial Margin	11,972	-	(768)	11,204
Financial Margin with Clients	10,298	-	-	10,298
Financial Margin with Market	1,674	-	(768)	906

Result of Loan Losses	(2,935)	-	-	(2,935)
Expense for Allowance for Loan Losses	(4,069)	-	-	(4,069)
Recovery of Credits Written Off as Losses	1,134	-	-	1,134

Net Result from Financial Operations	9,037	-	(768)	8,269

Other Operating Income/(Expenses)	(3,870)	188	89	(3,593)
Banking Services Fees and Income from Banking Charges	4,465	-	-	4,465
Result from Insurance, Pension Plans and Capitalization Operations	685	-	-	685
Non-interest Expenses	(8,167)	188	-	(7,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,002)	-	89	(913)
Equity in Earnings of Affiliates and Other Investments	64	-	-	64
Other Operating Income	85	-	-	85

Operating Income	5,167	188	(679)	4,676
Non-operating Income	3	-	-	3

Income before Tax and Profit Sharing	5,171	188	(679)	4,679
Income Tax and Social Contribution	(1,868)	(64)	679	(1,253)
Profit Sharing	(52)	-	-	(52)
Minority Interests	(216)	-	-	(216)

Net Income	3,034	124	-	3,158

5	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010

The recurring net income increased 7.6%, reaching R$ 3,400 million in the fourth quarter of 2010, and the result for the year amounted to R$ 13,023 million, a 24.1% growth compared to 2009.
On October 24, 2010, less than two years after the association, Itaú Unibanco completed the integration of its entire branch and sales network throughout Brazil. Unibanco branches and client service branches were fully renovated and integrated into Itaú’s sales points. Migration expenses incurred in 2010 for this purpose totaled R$ 835 million. If migration expenses incurred in 2010 had not been considered, the recurring net income for the fourth quarter of 2010 would have been R$ 3,489 million, and the result for the year would have been R$ 13,574 million.
On December 31, 2010, the parent company stockholders’ equity totaled R$ 60,879 million and the annualized recurring return on average equity reached 23.0% in the fourth quarter (without considering migration expenses, the recurring return would have been 23.6% for the quarter). In 2010 and 2009, returns were 23.5% and 22.3%, respectively (without considering migration expenses, the recurring return for 2010 would have been 24.5%).

Credit Portfolio with Endorsements and Sureties
R$ million

				Variation (%)
				Dec/10 –	Dec/10 –
	Dec 31,10	Sep 30,10	Dec 31,09	Sep/10	Dec/09

Individuals	127,128	118,526	107,465	7.3%	18.3%
Credit Card	34,953	30,901	29,313	13.1%	19.2%
Personal Loans	23,918	23,265	20,627	2.8%	16.0%
Vehicles	60,190	57,334	52,276	5.0%	15.1%
Mortgage Loans	8,067	7,025	5,249	14.8%	53.7%
Companies	193,951	181,116	159,210	7.1%	21.8%
Corporate	110,793	104,411	95,832	6.1%	15.6%
Very Small, Small and Middle Market (*)	83,158	76,704	63,377	8.4%	31.2%
Argentina/Chile/Uruguay/Paraguay	14,397	13,548	11,708	6.3%	23.0%
Total with Endorsements and Sureties	335,476	313,189	278,382	7.1%	20.5%
Total Retail (**)	210,286	195,230	170,842	7.7%	23.1%
Endorsements and Sureties	38,374	34,155	32,431	12.4%	18.3%
Individuals	252	186	187	35.8%	34.7%
Corporate	34,111	30,238	29,150	12.8%	17.0%
Very Small, Small and Middle Market	3,123	2,962	2,414	5.4%	29.4%
Argentina/Chile/Uruguay/Paraguay	888	769	680	15.4%	30.6%

(*) Includes Rural Loans (Individuals).
(**) Includes Credit Card, Personal Loans, Vehicles, Rural Loans (Individuals), Mortgage Loans (Individuals) and Very Small, Small and Middle Market.
Note: The acquired payroll credit portfolio started to be considered as corporate risk, and to achieve comparability, the prior quarters were adjusted. Mortgage Loans and Rural Loans portfolios from the businesses segment are allocated according to the client’s size. For more details see page 23.

The credit portfolio, including endorsements and sureties, totaled R$ 335,476 million at December 31, 2010, a 7.1% increase from the third quarter of the year. When compared to the prior year, this balance grew 20.5%. In the individual segment, the highlights were the credit card, vehicles and mortgage loans, with increases of 13.1%, 5.0% and 14.8% quarter-on-quarter, and 19.2%, 15.1% and 53.7% for the 12-month period, respectively. In the companies segment, it is worth mentioning the corporate portfolio performance, with a 6.1% growth in the quarter and 15.6% in the year, as well as the very small, small and middle market portfolio, which increased 8.4% quarter-on-quarter and 31.2% in the last 12 months.

The managerial financial margin for the fourth quarter of 2010 totaled R$ 12,177 million, representing an 8.7% growth when compared to the prior quarter. The managerial financial margin with clients increased 6.5%, reaching R$ 10,964 million, driven by the rise of the loan portfolio. With respect to the financial margin with the market, we observed a 33.9% increase from the prior period, totaling R$ 1,214 million.

6	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010

The expense for loan and lease losses totaled R$ 3,982 million in the fourth quarter of 2010, representing a 2.1% decline quarter-on-quarter. In 2010, this expense reached R$ 15,936 million, decreasing by 2.8% from the prior year. The decrease in the expense for loan and lease losses, coupled with higher income from the recovery of credits previously written off as losses, led to an improvement in the result from loan losses of 9.6% in the fourth quarter and 17.7% in the year, amounting R$ 2,652 million and R$ 11,660 million in the respective periods. Disregarding the usage of the additional provision made in 2009, in the amount of R$ 1,687 million, the annual improvement in the result from loan and lease losses would have been 26.4%. The total non-performing ratio, considering the balance of transactions more than 90 days overdue, reached 4.2% in December 2010, a 140 basis points improvement when compared to December 2009.

Revenues from banking services fees and bank charges added up to R$ 4,591 million in the fourth quarter of 2010, improving by 2.8% quarter-on-quarter. During the period, the customer base grew and operating activities expanded with impacts on current account services; revenues from credit transactions and sureties and endorsements provided also rose, driven by the higher volume of vehicle financing and leasing transactions; and finally, increased revenues from economic and financial advisory services, due to the enhanced activity in the Corporate and Investment Bank areas. In 2010, revenues from banking services fees and banking charges reached R$ 17,463 million, a 15.1% growth from 2009.

Non-interest expenses totaled R$ 8,635 million in the fourth quarter of 2010, an 8.2% growth from the previous quarter. The main changes were seen in expenses for data processing and telecommunications; third-party services; advertising, promotion and publications; selling expenses of credit cards; and strengthening of provisions for tax and social security contingencies.
During 2010, non-interest expenses totaled R$ 30,657 million, increasing 10.0% when compared to 2009. Disregarding the branch migration expenses, total expenses would have been R$ 29,822 million, or a 7.0% growth when compared to the prior year.

In the fourth quarter of 2010, the efficiency ratio reached 51.7%, due to higher non-interest expenses, as described above. For the last 12 months, the efficiency ratio reached 48.8%, a 160 basis points increase when compared to the same period of the prior year, basically driven by branch migration expenses in 2010. Disregarding expenses related to branch migration, the efficiency ratio for the last 12 months would have been 47.5%.
The calculation methodology of the efficiency ratio has changed to better reflect the institution’s global performance. Under the previous methodology, the ratio would have been 50.5% in the fourth quarter and 47.7% for the last 12 months. For more details on this change, please see page 18.

Unrealized profits in income totaled R$ 8,670 million in the fourth quarter of 2010, representing a R$ 2,571 million decrease when compared to the prior period. This decline is basically due to the decline in Redecard share prices on BM&FBOVESPA stock exchange.
Also during the quarter, the balance of the additional provision for loan and lease losses reached R$ 4,531 million. It should be noted that this provision is not taken into consideration when determining unrealized profits.

7	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010

R$ million
Balance Sheet
				Variation (%)
				Dec/10 –	Dec/10 –
ASSETS	Dec 31,10	Sep 30,10	Dec 31,09	Sep/10	Dec/09

Current and Long-term Assets	744,601	675,973	597,978	10.2%	24.5%
Cash and Cash Equivalents	10,493	11,063	10,594	-5.2%	-1.0%
Short-term Interbank Investments	85,926	112,483	139,195	-23.6%	-38.3%
Securities and Derivative Financial Instruments	188,853	141,879	120,189	33.1%	57.1%
Interbank and Interbranch Accounts	86,524	66,243	14,570	30.6%	493.9%
Loans, Lease and Other Credits Operations	297,102	279,035	245,951	6.5%	20.8%
(Allowance for Loan Losses)	(22,292)	(23,284)	(24,052)	-4.3%	-7.3%
Other Assets	97,996	88,554	91,531	10.7%	7.1%
Foreign Exchange Portfolio	21,593	20,571	27,239	5.0%	-20.7%
Other	76,403	67,983	64,292	12.4%	18.8%
Permanent Assets	10,512	10,275	10,295	2.3%	2.1%
Investments	2,135	2,226	2,187	-4.1%	-2.4%
Fixed and Operating Lease Assets	5,025	4,702	4,360	6.9%	15.3%
Intangible Assets and Goodwill	3,352	3,347	3,748	0.2%	-10.6%
TOTAL ASSETS	755,112	686,248	608,273	10.0%	24.1%

R$ million
Balance Sheet
				Variation (%)
				Dec/10 –	Dec/10 –
LIABILITIES AND EQUITY	Dec 31,10	Sep 30,10	Dec 31,09	Sep/10	Dec/09

Current and Long-term Liabilities	689,904	624,896	553,584	10.4%	24.6%
Deposits	202,738	194,917	190,772	4.0%	6.3%
Demand Deposits	26,437	29,052	25,834	-9.0%	2.3%
Savings Deposits	57,899	54,874	48,222	5.5%	20.1%
Interbank Deposits	1,985	1,293	2,046	53.5%	-3.0%
Time Deposits	116,416	109,697	114,671	6.1%	1.5%
Deposits Received under Securities Repurchase Agreements	199,641	155,636	131,935	28.3%	51.3%
Funds from Acceptances and Issue of Securities	25,609	23,379	17,320	9.5%	47.9%
Interbank and Interbranch Accounts	4,055	8,281	3,077	-51.0%	31.8%
Borrowings and Onlendings	47,412	43,259	34,692	9.6%	36.7%
Derivative Financial Instruments	5,705	9,077	5,476	-37.1%	4.2%
Technical Provisions for Insurance, Pension Plans and Capitalization	61,365	58,490	52,404	4.9%	17.1%
Other Liabilities	143,379	131,857	117,909	8.7%	21.6%
Subordinated Debt	33,830	33,017	22,038	2.5%	53.5%
Foreign Exchange Portfolio	22,035	21,399	27,682	3.0%	-20.4%
Other	87,514	77,441	68,188	13.0%	28.3%
Deferred Income	599	469	466	27.6%	28.6%
Minority Interest in Subsidiaries	3,731	3,658	3,540	2.0%	5.4%
Stockholders' Equity of Parent Company	60,879	57,225	50,683	6.4%	20.1%
TOTAL LIABILITIES AND EQUITY	755,112	686,248	608,273	10.0%	24.1%

Total assets at December 31, 2010 amounted to R$ 755.1 billion, increasing by R$ 68.9 billion from the prior quarter and 24.1% from 2009. We highlight the increase of the Credit Portfolio of 6.5% in the quarter and 20.8% in the year, to reach R$ 297.1 billion. Also significant was the R$ 20.3 billion growth in Interbank and Intrabank Relations during the quarter, mostly because of the increase in compulsory deposits established by the Brazilian Central Bank as from December 2010. Finally we highlight the growth in Securities and Derivative Financial Instruments, especially by the investment in government securities financed by the market through repurchase agreements.

8	Management Discussion & Analysis	4th Quarter, 2010

Executive Summary	Itaú Unibanco Holding S.A.

Fourth Quarter of 2010
R$ million
Income Statement
					Variation
					4thQ/10 –		2010 –
	4thQ/10	3rdQ/10	2010	2009	3rdQ/10%		2009	%

Managerial Financial Margin	12,177	11,204	44,662	42,748	973	8.7%	1,914	4.5%
Financial Margin with Clients	10,964	10,298	40,633	37,127	666	6.5%	3,506	9.4%
Financial Margin with Market	1,214	906	4,029	5,621	307	33.9%	(1,592)	-28.3%
Result of Loan Losses	(2,652)	(2,935)	(11,660)	(14,165)	283	-9.6%	2,505	-17.7%
Expenses for Allowance for Loan Losses	(3,982)	(4,069)	(15,936)	(16,399)	87	-2.1%	463	-2.8%
Income from Recovery of Credits Written Off as Loss	1,330	1,134	4,276	2,234	196	17.3%	2,042	91.4%
Net Result from Financial Operations	9,525	8,269	33,002	28,582	1,256	15.2%	4,419	15.5%
Other Operating Income/(Expenses)	(4,377)	(3,593)	(13,636)	(13,011)	(783)	21.8%	(625)	4.8%
Banking Services Fees and Income from Banking Charges	4,591	4,465	17,463	15,172	126	2.8%	2,290	15.1%
Result from Insurance, Pension Plans and Capitalization Operations	607	685	2,658	2,432	(78)	-11.4%	227	9.3%
Non-interest Expenses	(8,635)	(7,979)	(30,657)	(27,877)	(655)	8.2%	(2,779)	10.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,137)	(913)	(3,885)	(3,468)	(224)	24.5%	(418)	12.0%
Equity in earnings of affiliates and Other investments	44	64	224	209	(20)	-31.7%	15	7.2%
Other Operating Income	153	85	561	521	68	79.5%	40	7.6%
Operating Income	5,149	4,676	19,366	15,572	472	10.1%	3,794	24.4%
Non-operating Income	58	3	80	68	55	1641.8%	11	16.5%
Income before Tax and Profit Sharing	5,207	4,679	19,446	15,640	528	11.3%	3,806	24.3%
Income Tax and Social Contribution	(1,504)	(1,253)	(5,237)	(4,081)	(251)	20.0%	(1,157)	28.3%
Profit Sharing	(93)	(52)	(261)	(205)	(41)	77.9%	(57)	27.7%
Minority Interests in Subsidiaries	(211)	(216)	(924)	(864)	6	-2.6%	(60)	6.9%
Recurring Net Income	3,400	3,158	13,023	10,491	242	7.6%	2,532	24.1%

We present below a perspective on the income statement highlighting the Managerial Financial Margin plus Banking Service Fees, which is primarily derived from the sum of the main items composed by revenues from the banking and insurance, pension plans and capitalization operations.

R$ million
Income Statement
					Variation
					4thQ/10 –		2010 –
	4thQ/10	3rdQ/10	2010	2009	3rdQ/10%		2009	%

Managerial Financial Margin Plus Banking Service Fees	18,617	17,473	69,663	65,432	1,144	6.5%	4,231	6.5%
Financial Margin with Clients	10,964	10,298	40,633	37,127	666	6.5%	3,506	9.4%
Financial Margin with Market	1,214	906	4,029	5,621	307	33.9%	(1,592)	-28.3%
Banking Services Fees and Income from Banking Charges	4,591	4,465	17,463	15,172	126	2.8%	2,290	15.1%
Result from Insurance, Pension Plans and Capitalization Operations
Before Retained Claims and Selling Expenses	1,696	1,718	6,977	6,991	(22)	-1.3%	(14)	-0.2%
Other Operating Income	153	85	561	521	68	79.5%	40	7.6%
Loan and Retained Claims Losses net of Recovery	(3,346)	(3,624)	(14,535)	(17,370)	278	-7.7%	2,835	-16.3%
Expenses for Allowance for Loan Losses	(3,982)	(4,069)	(15,936)	(18,086)	87	-2.1%	2,150	-11.9%
Reversal (increase) of additional provision for loan losses	-	-	-	1,687	-	-	(1,687)	-
Income from Recovery of Credits Written Off as Loss	1,330	1,134	4,276	2,234	196	17.3%	2,042	91.4%
Retained Claims	(694)	(689)	(2,875)	(3,205)	(4)	0.6%	330	-10.3%
Operating Margin	15,271	13,848	55,128	48,062	1,423	10.3%	7,065	14.7%
Other Operating Income/(Expenses)	(10,064)	(9,169)	(35,682)	(32,422)	(895)	9.8%	(3,260)	10.1%
Non-interest Expenses	(8,635)	(7,979)	(30,657)	(27,877)	(655)	8.2%	(2,779)	10.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,137)	(913)	(3,885)	(3,468)	(224)	24.5%	(418)	12.0%
Other Results	(292)	(276)	(1,140)	(1,077)	(16)	5.9%	(63)	5.8%
Income before Tax and Profit Sharing	5,207	4,679	19,446	15,640	528	11.3%	3,806	24.3%
Income Tax and Social Contribution	(1,504)	(1,253)	(5,237)	(4,081)	(251)	20.0%	(1,157)	28.3%
Profit Sharing	(93)	(52)	(261)	(205)	(41)	77.9%	(57)	27.7%
Minority Interests in Subsidiaries	(211)	(216)	(924)	(864)	6	-2.6%	(60)	6.9%
Recurring Net Income	3,400	3,158	13,023	10,491	242	7.6%	2,532	24.1%

Note: Other Results are composed of Equity in earnings of affiliates, other investments and Non-operating Income and Selling Expenses from Insurance.

The recurring net income for 2010 reached R$ 13,023 million, up 24.1% from 2009. This result is primarily attributable to a 9.4% increase in the financial margin on clients transactions, a 15.1% growth in revenues from banking services fees and Income from banking charges and a 17.7% improvement in the result from loan and lease losses. During the period, non-interest expenses increased 10.0%, mostly due to the migration of Unibanco branches to the Itaú platform, a process that was completed in October 2010.

9	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Managerial Financial Margin
Our managerial financial margin totaled R$ 12,177 million in the fourth quarter of 2010, a R$ 973 million increase from the third quarter of the year. The main drivers of this change are discussed below.

R$ million

					Variation
					4th Q/10 –		2010 –
	4th Q/10	3rd Q/10	2010	2009	3rdQ/10%		2009	%

Financial Margin with Clients	10,964	10,298	40,633	37,127	666	6.5%	3,506	9.4%
Interest Rate Sensitive	1,669	1,545	5,737	4,612	124	8.0%	1,125	24.4%
Spread-Sensitive	9,295	8,753	34,896	32,515	542	6.2%	2,381	7.3%
Financial Margin with Market	1,214	906	4,029	5,621	307	33.9%	(1,592)	-28.3%
Total	12,177	11,204	44,662	42,748	973	8.7%	1,914	4.5%

Managerial Financial Margin with Clients
The managerial financial margin with clients comprises the use of financial products and services by our clients including account holders and non-account holders.
In the fourth quarter of 2010, the margin with clients totaled R$ 10,964 million, increasing by R$ 666 million when compared to the prior period. In order to allow for a better understanding of changes in the financial margin, in this discussion the margin is divided into two different components: financial margin that are sensitive to interest rate changes, and financial margin that are sensitive to spreads.

Interest Rate Sensitive Margin with Clients

The financial margin on interest rate-sensitive operations amounted to R$ 1,669 million in the quarter, increasing 8.0%, or R$ 124 million, from the prior quarter. The increased volume of operations, particularly associated with the growth in the average balance of working capital, resulted in such change. Annualized rates remained virtually stable.

Annualized Rate of Interest Rate Sensitive Banking Operations Performed with Clients

R$ million

			Variation
	4th Q/10	3rd Q/10	Balance	%

Average Balance	64,906	59,151	5,755	9.7%
Financial Margin	1,669	1,545	124	8.0%
Annualized Rate	10.3%	10.4%		-10 bps

Spread-Sensitive Margin with Clients

The financial margin on spread-sensitive operations added up to R$ 9,295 million in the period, a 6.2%, or R$ 542 million increase from the prior quarter. Such growth was mainly driven by the rise in the average balance of the loan portfolio, with a slight increase in annualized rates.

Annualized Rate of Spread-Sensitive Margin with Clients
R$ million

			Variation
	4th Q/10	3rd Q/10	Balance	%

Average Balance	292,282	277,692	14,589	5.3%
Financial Margin	9,295	8,753	542	6.2%
Annualized Rate	12.7%	12.6%		10 bps

Managerial Financial Margin with Market
The financial margin on market transactions basically comprises treasury transactions. During the quarter, the financial margin with market totaled R$ 1,214 million, increasing 33.9% when compared to the prior quarter. This increase is primarily attributable to the management of fixed-income and proprietary positions.

11	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Managerial Financial Margin
As a result of the above changes, the net interest margin – NIM – annualized rate of managerial financial margin, disregarding the financial margin with market – achieved 12.3% in the fourth quarter of 2010, an improvement of 10 basis points with the prior quarter rate. When the expense from provisions for loan and lease losses, net of the recovery of credits previously written off as losses, is taken into account, the adjusted NIM rate reached 9.3%, pointing out an impressive 60 basis points growth from the prior quarter, due to improvements in our loan and recovery indexes. In annualized terms, NIM increased from 11.8% in 2009 to 12.3% in 2010.

R$ million
Financial Margin Analysis
	4th Q/10			3rd Q/10			2010
	Average	Financial		Average	Financial		Average	Financial
	Balance	Margin	CDI (p.y.)	Balance	Margin	CDI (p.y.)	Balance	Margin	CDI (p.y.)
Demand Deposits + Floatings	38,356			37,304			36,955

(-) Compulsory Deposits	(11,930)			(11,922)			(11,402)
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,165			900			1,174
Tax and Social Security obligations (-) Deposits in guarantee	18,246			16,827			16,847

(-) Tax Credits	(26,893)			(27,674)			(27,190)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	45,963			43,716			42,392
Interest Rate Sensitive Margin with Clients (A)	64,906	1,669	10.3%	59,151	1,545	10.4%	58,777	5,737	9.8%

	Average	Financial	Spread	Average	Financial	Spread	Average	Financial	Spread
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)

Cash and Cash Equivalents + Interbank Deposits + Securities (*)	72,218			70,831			70,653

Interbank and Interbranch Accounts	64,453			52,302			41,817

Loans, Leasing and Other Credits	288,068			271,267			267,541

(Allowance for Loan Losses)	(22,788)			(23,092)			(23,139)
Spread-Sensitive Margin with Clients - Prior Criteria	401,951	9,295	9.2%	371,308	8,753	9.4%	356,870	34,896	9.8%

(-) Compulsory Deposits - Central Bank	(64,698)			(51,086)			(44,013)

(-) Assets Guaranteeing PGBL/VGBL Technical Provisions	(44,971)			(42,529)			(42,032)
Spread-Sensitive Margin with Clients (B) - Revised Criteria	292,282	9,295	12.7%	277,692	8,753	12.6%	270,825	34,896	12.9%

Net Interest Margin with Clients (C= A+B)	357,188	10,964	12.3%	336,844	10,298	12.2%	329,603	40,633	12.3%

Provision for Loan and Lease Losses (D)		(3,982)			(4,069)			(15,936)

Recovery of Credits Written Off as Losses (E)		1,330			1,134			4,276
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	357,188	8,312	9.3%	336,844	7,363	8.7%	329,603	28,972	8.8%

Treasury Financial Margin (G)		1,214			906			4,029

Net Result from Financial Operations (H= F+G)		9,525			8,269			33,002

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments. (-) Operations Sensitive to Variations in Interest Rate.
Note: spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin with Clients and Net Interest Margin with Clients after Provision for Loan Lease Losses vs CDI

12	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Results from Loan and Lease Losses

								R$ million

					Variation
					4thQ/10 –		2010-
	4thQ/10	3rdQ/10	2010	2009	3rdQ/10%		2009	%

Expenses for Provision for Loan and Lease Losses before the usage of the Additional Provision	(3,982)	(4,069)	(15,936)	(18,086)	87	-2.1%	2,150	-11.9%
Usage of the Additional Provision for Loan Losses	-	-	-	1,687	-	-	(1,687)	-
Expenses for Provision for Loan and Lease Losses	(3,982)	(4,069)	(15,936)	(16,399)	87	-2.1%	463	-2.8%
Income from Recovery of Credits Written Off as Losses	1,330	1,134	4,276	2,234	196	17.3%	2,042	91.4%
Result from Loan Losses	(2,652)	(2,935)	(11,660)	(14,165)	283	-9.6%	2,505	-17.7%

The expenses for the provision for loan and lease losses totaled R$ 3,982 million in the fourth quarter of 2010, corresponding to a 2.1% decline when compared to the third quarter. During 2010, such expenses reached R$ 15,936 million, decreasing by 2.8% from the prior year. Before the usage of the additional provision in 2009, the expense for loan and lease losses posted an annual decline of 11.9%, or R$ 2,150 million.
In the last quarter of 2010, income from the recovery of credits written off as losses amounted to R$ 1,330 million, representing an improvement of 17.3% quarter-on-quarter. For the year, such revenues added up to R$ 4,276 million, increasing by 91.4% from 2009.
The decline in expenses for the provision for loan and lease losses, coupled with higher income from the recovery of credits written off as losses, led to a 9.6% improvement in the result from loan and lease losses in the fourth quarter and 17.7% in the year, for a total of R$ 2,652 million and R$ 11,660 million in the respective periods. Disregarding the impact of the usage of the additional provision in 2009, the annual improvement in the result from loan and lease losses would have been 26.4%.

Review of the Criteria for Additional Provisions for Loan and Lease Losses

As of this quarter, the additional provision for loan and lease losses started to reflect the model of expected loss adopted in the institution’s credit risk management, based on the broad concept of BIS II, which considers the potential loss for revolving credits. This model replaces the former one, which contained, besides expected loss, the concept of counter-cyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$ 1,573 million provision reversal, with a net impact of R$ 1,038 million, treated as non–recurring, and an additional provision of R$ 4,531 million in relation to the minimum required by the Brazilian Central Bank.

Provision for Loan Losses and Credit Portfolio

(*) Average balance of the two previous quarters.

Result from Loan Losses and Credit Portfolio

(*) Average balance of the two previous quarters.

As of December 2010, the balance of the credit portfolio increased by 20.8% when compared to December 2009, reaching R$ 297,102 million, while the balance of allowance for loan losses declined by 7.3%, totaling R$ 22,292 million, highlighting the improvement in the credit portfolio quality. The ratio of the allowance for loan losses to the credit portfolio has improved quarter-on-quarter to reach 1.4% in December. When compared to the same period of the prior year, this ratio presents a positive evolution of 30 basis points. Similarly, the ratio of results from loan losses to the credit portfolio reached 0.9% in the last quarter of the year, representing a 40 basis points increase from December 2009.

13	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

NPL Ratio – 90days

Nonperforming Ratios
R$ million

	Dec 31, 10	Sep 30, 10	Dec 31, 09
Nonperforming Loans over 60 days (a)	15,059	14,231	16,297
Nonperforming Loans over 90 days (b)	12,593	11,902	13,838
Credit Portfolio (c)	297,102	279,035	245,951
NPL Ratio [(a)/(c)] x 100 over 60 days	5.1%	5.1%	6.6%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.2%	4.3%	5.6%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.

Throughout the year of 2010, we emphasize the improvement trend observed in our loan and financing portfolio performance indicators started in the third quarter of 2009. The overall non-performing ratio (credit transactions more than 90 days overdue) reached 4.2% in December 2010, a 140 basis points improvement from December 2009 and 10 basis points from the prior quarter. When compared to the previous year, the ratios of loan transactions to individuals and companies improved by 180 and 110 basis points, respectively. The non-performing ratio of companies has been influenced by the larger growth of the small and middle market segment, which has higher delinquency levels than large companies.
The decrease in delinquency levels is directly associated with the current Brazilian economic cycle and the more conservative credit policies adopted since the end of 2008.

Coverage Ratio – 90 days

The 90-day coverage ratio decrease from 196% in September to 177% in December is mainly attributable to the reversal of part of the additional provision in the fourth quarter of 2010. The balance of the allowance for loan losses reached R$ 22,292 million in December, a 4.3% decrease from the prior quarter, while the nonperforming loans over 90 days grew by 5.8% in the same period.

The coverage ratio is derived from the division of the provisions for loans and lease losses balance by the balance of operations more than 90 days overdue.

Overdue Loans

The overdue loans portfolio increased by 1.9% in the fourth quarter and decreased by 6.4% in the last 12 months, while the loan portfolio grew by 6.5% quarter-on-quarter and 20.8% in the year. The decrease in the coverage of allowance for loan losses over overdue loans was impacted by the reversal of part of the additional provision in the fourth quarter of 2010.

R$ million

	Dec 31, 10	Sep 30, 10	Dec 31, 09
Overdue Loans	22,294	21,870	23,808
Balance of Allowance for Loan and Lease Losses	(22,292)	(23,284)	(24,052)
Coverage	(2)	1,414	244

Obs: Overdue loans are credit operations having at least one installment more than 15 days overdue, irrespective of collateral provided.

Credit Portfolio Write Offs

Write offs from the credit portfolio totaled R$ 3,401 million in the last quarter of the year, reducing by 7.7% and 19.1% when compared to the prior period and the fourth quarter of 2009, respectively. Noteworthy during 2010 was the improvement trend in the ratio of written-off transactions to the credit portfolio, which reached 1.2% in the fourth quarter, a 50 basis points decline when compared to the same period of the prior year.

R$ million

(*) Average balance of the two previous quarters.

14	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Banking Services Fee and Income from Banking Charges
R$ million

					Variation
					4thQ/10 –		2010 –
	4thQ/10	3rdQ/10	2010	2009	3rdQ/10%		2009	%
Asset Management	658	654	2,526	2,249	3	0.5%	277	12.3%
Current Account Services	644	641	2,473	2,147	3	0.5%	326	15.2%
Credit Operations and Guarantees Provided	747	727	2,804	2,414	20	2.8%	389	16.1%
Collection Services	350	336	1,325	1,205	14	4.1%	121	10.0%
Credit Cards	1,705	1,720	6,606	5,761	(14)	-0.8%	844	14.7%
Other	487	386	1,729	1,395	100	26.0%	334	23.9%
Total	4,591	4,465	17,463	15,172	126	2.8%	2,291	15.1%

In the fourth quarter of 2010, banking service fees, including banking charges, amounted to R$ 4,591 million, a 2.8% growth from the prior period. To comply with Technical Pronouncement CPC 30, we have reclassified the value for provision for future disbursement related to the reward program for credit cards, previously accounted for in “Operating Expenses”, to “Service Revenues”. Prior periods were adjusted to enable adequate comparison.

Asset Management
Asset Management revenues added up to R$ 658 million in the fourth quarter, in line with the previous period level. Assets under management totaled R$ 363,818 million in December, increasing by 1.8% compared to September and 9.0% compared to December 2009.

Current Account Services
Revenues from current account services totaled R$ 644 million in the last quarter of the year, maintaining a positive evolution as a result of increased revenues from the charge package, due to the growth in the client base.

Credit Operations and Guarantees Provided
Revenues from credit operations and guarantees provided grew 2.8% in the fourth quarter, driven by the higher volume of credit operations, in particular vehicle financing and leasing.

Collection Services
Revenues from collection services increased by 4.1% from the third quarter due to the higher number of notes under collection in the period.

Credit Cards
Revenues from credit cards totaled R$ 1,705 million in the fourth quarter of 2010. The growth of these revenues were impacted by expenses associated with the reward program, which grew by R$ 44 million from the prior quarter.

Other	R$ million

	4thQ/10	3rdQ/10	Variation
Foreign Exchange Services	20	15	5
Income from Brokerage and Securities Placement	106	89	18
Income from Custody Services and Management of Portfolio	44	44	(0)
Income from Economic and Financial Advisory Services	106	60	46
Other Services	211	178	32
Total	487	386	100

Increase in revenues from economic and financial advisory services, driven by the higher volume of activity of the Corporate and Investment Bank areas.

Banking Services Fee and Income from Banking Charges

15	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Non-interest Expenses
R$ million

						Variation
						4thQ/10 –		2010 -
	4thQ/10	3rdQ/10	4thQ/09	2010	2009	3rdQ/10%		2009	%

Personnel Expenses	(3,355)	(3,346)	(3,244)	(12,769)	(12,092)	(9)	0.3%	(677)	5.6%
Administrative Expenses	(3,988)	(3,738)	(3,162)	(14,038)	(11,593)	(249)	6.7%	(2,446)	21.1%
Operating Expenses	(1,218)	(809)	(913)	(3,527)	(3,849)	(409)	50.6%	322	-8.4%
Other Tax Expenses (*)	(74)	(86)	(85)	(323)	(344)	12	-13.7%	21	-6.1%
Total	(8,635)	(7,979)	(7,404)	(30,657)	(27,877)	(655)	8.2%	(2,780)	10.0%
(*) Does not include ISS, PIS and Cofins.

During the fourth quarter, non-interest expenses totaled R$ 8,635 million, an 8.2% growth quarter-on-quarter. In 2010, non-interest expenses added up to R$ 30,657 million, representing a 10.0% increase when compared to 2009.

Personnel Expenses
R$ million

	4thQ/10	3rdQ/10	Variation
Compensation	(2,233)	(2,196)	(37)
Charges	(489)	(546)	57
Social Benefits	(430)	(423)	(6)
Training	(81)	(57)	(24)
Employee Terminations and Labor Claims	(122)	(123)	1
Total	(3,355)	(3,346)	(9)

Personnel expenses remained practically stable in the fourth quarter of 2010, reaching R$ 3,355 million.

Number of Employees (**)
The number of employees increased from 106,879 in September to 108,040 in December due to organic growth, in particular in connection with services provided to clients of the very small, small and mid-sized companies and Consumer Credit segment, in addition to the expansion in the branch network.

(**) For companies under control of Itaú Unibanco, 100% of the number of employees are considered.  For shared-control companies, 50% of the employees are considered.  No employee is considered for companies which are not under Itaú Unibanco’s control.

Administrative Expenses
R$ million

	4thQ/10	3rdQ/10	Variation
Data Processing and Telecommunications	(1,004)	(857)	(147)
Depreciation and Amortization	(330)	(393)	63
Facilities	(655)	(727)	72
Third-Party Services	(875)	(779)	(96)
Financial System Services	(100)	(90)	(10)
Advertising, Promotions and Publications	(351)	(287)	(64)
Transportation	(163)	(170)	7
Materials	(138)	(141)	3
Security	(127)	(115)	(12)
Travel	(54)	(45)	(9)
Other	(191)	(134)	(57)
Total	(3,988)	(3,738)	(249)

Administrative expenses increased by 6.7% quarter-on-quarter, driven by the higher volume of data processing and telecommunications as a result of the enhanced level of operating activities, which is typical in the last quarter of the year; growth in third-party services relating to consulting, advisory and telemarketing; and higher expenses for advertising, promotions and publications. Expenses for facilities and depreciation and amortization declined in the period, due to the completion of the branch migration process.

Operating Expenses
R$ million

	4thQ/10	3rdQ/10	Variation
Provision for contingencies	(310)	(79)	(231)
Selling – Credit Cards	(527)	(417)	(110)
Claims	(118)	(129)	11
Other	(262)	(183)	(79)
Total	(1,218)	(809)	(409)

During the fourth quarter, operating expenses were mainly impacted by the strengthening in provisions for tax and social security contingencies, as well as selling expenses of credit cards due to the increased client’s base and volume of transactions.

16	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Non-interest Expenses without Redecard, Porto Seguro, Migration and New Points of Sale Openings effects

Excluding the effect of expenses associated with the migration of Unibanco branches to the Itaú platform, opening of new points of sale, and expenses relating to Redecard and Porto Seguro – consolidated companies whose cost management is not directly under our administration – non-interest expenses totaled R$ 27,727 million in 2010, growing 3.3% when compared to the previous year.

R$ million
Non-interest Expenses without Redecard, Porto Seguro, New Points of Sale Openings and Branches’ Migration effects.
						Variation
						4thQ/10 –		2010 -
	4thQ/10	3rdQ/10	4thQ/09	2010	2009	3rdQ/10%		2009	%
Non-interest Expenses	(8,635)	(7,979)	(7,404)	(30,657)	(27,877)	(655)	8.2%	(2,779)	10.0%
(+) Redecard Expenses	321	309	227	1,126	920	11	3.6%	206	22.4%
(+) Porto Seguro Expenses (*)	138	125	112	486	112	12	9.7%	375	-
Non-interest Expenses without Redecard and Porto Seguro	(8,177)	(7,545)	(7,065)	(29,045)	(26,846)	(632)	8.4%	(2,199)	8.2%
(+) New Points of Sale Expenses	178	183	-	482	-	(5)	-	482	-
(+) Branches' Migration Expenses	135	406	-	835	-	(270)	-	835	-
Non-interest Expenses without Redecard, Porto Seguro, New Points of Sale Openings and Branches’ Migration effects.	(7,863)	(6,956)	(7,065)	(27,727)	(26,846)	(907)	13.0%	(881)	3.3%
(*) In 2009, it refers only to the fourth quarter.

Branches and Client Service Branches (CSB) - Brazil and Abroad

Obs: Includes Banco Itaú Argentina, Banco Itaú BBA and Chile, Uruguay and Paraguay companies’ information.

At the end of 2010, Itaú Unibanco had 3,967 branches, 944 CSBs and 29,301 ATMs, for a total of over 34 thousand service points.

Automated Teller Machines (ATMs) - Brazil and Abroad

Obs:	(i)	Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies’ information.
	(ii)	Includes ESBs (electronic service branches) and service points in third-party establishments.
	(iii)	Does not include points of sale and ATM of Banco 24h.

The number of ATMs was impacted by the branch migration process and consolidation of the service network, which resulted in an optimization of these equipments.

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (*)

(*) Division of Non-Interest Expenses by the arithmetic average of total assets for the two previous quarters (annualized).

17	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio
The calculation methodology of the Efficiency Ratio has changed to better reflect the institution’s global performance. Insurance, Pension Plan and Capitalization selling expenses, which were previously treated as revenue reducing items, are now considered as part of the Expense base.
We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and social security transactions (claims).

Efficiency Ratio
In the fourth quarter, the efficiency ratio reached 51.7%, representing a 140 basis points growth compared to the prior quarter, as a result of increased non-interest expenses. During the past 12 months, the efficiency ratio reached 48.8%, increasing by 160 basis points from the same period of the previous year, mainly driven by expenses related to the migration of branches in the course of 2010. Excluding expenses related to migration, the efficiency ratio for the past 12 months would have been 47.5%.
For comparison purposes, the efficiency ratio on the former methodology would have been 50.5% in the fourth quarter and 47.7% in the past 12 months.

Risk-Adjusted Efficiency Ratio
During the fourth quarter, the risk-adjusted efficiency ratio was 70.8%, a 140 basis points improvement from the prior quarter, mainly due to a decline in results from loan losses. During the past 12 months, the risk-adjusted efficiency ratio reached 70.9%, a 430 basis points improvement when compared to the same period of the prior year, driven by the better quality of the credit portfolio.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio  (R.A.E.R.)

Non-Interest Expenses (Personnel Expenses + Administrative Expenses +
Risk Adjusted	=	Operating Expenses + Other Tax Expenses) + Insurance Selling Expenses + Result from Loan Losses + Retained Claims
Efficiency Ratio
(Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Usage of Managerial Financial Margin Plus Banking Services Fees

The chart below shows the portions of the Managerial Financial Margin Plus Banking Services Fees that are utilized to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

18	Management Discussion & Analysis	4th Quarter, 2010

Analysis of the Net Income	Itaú Unibanco Holding S.A.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$ 1,137 million in the fourth quarter of 2010, representing a  R$  224 million growth from the prior quarter, due to the increase in the PIS and Cofins taxable base with respect to the payment of Interest on own Capital between the different group companies.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2010, expenses for Income Tax and Social Contribution on Net Income amounted to R$ 1,504 million, a 20.0% increase quarter-on-quarter.
Social Contribution on Net Income expense payable in the short-term continues not to reflect the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Federation of the Financial System (CONSIF) in this regard is yet to be decided.
At December 31, 2010, the balance of the unrecorded remaining social contribution credit, as a result from the income tax and social contribution rate increase, totaled R$ 1,732 million.

19	Management Discussion & Analysis	4th Quarter, 2010

Itaú Unibanco Holding S.A.

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20	Management Discussion & Analysis	4th Quarter, 2010

Itaú

Balance Sheet
Balance Sheet by Currency
Value at Risk
Ownership Structure

Balance Sheet	Itaú Unibanco Holding S.A.

Securities Portfolio	R$ million
Short-term Interbank Investments and Securities Portfolio
							Variation (%)
	Dec 31,10%		Sep 30,10%		Dec 31,09%		Dec/10 3Sep/10	Dec/10 3Dec/09
Short-term Interbank Investments	85,926	31.3%	112,483	44.2%	139,195	53.7%	-23.6%	-38.3%
Total Public Securities	102,964	37.5%	59,177	23.3%	52,208	20.1%	74.0%	97.2%
Government Securities – Domestic	89,036	32.4%	51,585	20.3%	43,889	16.9%	72.6%	102.9%
Government Securities – Foreign	13,928	5.1%	7,592	3.0%	8,319	3.2%	83.5%	67.4%
Argentina	293	0.1%	274	0.1%	179	0.1%	6.7%	63.5%
Russia	45	0.0%	-	-	-	-	-	-
Denmark	2,014	0.7%	1,534	0.6%	1,971	0.8%	31.3%	2.2%
Spain	734	0.3%	836	0.3%	1,093	0.4%	-12.1%	-32.8%
Korea	236	0.1%	2,043	0.8%	1,756	0.7%	-88.4%	-86.5%
Chile	702	0.3%	1,382	0.5%	1,352	0.5%	-49.2%	-48.1%
Paraguay	257	0.1%	267	0.1%	417	0.2%	-3.9%	-38.4%
Uruguay	225	0.1%	855	0.3%	522	0.2%	-73.7%	-57.0%
United States	9,394	3.4%	361	0.1%	766	0.3%	2505.2%	1126.7%
Mexico	29	0.0%	13	0.0%	10	0.0%	126.0%	195.9%
Other	-	0.0%	27	0.0%	254	0.1%	-100.0%	-100.0%
Corporate Securities	31,254	11.4%	28,180	11.1%	23,414	9.0%	10.9%	33.5%
PGBL/VGBL Fund Quotas	46,321	16.9%	43,621	17.1%	38,626	14.9%	6.2%	19.9%
Derivative Financial Instruments	8,314	3.0%	10,901	4.3%	5,939	2.3%	-23.7%	40.0%
Total	274,778	100.0%	254,362	100.0%	259,384	100.0%	8.0%	5.9%

At December 31, 2010, our short-term interbank investments and securities portfolio added up to R$ 274,778 million, increasing 8.0% from the prior quarter.
The short-term interbank investments and securities portfolio mix changed during the quarter, with higher exposure to public securities.

Evolution of Short-term Interbank Investments and Securities Portfolio

Credit Portfolio by Risk Level

At December 31, 2010, the share of credits rated "AA" to "C" grew by 20 basis points compared to the prior quarter, accounting for 90.6% of the portfolio. The increased share was a result of the overall improvement in the portfolio profile, attested by the growth in “AA” and “A” portfolios, by 12.4% and 5.3%, respectively. Such growth was essentially driven by the reduced risks associated with the individuals segment. At the same time, the credit portfolio rated “D-H” continued to lose share since September of last year, as a result of the improved economic scenario and the introduction of more conservative credit policies since 2009.

Evolution of Credit Portfolio by Risk Level

22	Management Discussion & Analysis	4th Quarter, 2010

Balance Sheet	Itaú Unibanco Holding S.A.

Credit Portfolio by Product

In the table below, we segregate the loan portfolio exclusively in individuals and companies. For a better understanding of  the evolution of the two portfolios, the main product clusters for each of them are presented.

R$  million

				Variação (%)
				Dec/10 –	Dec/10 –
	Dec 31,10	Sep 30,10	Dec 31,09	Sep/10	Dec/09
Individuals	132,146	123,282	111,602	7.2%	18.4%
Credit Card	34,953	30,901	29,313	13.1%	19.2%
Personal Loans	17,282	16,942	15,435	2.0%	12.0%
Vehicles	60,190	57,334	52,276	5.0%	15.1%
Own Payroll Loans	6,384	6,137	4,972	4.0%	28.4%
Mortgage Loans	8,067	7,025	5,249	14.8%	53.7%
Rural Loans	289	302	348	-4.3%	-17.0%
Argentina/Chile/Uruguay/Paraguay	4,982	4,640	4,010	7.4%	24.2%
Companies	164,956	155,753	134,349	5.9%	22.8%
Working Capital (*)	89,351	84,296	72,792	6.0%	22.7%
BNDES/Onlending	33,714	30,909	24,407	9.1%	38.1%
Export / Import Financing	12,508	12,143	13,810	3.0%	-9.4%
Vehicles	8,511	8,699	7,171	-2.2%	18.7%
Acquired Payroll Loans	2,018	1,662	1,094	21.4%	84.5%
Mortgage Loans	5,190	4,938	3,261	5.1%	59.1%
Rural Loans	5,136	4,967	4,796	3.4%	7.1%
Argentina/Chile/Uruguay/Paraguay	8,527	8,138	7,018	4.8%	21.5%

Total without Endorsements and Sureties	297,102	279,035	245,951	6.5%	20.8%
Endorsements and sureties	38,374	34,155	32,431	12.4%	18.3%

Total with Endorsements and Sureties	335,476	313,189	278,382	7.1%	20.5%
Private Securities (**)	15,598	13,419	10,535	16.2%	48.1%

Adjusted Total Risk	351,074	326,608	288,917	7.5%	21.5%
(*) Also includes Revolving, Receivables, Hot Money, Leasing, and other.
(**) Includes Debentures, CRI and Commercial Paper.

The individuals portfolio grew 7.2% at December 31, 2010 compared to the prior quarter, reaching R$ 132,146  million. This evolution was primarily explained by increases of 5.0% in the vehicles portfolio, totaling R$  60,190 million, 13.1% in the credit card portfolio, amounting to R$ 34,953 million, 14.8% in the mortgage loans portfolio, adding up to R$  8,067 million,  7.4% in our operations in Southern Cone countries, for a total of R$ 4,982 million, and  2.0% in the personal loans portfolio, reaching R$ 17,282 million. Also noteworthy was the growth in the own payroll loans portfolio, that reached R$ 6,384 million, increasing by 4.0% from the prior quarter.
The companies portfolio increased 5.9% in the quarter and totaled R$ 164,956 million. Changes seen in this portfolio were mainly driven by the expansion in the working capital portfolio by 6.0%, amounting to R$ 89,351 million, and the BNDES/Onlending portfolio by 9.1%, that reached R$ 33,714  million.
Taking into consideration our private fixed-income securities portfolio, that is increasingly significant as a financing instrument for corporate companies, and the balance of sureties and endorsements, our total adjusted loan portfolio reached R$ 351,074 million, a 7.5% growth compared to the prior quarter.

Credit Portfolio by Industry

The main increases in the portfolio during the quarter were seen in the following industries: Food and Beverage (up R$ 1,398 million, or 8.8%), Pharmaceuticals (up R$ 940 million, or 32.5%), Light and Heavy Vehicles (up R$ 847 million, or 9.3%), Metals and Steel (up R$ 805 million, or 10.1%), Apparel (up R$ 720 million, or 9.9%), Telecommunications (up R$ 708 million, or 21.2%), Electro-electronics (up R$ 587 million, or 7.2%), Service Providers (up R$ 533 million, or 12.3%), Autoparts and Accessories (up R$ 521 million, or 12.7%), Supermarkets (up R$ 506 million, or 29.3%), as well as other less significant changes. The main reductions in the quarter were seen in the following portfolios: Chemicals and Petrochemicals (down R$ 101 million, or 1.4%), Tobacco (down R$ 99 million, or 20.0%), and Electrical Energy Generation, Transformation and Distribution (down R$ 98 million, or 1.2%).

23	Management Discussion & Analysis	4th Quarter, 2010

Balance Sheet	Itaú Unibanco Holding S.A.

Funding
R$ million
Funding from Clients
				Dec/10 –	Dec/10 –
	Dec 31, 10	Sep 30, 10	Dec 31, 09	Sep/10	Dec/09
Demand Deposits	25,661	28,461	25,240	-9.8%	1.7%
Savings Deposits	57,883	54,858	48,207	5.5%	20.1%
Time Deposits	113,468	106,011	102,494	7.0%	10.7%
Debentures (Repurchase Agreements) and Mortgage – Backed Notes (*)	103,715	94,066	69,642	10.3%	48.9%
(1) Funding from Account Holders	300,728	283,397	245,582	6.1%	22.5%

Institutional Clients	16,982	14,104	20,217	20.4%	-16.0%
Onlending	31,689	28,862	22,356	9.8%	41.7%
(2) Total – Funding from Institutional & Account Holders	349,399	326,363	288,155	7.1%	21.3%

Assets Under Management	363,818	357,495	333,869	1.8%	9.0%
Technical Provisions for Insurance, Pension Plan and Capitalization	61,365	58,490	52,404	4.9%	17.1%
Deposits from Banks	1,985	1,293	2,046	53.5%	-3.0%
Funds from Acceptance and Issuance of Securities Abroad	9,930	9,295	5,703	6.8%	74.1%
Total Funds from Clients	786,497	752,935	682,178	4.5%	15.3%

Ratio between Credit Portfolio and Funding
				Dec/10 –	Dec/10 –
	Dec 31, 10	Sep 30, 10	Dec 31, 09	Sep/10	Dec/09
Funding from Clients + Account Holders	349,399	326,363	288,155	7.1%	21.3%
Funds from Acceptance and Issuance of Securities Abroad	9,930	9,295	5,703	6.8%	74.1%
Borrowings	15,723	14,397	12,336	9.2%	27.5%
Other (**)	15,721	16,814	10,009	-6.5%	57.1%
Total (A)	390,773	366,869	316,204	6.5%	23.6%
(-) Compulsory Deposits	(88,825)	(64,432)	(24,662)	37.9%	260.2%
(-) Cash and Cash Equivalents (Currency)	(10,493)	(11,063)	(10,594)	-5.2%	-1.0%
Total (B)	291,455	291,374	280,947	0.0%	3.7%
Credit Portfolio (C) (***)	297,102	279,035	245,951	6.5%	20.8%
C/A	76.0%	76.1%	77.8%	-10 bps	-180 bps
C/B	101.9%	95.8%	87.5%	620 bps	1440 bps
(*) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.
(**) These are comprised of installments of subordinated debt that is not included in Tier II Reference Equity.
(***) The credit portfolio balance does not include sureties and endorsements.

At December 31, 2010, total funds from clients amounted to R$ 786,497 million, or a 4.5% increase from the prior quarter.
During this quarter the funding mix was changed, as funds obtained through own issue repurchase agreements and mortgage -backed notes grew R$ 9,649 million and time deposits increased R$ 7,457 million.
The ratio of credit portfolio to funding before compulsory deposits and cash and cash equivalents reached 76.0% in December 2010, remaining practically stable in comparison with the past 12 months. Considering compulsory deposits and cash and cash equivalents, the ratio achieved 101.9% in December 2010, versus 95.8% in September. The increase is mainly attributable to the R$ 24,393 million growth in compulsory deposits, impacted by the new rates on both demand and time deposits implemented as from December 6, and by the reduction of the line named Other, since the Brazilian Central Bank approved US$ 1 billion in Subordinated Notes to compose the Tier II Referential Equity.

Ratio  between Credit Portfolio and Funding

24	Management Discussion & Analysis	4th Quarter, 2010

Balance Sheet	Itaú Unibanco Holding S.A.

R$ million
Total Funds
				Dec/10 –	Dec/10 –
	Dec 31, 10	Sep 30, 10	Dec 31, 09	Sep/10	Dec/09
Funding from Clients	786,497	752,935	682,178	4.5%	15.3%
Repurchase Agreements (1)	98,363	65,844	66,477	49.4%	48.0%
Borrowings	15,723	14,397	12,336	9.2%	27.5%
Foreign Exchange Portfolio	22,035	21,399	27,682	3.0%	-20.4%
Subordinated Debt	33,830	33,017	22,038	2.5%	53.5%
Collection and Payment of Taxes and Contributions	695	3,707	473	-81.2%	47.0%
Free Assets (2)	54,098	50,608	43,929	6.9%	23.2%
Free Assets and Other	224,743	188,972	172,936	18.9%	30.0%
Total Funds (Free, Raised and Managed Assets)	1,011,241	941,907	855,113	7.4%	18.3%
(1) Does not include own issued debentures.
(2) Stockholders´ Equity + Minority Interests - Permanent Assets

Total funds exceeded R$ 1.0 trillion as of December 31, 2010, increasing by R$ 69.3 billion when compared to September 2010, and R$ 156.1 billion to December 2009.

The repurchase agreements increased by 49.4% and 48.0% in the same periods above mentioned, respectively.

External Funding
The table below highlights the main issues abroad of Itaú Unibanco outstanding as of December 31, 2010.
US$ millions
Main Issues in Effect (1)
		Balance at			Exchange	Balance at	Issue	Maturity
Instrument	Coordinator	Sep 30, 10	Issues	Amortization	Variation	Dec 31, 10	Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Merrill Lynch	359			10	369	8/13/2001	8/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100				100	8/13/2001	8/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80				80	11/9/2001	8/15/2011	10.000%
Fixed Rate Notes(3)	UBS/Merrill Lynch	500				500	7/29/2005	Perpetual	8.700%
Fixed Rate Notes(4)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(9) + 3.79%
Fixed Rate Notes(5)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(9) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	3/30/2015	Libor(10) + 1.25%
Floating Rate Notes(6)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	136		(41)	(3)	93	12/22/2005	12/22/2015	Euribor(11) + 0.55%
Floating Rate Notes(7)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	301		(14)	(6)	281	7/27/2006	7/27/2011	Euribor(11) + 0.32%
Floating Rate Notes(8)	HSBC	229			4	232	5/30/2007	5/30/2012	9.210%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	4/15/2010	4/15/2020	6.200%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	9/23/2010	1/22/2021	5.750%
Medium Term Notes(12)	Banco Itaú Holding Cayman	0	291			291	11/23/2010	11/23/2015	10.500%
Other Notes(13)		2,831		(116)		2,715
Total		7,123	291	(171)	5	7,249
(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds.
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6) and (7) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million and € 300 million, respectively.
(8)  Amounts in US$ equivalent on the date to R$ 387 million.
(9)  Fomentation Financial Unit.
(10) 180–day Libor.
(11) 90–day Euribor.
(12) Amounts in US$ equivalent on the date to R$ 500 million.
(13) Structured Notes.

Equity and Tangible Capital

At December 31, 2010, stockholders’ equity totaled R$ 60,879 million, an increase of R$ 3,653 million from September. This evolution is in compliance with technical pronouncement CPC 33 (benefits to employees), which impacted stockholders’ equity by R$ 926 million without affecting the net income. In the same period, the Basel Ratio reached 15.4%. A breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio(*).

R$ million

	Dec 31,10	Sep 30,10	Dec 31,09
Stockholders´ Equity of Parent Company	60,879	57,225	50,683
(-) Intangible	(3,285)	(3,273)	(3,748)
(=) Tangible Equity (A)	57,594	53,953	46,935

Risk-weighted Exposure	522,952	489,357	422,840
(-) Intangible asset not eliminated from weighting	(2,896)	(2,851)	(3,172)
(=) Adjusted Risk-weighted Exposure (B)	520,056	486,506	419,668

Ratios
BIS	15.4%	15.3%	16.7%
Tier I	11.8%	11.9%	13.7%
Tangible Equity (A/B)	11.1%	11.1%	11.2%

(*) Internationally defined as Stockholders’ Equity less intangible assets, goodwill and redeemable preference shares. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

(**)  For comparison purposes, we disregarded the benefit of including the additional provision that prevailed at that time on the calculation of the ratios. In December 2009, the BIS ratio was 16.7% and the Tier I ratio was 13.7%.

25	Management Discussion & Analysis	4th Quarter, 2010

Balance Sheet by Currency (*)	Itaú Unibanco Holding S.A.

The exchange rate risk management policy adopted by Itaú Unibanco with respect to its assets and liabilities positions is primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities.
The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. Gains and losses arising from financial instruments used to hedge such assets position, however, are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liabilities position must be built at a higher volume than the hedged assets.
The Balance Sheet per Currencies shows assets and liabilities balances denominated in local and foreign currencies. At December 31, 2010, the net exchange position was a liability of US$ 9,355 million.

					R$ million
Balance Sheet
	Dec 31, 10
		Business in Brazil
Assets		Itaú Unibanco			Business
	Consolidated Itaú Unibanco	Total	Local Currency	Foreign Currency	Abroad Itaú Unibanco
Cash and Cash Equivalents	10,493	5,774	5,339	434	4,407
Short Term Interbank Deposits	85,926	78,126	77,063	1,063	10,375
Securities	188,853	163,001	162,678	324	41,465
Loans	297,102	264,531	257,233	7,297	43,998
(Allowance for Loan Losses)	(22,292)	(21,536)	(21,536)	-	(756)
Other Assets	184,520	174,904	164,639	10,265	28,339
Foreign Exchange Portfolio	21,593	17,035	7,242	9,793	23,253
Other	162,927	157,869	157,397	472	5,086
Permanent Assets	10,512	30,491	9,199	21,292	1,313
TOTAL ASSETS	755,112	695,290	654,615	40,675	129,142

Derivatives – Purchased Positions				61,587
Futures				18,785
Options				5,750
Swaps				17,259
Other				19,793
TOTAL ASSETS AFTER ADJUSTMENTS (a)				102,262

	Dec 31, 10
		Business in Brazil
Liabilities and Equity		Itaú Unibanco			Business
	Consolidated Itaú Unibanco	Total	Local Currency	Foreign Currency	Abroad Itaú Unibanco
Deposits	202,738	166,555	166,367	188	36,947
Funds Received under Securities Repurchase Agreements	199,641	184,055	184,055	-	15,586
Funds from Acceptances and Issue of Securities	25,609	30,920	15,583	15,337	9,816
Borrowings and OnLendings	47,412	49,234	33,981	15,253	11,518
Interbank and Interbranch Accounts	4,055	3,950	2,329	1,621	106
Derivative Financial Instruments	5,705	3,983	3,983	-	1,994
Other Liabilities	143,379	130,753	120,169	10,584	31,812
Foreign Exchange Portfolio	22,035	17,465	7,344	10,122	23,265
Other	121,344	113,288	112,825	462	8,548
Technical Provisions of Insurance, Pension Plans and Capitalization	61,365	61,356	60,706	650	9
Deferred Income	599	533	533	0	62
Minority Interest in Subsidiaries	3,731	3,073	3,073	-	0
Stockholders' Equity of Parent Company	60,879	60,879	60,879	-	21,292
Capital Stock	47,556	47,556	47,556	-	19,670
Net Income	13,323	13,323	13,323	-	1,622
TOTAL LIABILITIES AND EQUITY	755,112	695,290	651,657	43,633	129,142

Derivatives – Sold Positions				74,216
Futures				25,196
Options				10,641
Swaps				25,252
Other				13,127
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				117,849
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(15,587)
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(9,355)

(*) Does not consider eliminations of operations between local and foreign businesses.

26	Management Discussion & Analysis	4th Quarter, 2010

Value at Risk (VaR)	Itaú Unibanco Holding S.A.

Itaú Unibanco’s VaR

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay and Banco Itaú Paraguay. Itaú Unibanco’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor.
On a consolidated basis, Itaú Unibanco continues to pursue its policy of operating within low limits in relation to its capital. The consolidated values at risk presented an increase during the quarter, which can be seen in the Global Average VaR, mainly due to uncertainties in the international market in the period and its impact on local markets, but still remained at low levels due to a conservative management and an efficient portfolio diversification.
It may be seen that the diversification of risks from the business units is significant, enabling the conglomerate to maintain a reduced overall exposure to market risk when compared to its capital.

		R$ million
VaR – Itaú Unibanco
VaR by Risk Factor	Dec 31, 10	Sep 30, 10
Itaú Unibanco + Itaú BBA
Fixed Rate	77.8	73.0
TR	27.4	25.6
Inflation Indexes	18.6	17.3
Dollar Linked Interest Rate	13.0	12.8
Foreign Exchange Rate – US$	9.7	4.8
Foreign Sovereign and Private Securities	4.3	4.8
Equities	14.4	18.0
Foreign Interest Rate	15.1	8.7
Commodities	18.5	16.0
Other Foreign Exchange Rate	5.7	14.2
Other	2.4	7.3
Itaú Europa	0.6	2.1
Itaú Argentina	1.6	1.0
Itaú Chile	3.3	5.1
Itaú Uruguay	0.2	0.2
Itaú Paraguay	0.9	0.3
Diversification Effect	(81.8)	(91.9)
Global VaR	131.9	119.5
Maximum VaR	181.8	138.7
Average VaR	149.0	107.7
Minimum VaR	109.5	78.6
Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Evolution of Itaú Unibanco's Value at Risk (R$ million)

Find out more on risk management in Note 21 to the Financial Statements and in our Investor Relations website, www.itau-unibanco.com/ir, in the Corporate Governance/Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

27	Management Discussion & Analysis	4th Quarter, 2010

Ownership Structure	Itaú Unibanco Holding S.A.

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-f to the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of December 31, 2010:

			In thousands
NUMBER OF SHARES
ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	2	26,566	26,568
Total Shares (-) Treasury	2,289,284	2,255,084	4,544,368

The organization chart below summarizes the current ownership structure on 12/31/2010:

Traded Financial Volume Ranking

In 2010, Itaú Unibanco’s non-voting shares (ITUB4) figured in the fourth position on the ranking of average financial volume traded on BM&FBOVESPA. In the same period, the Bank’s  ADR (American Depositary Receipt) was the third most traded paper on NYSE (New York Stock Exchange) and the first most traded among bank shares listed in the USA.

28	Management Discussion & Analysis	4th Quarter, 2010

Performance in Stock Market	Itaú Unibanco Holding S.A.

	Non-voting	Common
	shares	shares	ADRs
2010	ITUB4 (R$)	ITUB3 (R$)	ITUB (US$)
Closing quotation at 12/31/2009	38.69	30.00	22.84
High for the year	43.72	33.20	26.30
Average for the year	37.92	29.54	21.75
Low for the year	31.03	24.66	16.33
Closing quotation at 09/30/2009	40.47	30.85	24.18
High for the quarter *	43.72	33.20	26.30
Average for the quarter	40.74	31.49	24.39
Low for the quarter **	37.66	29.48	22.47
Closing quotation at 12/31/2010	39.79	31,00	24.01
Change in 2010	2.8%	3.3%	5.1%
Change in 4thQ/10	-1.7%	0.5%	-0.7%
Average daily trading financial volume in 2010 (million)	201	6	250
Average daily trading financial volume in 4thQ/10 (million)	224	7	211

* quotation at 11/09/10 for Non-voting and Common Shares, and at 11/05/10 for ADRs.
** quotation at 12/20/10 for Non-voting and Common Shares, and at 12/10/10 for ADRs.

Market Capitalization (*)  vs.  Bovespa Index

On December 31, 2010, Itaú Unibanco’s market capitalization was R$ 179,639 million, up  2.57% from December 31, 2009. In the same period, the Bovespa Index growth was equal to 1.02%. When compared to 2000, Itaú Unibanco’s market capitalization grew 8.4 times, while the Bovespa Index grew 4.5 times.
According to Bloomberg1, at the end of December 2010, Itaú Unibanco ranked 10th in terms of worldwide bank market capitalization. For the second consecutive year, the Bank figures among the 10 largest banks in the world.

(1) International agency for updated business news and financial information.

Participation in Brazilian Market Indexes
Besides being one of the companies with higher participation in the Bovespa Index (Ibovespa), IBrX-100 and IBrx-50, Itaú Unibanco was selected for the sixth time to comprise the stock portfolio of the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial - ISE). ISE 2010/2011 is made up of 38 companies known for their commitment to sustainability.
The participation in market indexes represents a benchmark for institutional investors. Also in 2010, two new indexes were developed: ICO2 – Carbon-Efficient Index, and IGCT – Corporate Governance Trade Index. The first indicator considers the efficiency level of greenhouse  gas (GHG) emissions in relation to a company’s total outstanding shares, while IGCT is a derivation of IGC (Corporate Governance Index), with defined liquidity criteria. Of all banks listed on BM&FBOVESPA, Itaú Unibanco has the most significant participation in the two new indexes.

Index	Participation (%)	Ranking
Ibovespa	3.83	4th
IBrX - 100	8.28	3rd
IBrX - 50	9.73	3rd
ICO2	14.10	2nd
IFNC	20.00	1st
IGC	7.76	2nd
IGCT	11.66	2nd
ISE	5.83	6th
Itag	13.80	1st
Source: BM&FBOVESPA

The chart on the side depicts the evolution of R$ 100 invested on December 31, 2000 through December 31, 2010, and compares the quotations with and without reinvestment of Itaú Unibanco’s dividends to the Ibovespa performance.

Preferred Shares Appreciation – ITUB4 - baseline 100=12/31/2000

29	Management Discussion & Analysis	4th Quarter, 2010

Itaú Unibanco Holding S.A.

Dividends / Interest on Capital (IOC)
As from July 1980, Itaú Unibanco has compensated its shareholders with monthly and supplementary payments (historically, twice a year), which are evenly distributed to common and non-voting stockholders. Pursuant to the Bylaws (art. 13), shareholders are entitled to receive, as mandatory dividends, at least 25% of adjusted net income for the year. For the past ten years, on average, the net amount distributed by Itaú Unibanco to its shareholders was in excess of 30% of the annual consolidated net income.

Subordinated Notes – Medium Term Notes
The Medium Term Notes (MTN) program implemented in 2010 is intended to issue Itaú Unibanco Holding S.A. debt in the total amount of  US$ 10 billion, thereby granting the bank prompt access to international capital markets, with no need to dilute the interest of its shareholders.
Under this program, in 2010 Itaú Unibanco issued US$ 2 billion in subordinated debt, of which US$ 1 billion is payable in 2020 at the fixed rate of 6.20% p.y., and US$ 1 billion is payable in 2021, at the fixed rate of 5.75% p.y. The purpose of this funding is to maintain the level II equity base, thus enabling a higher growth in loan and financing transactions.
In addition to the subordinated debt, the Bank also issued senior debt worth R$ 500 million, maturing in 2015 at the fixed rate of 10.50% p.y..
The above mentioned offerings were carried out in the USA to qualified institutional investors, as well as to non-USA investors outside the USA.

Expo Money 2010
The Expo Money cycle came to a close in 2010 with four more events held in Brazil in the last quarter (for a total of 12 in the year). Itaú Unibanco was present at 11 of such events. In addition to giving lectures on financial education, the Bank makes available certain of its brokerage house professionals, from the Investor Relations area, as well as consultants specialized in investment products, to clarify doubts raised by all shareholders, investors and stakeholders.
The events are attended by thousands of participants who seek to learn about, or improve their knowledge of, finance and the financial market. Please see our 2011 Agenda on the Investor Relations site for more information (www.itau-unibanco.com/ir > Agenda).

Sustainability Rating
In accordance with the “Most Sustainable Large Banks” annual ranking developed by the consultancy Management & Excellence and LatinFinance in 2010, Itaú Unibanco continues to be the most sustainable bank in Latin America for the sixth consecutive year, in addition to being ascribed the first position in the Corporate Governance category. The rating assesses criteria such as ethics, transparency, corporate social responsibility, strategic evaluation, and corporate governance. Itaú Unibanco’s scoring has positively evolved since 2006 to reach the unparalleled score of 0.99 in 2010 (for a maximum score of 1.0), testifying the Bank’s strong efforts towards a consistent, efficient performance in all its activities.

Itaú Unibanco has the Best Investor Relations Program
In November 2010, Itaú Unibanco and its Investor Relations team were designated by the Institutional Investor magazine as the best players in the Latin American banking and financial services industry on six out of eight items divided into four categories. This result stems from a survey performed by Latin America Investor Relations Perception with 60 investment analysts and 58 industry investors. Factors assessed include the creditworthiness of the Investor Relations team, knowledge of the sector, quality and depth of answers to investors, and access to top management.
In addition to the award by Institutional Investor, in 2010 Itaú Unibanco also received:
(i)  from APIMEC, the Best Brazilian Public Company award, for the fifth time.
(ii) from IR Magazine/Fundação Getúlio Vargas, the Gran Prix as Best Investor Relations Program for all companies with market cap over R$ 2 billion, for the second time.

Subsequent Event – Agreement with Globex
In January 2011, Itaú Seguros, a subsidiary of Itaú Unibanco Holding, and Nova Casa Bahia, a subsidiary of Globex Utilidades, entered into an additional term of the Operational Agreement for the Provision of Services of Differentiated Extended Warranty Insurance, that will be in effect until December 31, 2015. On January 14, Nova Casa Bahia received the equivalent of R$ 260 million to supplement the prepayment of Sales of individual certificates of Extended Warranty Insurance.

30	Management Discussion & Analysis	4th Quarter, 2010

Itaú Unibanco Holding S.A.

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32	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

Pro Forma Adjustments and Allocated Capital
The pro forma financial information takes into account the impacts associated with the allocation of capital. For this sake, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation. Then, we determine the Risk Adjusted Return on Capital (RAROC), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.
The Treasury+Corporate column shows the results associated with excess capital, excess subordinated debt and the carrying cost of the net balance of deferred taxes. It also shows the cost of the treasury operation, equity in the earnings of companies not yet linked to the different segments, as well as the adjustments for minority interests in subsidiaries and the market financial margin.
Since the fourth quarter of 2009, the Treasury+Corporate column also comprises the consolidation of 30% of  Porto Seguro.
Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. The cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with the Tier I allocated capital.
The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation in each segment.

33	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

The pro forma financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below,  are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

On December 31, 2010					R$ million
Pro Forma Balance Sheet by Segment

	Commercial			Treasury +
ASSETS	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Current and Long-Term Assets	524,881	209,106	92,385	68,556	744,601
Cash and Cash Equivalents	9,475	594	-	12	10,493
Short-term Interbank Investments	142,958	49,700	-	5,057	85,926
Short-term Interbank Deposits in the Market	98,157	223	-	5,057	85,926
Short-term Interbank Deposits in Intercompany*	44,801	49,477	-	-	-
Securities and Derivative Financial Instruments	121,233	68,599	0	33,381	188,853
Interbank and Interbranch Accounts	83,992	2,414	119	-	86,524
Loans, Lease and Other Credit Operations	122,680	77,006	93,754	3,664	297,102
(Allowance for Loan Losses)	(11,083)	(1,131)	(7,627)	(2,451)	(22,292)
Other Assets	55,627	11,923	6,138	28,894	97,996
Foreign Exchange Portfolio	13,456	11,366	-	-	21,593
Others	42,170	557	6,138	28,894	76,403
Permanent Assets	7,022	882	1,445	1,163	10,512
TOTAL ASSETS	531,903	209,988	93,829	69,719	755,112

	Commercial			Treasury +
LIABILITIES AND EQUITY	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Current and Long-Term Liabilities	510,658	197,169	85,624	46,779	689,904
Deposits	203,452	76,568	28	1,097	202,738
Deposits from Clients	173,469	31,767	28	1,097	202,738
Deposits with Intercompany*	29,983	44,801	-	-	-
Deposits Received under Securities Repurchase Agreements	94,158	56,080	70,241	14,401	199,641
Securities Repurchase Agreements in the Market	74,664	41,285	70,241	14,401	199,641
Securities Repurchase Agreements with Intercompany*	19,494	14,795	-	-	-
Funds from Acceptances and Issue of Securities	45,961	5,690	-	17	25,609
Interbank and Interbranch Accounts	1,691	2,352	14	-	4,055
Borrowings and Onlendings	18,934	28,828	484	-	47,412
Derivative Financial Instruments	5,840	6,109	-	-	5,705
Other Liabilities	81,180	21,542	14,857	29,341	143,379
Foreign Exchange Portfolio	13,648	11,617	-	-	22,035
Others	67,531	9,925	14,857	29,341	121,344
Technical Provisions for Insurance, Pension Plans and Capitalization	59,442	-	-	1,923	61,365
Deferred Income	496	96	-	7	599
Minority Interest in Subsidiaries	(0)	-	-	3,732	3,731
Allocated Tier I Capital	20,750	12,722	8,206	19,201	60,879
TOTAL LIABILITIES AND EQUITY	531,903	209,988	93,829	69,719	755,112
*The Intercompany were eliminated in the Consolidated.
					R$ million
Pro Forma Income Statement by Segment
	Commercial			Treasury +
4th Quarter/10	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Managerial Financial Margin	7,488	1,338	2,253	1,095	12,177
Financial Margin with Clients	7,370	1,338	2,253	-	10,964
Financial Margin with the Market	(0)	-	-	1,214	1,214
Financial Margin of the Corporation	119	-	-	(119)	-

Result of Loan Losses	(2,082)	203	(772)	(1)	(2,652)
Expenses for Allowance for Loan Losses	(2,847)	88	(1,222)	(1)	(3,982)
Income from Recovery of Credits Written Off as Loss	766	115	449	-	1,330

Net Result from Financial Operations	5,407	1,541	1,481	1,094	9,525

Other Operating Income/(Expenses)	(2,858)	(308)	(681)	(518)	(4,377)
Banking Service Fees and Income from Banking Charges	2,424	539	1,520	114	4,591
Result from Insurance, Pension Plans and Capitalization Operations	396	0	72	139	607
Non-interest Expenses	(5,396)	(709)	(2,003)	(529)	(8,635)
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(461)	(100)	(283)	(293)	(1,137)
Equity in Earnings of Affiliates and Other Investments	(0)	(3)	-	46	44
Other Operating Income	179	(35)	13	4	153

Operating Income	2,548	1,233	800	576	5,149

Non-operating Income	1	58	(1)	1	58

Income Before Tax and Profit Sharing	2,549	1,291	799	577	5,207
Income Tax and Social Contribution	(721)	(360)	(231)	(192)	(1,504)
Profit Sharing	(35)	(40)	(11)	(7)	(93)
Minority Interests in Subsidiaries	(0)	-	-	(219)	(211)

Recurring Net Income	1,792	892	556	159	3,400
(RAROC) – Return on Average Tier I Allocated Capital	35.1%	28.6%	28.6%	3.5%	23.0%
Efficiency Ratio (ER)	53.1%	40.7%	56.0%	43.6%	51.7%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

34	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

The pro forma financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below,  are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

On September 30, 2010					R$ million
Pro Forma Balance Sheet by Segment
	Commercial			Treasury +
ASSETS	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Current and Long-Term Assets	480,921	196,205	84,493	58,269	675,973
Cash and Cash Equivalents	9,468	1,354	-	8	11,063
Short-term Interbank Investments	173,485	48,435	-	3,384	112,483
Short-term Interbank Deposits in the Market	124,278	39	-	3,384	112,483
Short-term Interbank Deposits in Intercompany*	49,207	48,396	-	-	-
Securities and Derivative Financial Instruments	82,276	61,884	0	23,681	141,879
Interbank and Interbranch Accounts	64,843	1,556	76	-	66,243
Loans, Lease and Other Credit Operations	114,805	73,956	86,191	4,085	279,035
(Allowance for Loan Losses)	(11,388)	(2,198)	(7,243)	(2,455)	(23,284)
Other Assets	47,433	11,217	5,468	29,567	88,554
Foreign Exchange Portfolio	15,124	9,590	-	-	20,571
Others	32,308	1,628	5,468	29,567	67,983
Permanent Assets	6,892	922	1,279	1,182	10,275
TOTAL ASSETS	487,814	197,127	85,772	59,452	686,248

	Commercial			Treasury +
LIABILITIES AND EQUITY	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Current and Long-Term Liabilities	467,289	184,816	78,428	38,278	624,896
Deposits	198,405	76,072	13	1,129	194,917
Deposits from Clients	170,511	26,865	13	1,129	194,917
Deposits with Intercompany*	27,894	49,207	-	-	-
Deposits Received under Securities Repurchase Agreements	68,481	48,210	65,201	6,551	155,636
Securities Repurchase Agreements in the Market	47,979	36,234	65,201	6,551	155,636
Securities Repurchase Agreements with Intercompany*	20,502	11,976	-	-	-
Funds from Acceptances and Issue of Securities	40,193	5,050	-	26	23,379
Interbank and Interbranch Accounts	6,114	2,387	14	-	8,281
Borrowings and Onlendings	16,838	26,737	502	-	43,259
Derivative Financial Instruments	5,437	6,909	-	-	9,077
Other Liabilities	75,159	19,452	12,698	28,745	131,857
Foreign Exchange Portfolio	15,535	10,007	-	-	21,399
Others	59,623	9,445	12,698	28,745	110,458
Technical Provisions for Insurance, Pension Plans and Capitalization	56,662	-	-	1,827	58,490
Deferred Income	404	58	-	7	469
Minority Interest in Subsidiaries	(0)	-	-	3,658	3,658
Allocated Tier I Capital	20,120	12,253	7,344	17,508	57,225
TOTAL LIABILITIES AND EQUITY	487,814	197,127	85,772	59,452	686,248
*The Intercompany were eliminated in the Consolidated.
					R$ million
Pro Forma Income Statement by Segment
	Commercial			Treasury +
3rd Quarter/10	Bank	Itaú BBA	Consumer Credit	Corporation	Itaú Unibanco
Managerial Financial Margin	7,066	1,164	2,280	714	11,204
Financial Margin with Clients	6,874	1,164	2,280	-	10,298
Financial Margin with the Market	0	-	-	906	906
Financial Margin of the Corporation	192	-	-	(192)	-

Result of Loan Losses	(2,119)	143	(955)	(4)	(2,935)
Expenses for Allowance for Loan Losses	(2,947)	110	(1,227)	(4)	(4,069)
Income from Recovery of Credits Written Off as Loss	828	33	272	-	1,134

Net Result from Financial Operations	4,946	1,307	1,326	710	8,269

Other Operating Income/(Expenses)	(2,888)	(208)	(423)	(71)	(3,593)
Banking Service Fees and Income from Banking Charges	2,345	468	1,544	109	4,465
Result from Insurance, Pension Plans and Capitalization Operations	474	(0)	72	140	685
Non-interest Expenses	(5,191)	(533)	(1,817)	(437)	(7,979)
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(603)	(107)	(251)	48	(913)
Equity in Earnings of Affiliates and Other Investments	0	(3)	-	67	64
Other Operating Income	88	(33)	29	3	85

Operating Income	2,058	1,098	902	639	4,676

Non-operating Income	12	(10)	(0)	2	3

Income Before Tax and Profit Sharing	2,070	1,088	902	642	4,679
Income Tax and Social Contribution	(566)	(281)	(264)	(142)	(1,253)
Profit Sharing	(21)	(18)	(6)	(7)	(52)
Minority Interests in Subsidiaries	0	-	-	(238)	(216)

Recurring Net Income	1,483	789	631	255	3,158
(RAROC) – Return on Average Tier I Allocated Capital	31.7%	26.1%	33.7%	5.7%	22.5%
Efficiency Ratio (ER)	54.3%	35.7%	49.5%	38.3%	50.3%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

35	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

Commercial Bank

The Commercial Bank result consists from the offering of financial products and banking services to a diversified client base, including individuals and companies. The segment includes retail clients (individuals and very small companies), high-income clients, private bank clients and  small and mid-sized companies.

In the fourth quarter of 2010, the recurring net income of the Commercial Bank increased by 20.9% to reach R$1,792 million. During the quarter, the financial margin on with clients grew 7.2%, mostly driven by the increase in the Very Small, Small, ad Mid-sized Companies. Non-interest expenses grew 3.9% from the prior quarter. The credit portfolio added up to R$ 122,680 million, or a 6.9% increase compared to the prior quarter. The Commercial Bank return on allocated capital reached 35.1% per year, while the efficiency ratio hit  53.1% in the period.

Some Commercial Bank Highlights:

Branch Network
Itaú Unibanco’s service network is nationwide and adopts a segmentation strategy, including structures, products and services that are developed to meet the specific requirements of our many diversified clients profiles: Itaú, Uniclass, Personnalité and Private Bank.

Products which are available at our branch network and 30 Horas electronic channels include current accounts, investments, credit cards, personal loans, insurance and  mortgage and vehicle financing, among others.

Geographical Distribution Service Network—Brazil
Number of Branches and  Client Service Branches (CSB)

In October 2010, before completing two years of the association, Itaú Unibanco completed the integration of its entire branch network in Brazil which, at the end of the year, comprised of 4,651 units, including regular branches and clients service branches (CSB).

Points of Services Evolution (*) – Brazil

Clients
In the Individuals segment, the credit portfolio reached R$127,128 million at the end of 2010, growing 7.3% from September 2010 and 18.3% from December 2009. Even with the growth of credit granting, the overall non-performing ratio decreased significantly, an improvement of 180 basis points (referring to the individuals credit transactions more than 90 days overdue) compared to the same period of 2009. This decrease is directly associated with the more conservative credit polices adopted since the end of 2008 and with the current Brazilian economic cycle.

The credit portfolio in the Companies segment, which provides services to clients with revenues up to R$150 million, grew 8.4% quarter-on-quarter and 31.2% when compared with December 2009. Such growth was primarily attributable to the expansion in our operations and to the economic upturn seen in the period.

36	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

Wealth Management & Services
All our investment products fall under the responsibility of Wealth Management & Services. The most significant ones are mentioned below.

Asset Management
In December 2010, Itaú Unibanco reached R$240 billion of assets under management, including investment funds and managed portfolios, corresponding to a 14.3% market share(1). We are leaders in the Corporate, Middle Market, Private Banking and High-Income Retail segments, providing services to approximately 2 million clients.

Assets Under Management (AUM)

Assets under management reached R$ 363.8 billion at the end of 2010, increasing 1.8% and 9.0% when compared to the prior quarter and the same period of 2009, respectively.

Leader in custody services, at the end of the fourth quarter of 2010 Itaú Unibanco recorded a total of R$ 762.4 billion in assets under custody, an 11.2% rise compared to the same period of 2009, representing 25.1% of the total market(1). Domestic custody services reached R$ 515.4 billion at the end of 2010 and international custody added up to R$ 247.0 billion.

We also offer several financial solutions to companies, including: Investment Funds Trust Management, Asset Bookkeeping, Listed Shares Bookkeeping, Guarantee Agent on Project Finance Operations, Escrow Accounts, and Loan and Financing Contract transactions.

(1) Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Mortgage Loans
In the fourth quarter of 2010, the mortgage loans portfolio, including individuals and companies, reached R$ 13,257 million, growing by 10.8% from the prior quarter and 55.8% from the same period of 2009, thus maintaining the accelerated expansion rate that has characterized the real estate market in the most recent quarters.

Between October and December 2010, the volume of new mortgage loan financing contracts to individual borrowers was R$ 1,488 million, while financing to companies added up to R$ 2,132 million, for a total of R$ 3,620 million.

				R$ million
Volume of contracts
			Variation
			4th Q/10 –
	4th Q/10	3rd Q/10	3rd Q/10%
Individuals	1,488	1,099	389	35.4%
Companies	2,132	2,265	(133)	-5.9%
Total	3,620	3,364	256	7.6%

Credit Cards
Itaú Unibanco is leader in the Brazilian credit card market. Itaucard and Hipercard offer a wide range of products to 26.0 million clients, including both account holders and non-account holders. In the fourth  quarter  of  2010, the volume  of  transactions on  credit cards  amounted to R$ 31,104 million, a 22.4%  increase when compared to the same period of the prior year.

Amount of Transactions and Quantity of Credit Card Accounts

37	Management Discussion & Analysis	4th Quarter, 2010

Pro Forma Financial Statements by Segment	Itaú Unibanco Holding S.A.

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and investment bank services. Itaú BBA’s net income added up to R$  892 million in the fourth quarter of 2010, a 13.1% increase compared to the prior quarter. Return on allocated capital reached 28.6% per year, while the efficiency ratio reached 40.7% in the period. The financial margin with clients totaled R$ 1,338 million, increasing by 15.0% from the previous quarter.

The outstanding quality level of the credit portfolio is to be highlighted, with 95.3% of the credits ascribed as “AA”, “A” and “B” risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution 2,682. The result from loan and lease losses was R$ 203 million in the end of the quarter.

Banking service fees totaled R$ 539 million in the fourth quarter, growing 15.2% from the prior quarter, mainly due to the increase in revenues from Investment Bank transactions and credit fees. The rise in non-interest expenses is primarily attributable to the accelerated pace of technology projects.

Among the various operations carried out by Itaú BBA that obtained good results in recent quarters, are: (i) Leadership on transfer disbursements of BNDES-Exim lines, with volume of R$ 3.6 billion and 23% of market share, according to the ranking of BNDES (ii) 30% growth in volumes of Cash Management, (iii) Inauguration in January 2011 of a representative office in Peru, expanding the international focus on customer service.

In Investment Bank, Itaú BBA finished 2010 with excellent results, especially: (i) Leadership in the ANBIMA(1) ranking for  distribution of fixed income, with R$ 23.6 billion of operations in debentures, promissory notes and securitization, reaching 23.3% market share, (ii) Second place in issues of  international  fixed income,  with  volume of   US$ 13.3 billion becoming the first Brazilian bank to lead a fund-raising for the Brazilian National Treasury (Global 2041), with a volume of US$ 500 million, (iii) In Mergers and Acquisitions, provided advice on 35 transactions, rating second place in the number of transactions according to Thomson rankings, (iv) In Equities, consolidated its position among the market leaders, coordinating a significant volume of R$ 132.3 billion in initial public offerings and participating in 59% of total transactions, especially,  coordinating the public offering of shares of Petrobras, the biggest stock offering in the world.

(1) Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Consumer Credit

The Consumer Credit segment result includes financial products and services offered to clients who are non-account holders. In the fourth quarter of 2010, net income of the segment was R$ 556 million. Return on allocated capital was 28.6% per year, while the efficiency ratio reached 56.0% during the period. The credit portfolio totaled R$ 93,754 million, corresponding to an 8.8% increase from the prior quarter.

Vehicle Financing
During the fourth quarter of 2010, new operations for vehicle financing and leasing added up to R$  9,112 million, or a 9.8% growth when compared to the previous quarter, and a 32.5% increase from the same period of 2009. Such growth reflects our good performance throughout 2010, when our market share reached 24.8% at the end of the period.  The individuals vehicle portfolio balance reached R$ 60,190  million of the end of 2010.

At December 31, 2010, the financing of new vehicles accounted for 57.7% of the total vehicle portfolio, versus 57.2% at the end of the prior quarter. Also, during the quarter the good performance in the recovery of credits previously written off as losses continued to be seen in this segment. Such recoveries amounted to R$ 176 million, for a total of R$ 337 million during 2010.

Partnerships
Our partnerships, in the form of joint ventures and operating agreements with major retailers present in the Brazilian market, are responsible for the offering of consumer credit to non-account holders. In the fourth quarter of 2010, total revenues amounted to R$ 6,329 million, equal to a 32.9% rise compared to the same period of the prior year.

Amount of Transactions

38	Management Discussion & Analysis	4th Quarter, 2010

Insurance, Pension Plans and Capitalization	Itaú Unibanco Holding S.A.

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.
The numbers presented in this chapter are from the Commercial Bank segment and do not include results from the Porto Seguro association.

On December 31, 2010				R$ million
Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	8,746	55,972	3,019	67,715
Cash and Cash Equivalents	48	25	5	78
Securities	3,151	55,274	2,978	61,392
Other Assets (mainly receivables from insurance)	5,547	672	36	6,244
Permanent Assets	704	106	42	844
TOTAL ASSETS	9,450	56,078	3,061	68,559

		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long – Term Liabilities	8,411	53,182	2,832	64,394
Technical Provisions – Insurance	4,815	924	-	5,739
Technical Provisions – Pension Plans and VGBL	540	50,736	-	51,276
Technical Provisions – Capitalization	-	-	2,620	2,603
Other Liabilities	3,056	1,521	212	4,775
Allocated Tier I Capital	1,039	2,896	229	4,165
TOTAL LIABILITIES AND EQUITY	9,450	56,078	3,061	68,559

				R$ million
Pro Forma Insurance, Pension Plans and Capitalization Income Statement
		Life and Pension
4th Quarter/10	Insurance	Plans	Capitalization	Consolidated
Earned Premiums (a)	907	199	0	1,102
Result of Pension Plans and Capitalization (b)	1	19	115	135
Retained Claims (c)	(316)	(60)	-	(376)
Selling Expenses (d)	(348)	(20)	(13)	(381)
Other Operating Income/(Expenses) of Insurance Operations (e)	(79)	(9)	-	(83)
Underwriting Margin (f=a+c+d+e)	165	109		274
Result from Insurance, Pension Plans and Capitalization (g=b+f)	165	128	102	396
Managerial Financial Margin	68	129	31	219
Banking fees and charge revenues	-	153	-	154
Non-interest Expenses	(130)	(92)	(52)	(273)
Tax Expenses for ISS, PIS and Cofins and other taxes	(23)	(23)	(6)	(51)
Other Operating Income	5	(1)	1	4
Operating Income	84	296	76	449
Non-operating Income	8	0	3	11
Income Before Income Tax and Social Contribution	93	296	79	460
Income Tax/Social Contribution	(26)	(86)	(26)	(134)
Profit Sharing	(1)	-	-	(1)
Recurring Net Income	66	210	53	324
(RAROC) 3 Return on Average Tier I Allocated Capital	25.9%	29.9%	95.7%	32.0%
Efficiency Ratio	58.2%	25.4%	45.8%	47.2%
Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The Underwriting Margin comprises insurance operations and life and pension plans.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

40	Management Discussion & Analysis	4th Quarter, 2010

Insurance, Pension Plans and Capitalization	Itaú Unibanco Holding S.A.

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.
The numbers presented in this chapter are from the Commercial Bank segment and do not include results from the Porto Seguro association.

On September 30, 2010				R$ million
Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	8,719	52,713	2,871	64,279
Cash and Cash Equivalents	71	13	5	89
Securities	3,088	52,027	2,815	57,910
Other Assets (mainly receivables from insurance)	5,560	673	51	6,279
Permanent Assets	725	106	42	866
TOTAL ASSETS	9,444	52,819	2,914	65,146

		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long – Term Liabilities	8,447	50,089	2,696	61,200
Technical Provisions – Insurance	4,806	921	-	5,727
Technical Provisions – Pension Plans and VGBL	541	47,901	-	48,443
Technical Provisions – Capitalization	-	-	2,500	2,484
Other Liabilities	3,099	1,266	195	4,546
Allocated Tier I Capital	997	2,731	218	3,945
TOTAL LIABILITIES AND EQUITY	9,444	52,819	2,914	65,146

				R$ million
Pro Forma Insurance, Pension Plans and Capitalization Income Statement
		Life and Pension
3rd Quarter/10	Insurance	Plans	Capitalization	Consolidated
Earned Premiums (a)	901	199	0	1,095
Result of Pension Plans and Capitalization (b)	1	(1)	112	112
Retained Claims (c)	(309)	(67)	-	(376)
Selling Expenses (d)	(323)	(21)	(13)	(357)
Other Operating Income/(Expenses) of Insurance Operations (e)	(49)	(1)	(0)	(45)
Underwriting Margin (f=a+c+d+e)	219	110		330
Result from Insurance, Pension Plans and Capitalization (g=b+f)	220	109	99	428
Managerial Financial Margin	73	174	33	263
Banking fees and charge revenues	-	153	-	153
Non-interest Expenses	(147)	(68)	(13)	(233)
Tax Expenses for ISS, PIS and Cofins and other taxes	(26)	(20)	(6)	(52)
Other Operating Income	(15)	(3)	2	3
Operating Income	104	345	116	562
Non-operating Income	9	(1)	2	10
Income Before Income Tax and Social Contribution	113	344	118	572
Income Tax/Social Contribution	(33)	(102)	(39)	(174)
Profit Sharing	0	-	-	0
Recurring Net Income	80	242	79	399
(RAROC) – Return on Average Tier I Allocated Capital	34.1%	36.4%	148.2%	41.9%
Efficiency Ratio	55.7%	18.0%	18.1%	40.4%

Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The Underwriting Margin comprises insurance operations and life and pension plans.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

41	Management Discussion & Analysis	4th Quarter, 2010

Insurance, Pension Plans and Capitalization	Itaú Unibanco Holding S.A.

Insurance

Itaú Unibanco is the leader in the consolidated insurance segments in which it is present, with a market share of 14%, according to SUSEP data (SUSEP, the Brazilian Supervisior of Private Insurance, is the agency that regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency) for the period from January to December 2010. We recorded R$ 6,322 million of insurance earned premiums, taking into account the 30% share in Porto Seguro.

In the individuals segment we highlight Life and Extended Warranty products. In the companies segment, Group Life and Large Risks.

With respect to Itaú Unibanco’s insurance business, excluding Porto Seguro, revenues added up to R$ 1,100 million, a 9.2% increase from the prior quarter, driven by campaigns to promote Life and Personal Accidents products in the Retail and Itaú Uniclass segments, and to the optimization of product offerings. A further driver of the increase was the good performance of the Property Risk portfolio.

The recurring net income of the Insurance sub segment reached R$ 66 million, declining 17.5% when compared to the third quarter of 2010, primarily due to higher selling expenses associated with Borrowers and Collective Personal Accident products.

Composition of  Earned Premiums

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life portfolio of Itaú Vida e Previdência S.A.

Insurance earned premiums totaled R$ 907 million in the fourth quarter of 2010, practically in line with the prior quarter. Among the components of earned premiums, we highlight Life and Personal Accidents portfolio, and Property Risks, that mainly comprise products for the Large Companies segment, as well as the Extended Warranty portfolio, where Itaú Unibanco is the market leader.

Number of Contracts – Mass products

The number of policies increased 2.5% from the prior quarter, mainly due to sales of Borrowers and Group Life products, caused by the optimization of product offerings.

Combined Ratio
The combined ratio, which reflects the operating cost efficiency in relation to income from premiums earned, grew by 70 basis points quarter-on-quarter, mainly due to increased selling expenses associated with Borrower and Collective Personal Accidents products.

Combined Ratio and Underwriting Margin

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums. The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the chart does not include the Itauseg Saúde company and includes the Life portfolio of Itaú Vida e Previdência S.A.

42	Management Discussion & Analysis	4th Quarter, 2010

Insurance, Pension Plans and Capitalization	Itaú Unibanco Holding S.A.

Insurance Technical Provisions
At December 31, 2010, insurance technical provisions added up to R$  5,739 million, increasing 0.2% and 9.6% from the prior quarter and the same period of the prior year, respectively.

Life and Pension Plan
At December 31, 2010, according to information provided by SUSEP, Itaú Unibanco’s Pension Plan operations reached a market share of 24% in total technical provisions.

Contributions to pension plans totaled R$ 2,810 million, a 37.2% increase compared to the prior quarter. The main drivers include funds obtained from high-income clients, and commercial actions carried out in the individual pension plan segment.

The R$ 32 million decline in the recurring net income against the prior quarter is a result of the decreased managerial financial margin and the increase in non-interest expenses.

Pension Plan Technical Provisions
At December 31, 2010, pension plan technical provisions added up to R$  51,276 million, primarily due to increased contributions, representing a 5.8% growth compared to the prior quarter and 18.8% compared to 2009.

Capitalization
The result from capitalization transactions amounted to R$102 million, increasing 3.3% from the third quarter of 2010, due to higher revenues from capitalization bonds, in particular products purchased under a one-off payment contract.

In the fourth quarter of 2010, 426 clients were awarded prizes in the aggregate  sum of  approximately  R$ 9 million.

Itaú Unibanco takes part in social/environmental and social responsibility initiatives, by distributing funds arising from the sales of a diversified range of products, in particular capitalization bonds.

Capitalization Technical Provisions
At December 31, 2010, capitalization technical provisions reached R$ 2,603 million, corresponding to a 4.8% increase when compared to the third quarter of 2010 and 15.2% when compared to the same period of 2009.

43	Management Discussion & Analysis	4th Quarter, 2010

Itaú Unibanco Holding S.A.

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44	Management Discussion & Analysis	4th Quarter, 2010

Activities Abroad	Itaú Unibanco Holding S.A.

Activities Abroad

Our operations are mainly carried out in Brazil. However, we are present in 18 countries with strategically located places in each of them. Our main operations are in South America (Argentina, Chile, Uruguay and Paraguay), Europe (Portugal, London, Luxembourg and Switzerland), USA (Miami and New York), and Asia (Hong Kong, Tokyo and Dubai). In the above mentioned South American countries, we operate as universal banks both for individuals and companies, providing retail and corporate services.
Selected information on our foreign operations (including results, assets and liabilities recorded by foreign branches) is presented below:

		R$ million (except where indicated)
Highlights
Income Statement	4th Q/10	3rd Q/10	2010	2009
Net Income	390	428	1,622	1,165
Net Result from Financial Operations	506	581	2,090	1,471

Balance Sheet	Dec 31, 10	Sep 30, 10	2010	2009
Total Assets	129,142	113,438	129,142	97,653
Loans, Lease and Other Credit Operations	43,242	40,157	43,242	25,493
Deposits	36,947	34,165	36,947	31,923
Stockholders' Equity	21,292	21,426	21,292	17,722

Relevant Data	Dec 31, 10	Sep 30, 10	2010	2009
Employees (Individuals)	5,724	5,651	5,724	5,400
Number of Points of Sale	708	675	708	652
Branches (Units)	220	215	220	212
CSBs (Units)	31	30	31	30
Automated Teller Machines (Units)	457	430	457	410

46	Management Discussion & Analysis	4th Quarter, 2010

Activities Abroad	Itaú Unibanco Holding S.A.

Europe
The banking activities under Banco Itaú Europa S.A.’s structure are carried out in Europe, in Portugal, Switzerland, and Luxembourg, and outside Europe, in Miami, Cayman Islands and the Bahamas, and are primarily focused on international banking activities including corporate and Investment Banking, capital markets and private banking in close cooperation with the conglomerate’s divisions and teams, which coordinate such activities in Brazil. On December 31, 2010, Itaú Europa’s consolidated assets totaled R$ 12.7 billion and assets under management, coming from the private banking segment, reached R$ 21.1 billion. Net income for the quarter was R$ 20 million, representing a R$ 2 million increase from the prior quarter, primarily driven by a higher financial margin on private banking transactions.
Early in 2011, Banco Itaú Europa’s corporate name changed to Banco Itaú BBA International S.A. This name change comes as the result of the continued integration of Itaú Unibanco’s international corporate and investment banking activities into a single global brand – Itaú BBA. This brand will enable the bank to continue fostering its current corporate relationships and provide an increasing array of services to its clients all over the world.

Argentina
Banco Itaú Argentina operates both in the companies (very small, small, mid-sized and large companies) and individuals segments, focusing on the latter segment through an 81-branch network and 1,514 employees. The main products offered to individuals clients are savings and current accounts, personal loans and credit cards. For companies, the main products offered are financing solutions, syndicated loans and treasury products, including derivatives and foreign exchange.  In the last quarter of 2010, Banco Itaú Argentina signed a major commercial agreement which will enable an expansion of the bank’s customer base, through the launch of a co-branded card. On December 31, 2010, the bank’s total assets amounted to R$ 2.3 billion, reflecting a growth in its securities portfolio.

Chile
Banco Itaú Chile is active in the companies (very small, small, mid-sized and large companies) and individual segments, focusing on mid- and high-income customers, by offering a vast array of products. During the last quarter of the year, Banco Itaú Chile opened 4 new branches, reaching 75 service units in its network served by a total of 2,045 employees. During the period, the bank also raised US$ 200 million through a syndicated loan.
On December 31, 2010, total assets added up to R$ 12.3 billion, while the credit portfolio amounted to R$ 9 billion, representing a 5% increase from September 30, 2010. Net income for the period was R$ 42 million, being positively affected by the sale of a portion of a student loan portfolio, while adversely impacted by the increase in the provision for loan losses, resulting from regulatory changes in Chile.

Uruguay
Banco Itaú Uruguay operates in the companies and individual segments through 21 branches, of which one was opened in the fourth quarter of the year. As such, three new branches were opened in 2010. The main products offered are savings and current accounts, credit cards, financing solutions, cash management, trade financing, investment services, treasury products, and pension funds. The bank has approximately 154 thousand customers, representing a 5% growth compared to the third quarter of 2010 and 19% growth compared to the prior year.
Additionally, Itaú Unibanco operates in the credit card market through the largest credit card company in the country, OCA, which carries out the product’s three main operations: acquirer, card issuance, and transaction processing.  Credit cards and direct consumer credit are the major products provided by OCA to it’s approximately 368 thousand clients on December 2010, growing 6% from 2009 and representing a market share of 41% of the domestic market.
Itaú Unibanco’s total assets in Uruguay added up to R$ 3.6 billion, having a strong increase in credit transactions during the last quarter of 2010.  Net income for the quarter totaled R$ 9 million while net income for the year was R$ 54 million.  Both figures improved compared to prior periods. Main highlights include the improved results on credit card and pension fund transactions.
During the quarter, Moody’s upgraded Banco Itaú Uruguay’s rating to Ba2 (foreign currency), thus nearing investment grade.

Paraguay
The Itaú brand has been present in Paraguay since July 12, 2010, although the bank has operated in that country for over 30 years, using the Interbanco brand. The service structure for the individuals and companies (small, mid-sized and large companies, agribusiness and institutional customers) segments include 19 branches and 517 employees.

Credit cards stand out among the bank’s products as a significant revenue driver that operates three international banners: Visa, Mastercard, and American Express. For the latter, the bank is the only issuer and acquirer in the country. In the fourth quarter of 2010, total assets totaled R$ 2.3 billion and net income was R$ 39 million, driven mainly by improved results on credit card transactions and reduced allowances for loan losses.

Products and Services for Foreign Institutional Customers
The Itaú group also provides its foreign institutional customers a comprehensive range of products and services, such as asset management, fund management, custody, alternative products, equities, fixed-income products, foreign exchange products, bank guarantees and treasury products. Foreign institutional customers are served both by specialized teams and relationship managers based in offices located in New York, London, Hong Kong, Tokyo and Dubai.

47	Management Discussion & Analysis	4th Quarter, 2010

Activities Abroad	Itaú Unibanco Holding S.A.

Below we present the financial statements of Banco Itaú Europa (*) and the South America units:

On December 31, 2010 (*)					R$ million
Balance Sheet – Activities Abroad
	Consolidated	Consolidated	Consolidated Itaú Consolidated Itaú		Banco Itaú
ASSETS	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Current and Long-term Assets	12,207	2,248	12,101	3,549	2,260
Cash and Cash Equivalents	1,029	108	410	380	171
Short-term Interbank Deposits	3,136	183	300	545	58
Securities and Derivative Financial Instruments	1,295	259	1,831	881	261
Loans, Lease and Other Credit Operations	5,387	1,354	9,285	1,431	1,440
(Allowance for Loan Losses)	(13)	(32)	(219)	(78)	(35)
Other Credits	1,356	90	376	74	88
Other Assets	17	285	118	316	277
Permanent Assets	513	95	212	23	21
Investments	337	2	1	0	1
Fixed and Operating Lease Assets	21	57	134	22	21
Intangible Assets	156	36	77	0	-
TOTAL ASSETS	12,720	2,343	12,313	3,572	2,281

	Consolidated	Consolidated	Consolidated Itaú Consolidated Itaú		Banco Itaú
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Current and Long-term Liabilities	11,303	2,159	10,897	3,273	1,962
Deposits	6,353	1,783	7,662	2,749	1,725
Deposits Received under Securities Repurchase Agreements	-	99	157	-	2
Funds from Acceptances and Issue of Securities	2,488	-	1,089	-	-
Borrowings and Onlendings	626	33	860	33	112
Derivative Financial Instruments	257	(4)	165	2	-
Other Liabilities	1,579	247	955	490	123
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	9	-	-
Deferred Income	20	-	1	-	0
Minority Interest in Subsidiaries	0	35	0	0	-
Stockholders' Equity	1,396	149	1,415	299	319
TOTAL LIABILITIES AND EQUITY	12,720	2,343	12,313	3,572	2,281

Income Statement – Activities Abroad
	Consolidated	Consolidated	Consolidated Itaú Consolidated Itaú		Banco Itaú
4th Quarter/10	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Financial Margin	24	42	145	32	44
Result from Loan Losses	2	(1)	(39)	(6)	2
Expenses for Allowance for Loan Losses	2	(1)	(47)	(6)	2
Income from Recovery of Credits Written Off as Loss	-	0	8	0	-
Net Result from Financial Operations	26	42	106	26	46
Other Operating Income/(Expenses)	(4)	(41)	(54)	(14)	(4)
Banking Service Fees and Income from Banking Charges	57	23	33	54	15
Result from Insurance, Pension Plans and Capitalization Operations	-	-	6	-	-
Non-interest Expenses	(66)	(68)	(100)	(68)	(21)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	-	-	-	-	-
Equity in Earnings of Affiliates and Other Investments	1	(0)	0	0	-
Other Operating Income	4	4	7	0	(0)
Operating Income	22	1	52	13	42
Non-operating Income	(2)	1	(1)	(0)	(1)
Income before Tax and Profit Sharing	19	2	50	13	41
Income Tax and Social Contribution	3	0	(9)	(3)	(2)
Profit Sharing	(2)	-	-	-	-
Minority Interests in Subsidiaries	0	1	(0)	(0)	-
Recurring Net Income	20	3	42	9	39
Return on Equity – Annualized (%p.y.)	5.7%	9.3%	11.8%	12.5%	51.9%
Efficiency Ratio	77.2%	98.1%	54.2%	79.1%	35.5%
Non-interest Expenses to total Assets (%p.y.)	2.1%	11.6%	3.2%	7.6%	3.7%

(*) Does not include Foreign branches

48	Management Discussion & Analysis	4th Quarter, 2010

Activities Abroad	Itaú Unibanco Holding S.A.
Below we present the financial statements of Banco Itaú Europa (*) and the South America units:

On September 30, 2010 (*)					R$ million
Balance Sheet – Activities Abroad
	Consolidated	Consolidated	Consolidated Itaú	Consolidated Itaú	Banco Itaú
ASSETS	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Current and Long-term Assets	12,665	2,218	11,497	3,487	2,162
Cash and Cash Equivalents	1,488	111	354	447	159
Short-term Interbank Deposits	2,409	161	39	599	62
Securities and Derivative Financial Instruments	1,448	218	1,748	848	269
Loans, Lease and Other Credit Operations	5,275	1,371	8,814	1,275	1,319
(Allowance for Loan Losses)	(15)	(34)	(198)	(74)	(39)
Other Credits	1,939	105	608	90	85
Other Assets	121	286	131	303	307
Permanent Assets	555	56	203	20	15
Investments	372	2	1	0	1
Fixed and Operating Lease Assets	20	53	129	20	15
Intangible Assets	163	1	73	0	-
TOTAL ASSETS	13,220	2,274	11,699	3,507	2,177

	Consolidated	Consolidated	Consolidated Itaú	Consolidated Itaú	Banco Itaú
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Current and Long-term Liabilities	11,774	2,125	10,304	3,217	1,892
Deposits	6,248	1,744	7,085	2,710	1,613
Deposits Received under Securities Repurchase Agreements	-	87	122	-	-
Funds from Acceptances and Issue of Securities	2,478	-	1,014	-	-
Borrowings and Onlendings	648	35	590	34	107
Derivative Financial Instruments	220	0	199	7	-
Other Liabilities	2,179	258	1,286	467	173
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	8	-	-
Deferred Income	16	-	2	-	0
Minority Interest in Subsidiaries	0	1	0	0	-
Stockholders' Equity	1,431	149	1,393	290	285
TOTAL LIABILITIES AND EQUITY	13,220	2,274	11,699	3,507	2,177

Income Statement – Activities Abroad
	Consolidated	Consolidated	Consolidated Itaú	Consolidated Itaú	Banco Itaú
3rd Quarter/10	Itaú Europa	Itaú Argentina	Chile	Uruguay	Paraguay
Financial Margin	16	38	125	16	32
Result from Loan Losses	-	(1)	(12)	(3)	(2)
Expenses for Allowance for Loan Losses	3	(1)	(18)	(3)	(2)
Income from Recovery of Credits Written Off as Loss	-	0	6	1	-
Net Result from Financial Operations	19	37	113	13	30
Other Operating Income/(Expenses)	20	(35)	(51)	(9)	(19)
Banking Service Fees and Income from Banking Charges	58	21	35	45	15
Result from Insurance, Pension Plans and Capitalization Operations	-	-	(0)	-	(0)
Non-interest Expenses	(54)	(60)	(97)	(54)	(33)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	-	-	-	-	-
Equity in Earnings of Affiliates and Other Investments	14	0	0	-	-
Other Operating Income	2	3	11	0	(0)
Operating Income	39	2	62	4	12
Non-operating Income	(0)	0	(5)	(0)	(1)
Income before Tax and Profit Sharing	39	2	57	4	11
Income Tax and Social Contribution	(17)	-	(9)	(2)	(3)
Profit Sharing	(3)	-	-	-	-
Minority Interests in Subsidiaries	0	(0)	(0)	-	-
Recurring Net Income	18	2	48	2	8
Return on Equity – Annualized (%p.y.)	5.3%	4.8%	13.6%	2.3%	11.2%
Efficiency Ratio	71.1%	95.6%	56.6%	88.9%	69.9%
Non-interest Expenses to total Assets (%p.y.)	1.6%	10.5%	3.3%	6.2%	6.1%

(*) Does not include Foreign branches

49	Management Discussion & Analysis	4th Quarter, 2010

Itaú Unibanco Holding S.A.

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50	Management Discussion & Analysis	4th Quarter, 2010

PricewaterhouseCoopers Av. Francisco Matarazzo, 1400 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audits of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of December 31, 2010 and 2009, on which we issued an unqualified opinion dated February 21, 2011, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiaries.

Scope of the Review

We conducted our review in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2010, taken as a whole, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 21, 2011

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú

December 31, 2010

Complete Financial Statements

Itaú Unibanco Holding S.A.

1.1

MANAGEMENT REPORT – 2010

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2010, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

Integration

In the first quarter of 2010, the new Vision of Itaú Unibanco was disclosed:  Be the leading bank in sustainable performance and client satisfaction. In June, the concept of customer relationship, more focused on financial advisory services and the educative offer of products, was presented. The new model includes the remodeling of branches, to make them more spacious and lighter, with more security, higher technology and practical approach, and prepared to meet the needs of different customer profiles.  Also as part of the strategy aimed at providing differentiated services to individuals, Itaú Unibanco now serves three market segments: Itaú, for retail customers of branches; Itaú Uniclass, with separated spaces in branches for customers with differentiated needs and who require a more diversified service; and Itaú Personnalité, with its own branch network, for customers with bigger investor profile. This entire new relationship concept is interwoven by Itaú 30 horas, a convenience service that enables users to enjoy all differentials provided by the bank, and to carry out banking transactions in ATMs, telephones, mobiles, on the internet and at the branches.

On October 24, 2010, Itaú Unibanco completed the integration of the whole base of points of service throughout Brazil. In total, 998 branches and 245 banking service stations of Unibanco were redesigned and integrated into the points of Itaú, having created a network of almost 5 thousand units in the country, all of which with the Itaú brand.

Highlights

With the objective of expanding its capital base and thus be able to increase the granting of loans and financing, Itaú Unibanco carried out four funding transactions in the domestic and international market. In the domestic market, R$ 3.3 billion in Subordinated CDBs was issued, whereas in the international one US$ 2 billion was raised and R$ 500 million in Notes was issued.

Itaú Unibanco was chosen for the sixth consecutive year to make up the portfolio of the Corporate Sustainability Index of BM&FBovespa (ISE) in its 2011 review. Additionally, Itaúsa, one of the controlling companies of Itaú Unibanco, was also included in ISE for the fourth year, and Redecard, a company controlled by Itaú Unibanco, was chosen for the second year in a row.

In May, Bank of America Corporation (BAC) sold its interest in the capital of Itaú Unibanco, as follows: 1) preferred shares were traded abroad to qualified buyers, in a private offering of American Depositary Shares (ADS); 2) common shares were purchased by Itaúsa, which increased its direct and indirect interest in the capital of Itaú Unibanco from 35.43% to 36.57%.

The annual survey conducted by Exame, a magazine specialized in economy and business, revealed that Itaú Unibanco is at the top of the ranking of the largest banks in Brazil, based on stockholders' equity, whereas Itaúsa is ranked first among the largest corporate groups in terms of revenue. This information is published in the special issue of the magazine, called Melhores & Maiores 2010.

According to the company Bloomberg, Itaú Unibanco ranked among the ten largest banks in the world in 2010, having market value as parameter.

1.2

Economic environment and banking sector

In the fourth quarter, the figures of the international economic activity caused a positive surprise, even though in a differentiated manner. Europe is still facing recession, whereas emerging countries show overheated economies. International inflation rose again, pushed by the increase in the prices of commodities. This context for international recovery of growth, with export prices going up, imports prices going down and the consequent appreciation of the Real, explain a considerable part of the growth factors of Brazil in 2010. The domestic demand has been exceeding GDP since 2009 and inflation continues to rise. In the 12-month period ended in the third quarter of 2010, the demand was 2.2% higher than GDP, and this difference was made up with the foreign trade deficit and reduction of stocks in the economy.

The increase in the domestic demand was stimulated by the growth of government spending and by the higher availability of credit offered by the government banks. The industrial production, however, did not follow the speed of the domestic demand in the second half.  In the 12-month period ended in November, it posted an 11.7% growth, but such performance was mainly achieved in the first half, when it posted a 5.7% growth as compared to the second half of 2009, adjusted for seasonality. However, in the first five months of the second half, the growth was only 0.3% as compared to the first half. Together with the increase in imports of industrialized products, it was noted an excessive use of capacity and a significant cut in unemployment, which drop below 6%, not adjusted for seasonality.

Accordingly, inflation in 2010 rose to 5.9%, the highest in six years. The National Monetary Council adopted measures aiming at restricting the credit growth: increase of additional compulsory deposits and increase of capital requirement. In December, the compulsory deposits of the banking system in the Central Bank increased by R$ 81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged in loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 44.4% of GDP to 46.6%.

In the insurance market, an 11.7% increase in revenue until November was noted, in actual terms, as compared to the same period of 2009. This growth was caused mainly due to the substantial increase in property and personal insurance.  In the pension plan market, increase exceeded by 6.9% the amounts accumulated in the same period of 2009, of which we highlight the expansion of 10% in PGBL funds, in actual terms. Finally, in the cards market, revenue per card posted a significant increase of 15.1% in actual terms in 2010, in addition to an 11% increase in the number of cards.

1.3

Main Results

Following are the main results of Itaú Unibanco in 2010, and the complete financial statements and the Management’s Discussion & Analysis Report, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

	Jan to Dec/10	Jan to Dec/09	Change (%)

Income – R$ billion (1)
Gross income from financial operations	45.3	46.1	-1.9%
Expenses for allowance for loan losses	(15.9)	(16.4)	-2.8%
Income from recovery of credits written off as loss	4.3	2.2	91.4%
Income from services and income from insurance, pension plan and capitalization	20.1	17.2	17.0%
Personnel, administrative and other operating expenses	(30.2)	(27.2)	10.9%
Income tax and social contribution	(5.7)	(7.0)	-19.1%
Recurring net income	13.0	10.5	24.1%
Net income	13.3	10.1	32.3%
Results per share – R$
Recurring net income (2)	2.87	2.32	23.8%
Net income (2)	2.94	2.23	32.0%
Book value (2)	13.40	11.19	19.7%
Dividends and interest on capital (net of taxes)	0.86	0.79	8.7%
Price of preferred share (PN) (3)	39.53	38.68	2.2%
Market capitalization – R$ billion (4)	179.6	175.1	2.6%
Balance Sheet - R$ billion
Total assets	755.1	608.3	24.1%
Total loans (including endorsements and sureties)	335.5	278.4	20.5%
Free, raised and managed own assets	1,011.2	855.1	18.3%
Subordinated debt	33.8	22.0	53.5%
Stockholders’ equity	60.9	50.7	20.1%
Referential equity (economic-financial consolidated)	80.7	70.5	14.5%
Financial ratios (%)
Recurring return on average equity	23.5%	22.3%
Return on average equity	24.1%	21.4%
Return on average assets	2.0%	1.6%
Efficiency ratio (5)	48.8%	47.2%
Basel ratio (financial system consolidated)	15.4%	16.7%
Fixed assets ratio (financial system consolidated)	37.3%	32.9%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares.
(3)	Calculated based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).
(5)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

1.4

BUSINESS PERFORMANCE

We present below the main achievements of Itaú Unibanco in 2010.

Net income in 2010 reached R$ 13.3 billion, with annualized return of 24.1% on average equity (21.4% in the same period of 2009). Recurring net income was R$ 13.0 billion, with annualized return of 23.5%. Itaú Unibanco paid or provided for its own taxes and contributions in the amount of R$ 11.8 billion for the same period of 2010. The Bank also withheld and passed on taxes in the amount of R$ 8.6 billion, which were directly levied on financial operations.

Consolidated assets totaled R$ 755.1 billion at December 31, 2010 and consolidated stockholders’ equity totaled R$ 60.9 billion at the end of December 2010.

The loan portfolio, including endorsements and sureties, reached R$ 335.5 billion, an increase of 20.5% as compared to the balance at December 31, 2009. In Brazil, the balance of loans to individuals reached R$ 127.1 billion, with a growth of 18.3% as compared to the same period of 2009. The balance of the large company portfolio reached R$ 110.8 billion, whereas the very small, small and middle-market company portfolio reached R$ 83.2 billion, a growth of 31.2% as compared to December 31, 2009. Retail loan and financing transactions increased 23.1% in the period, totaling R$ 210,286 million. In 2010, the real estate portfolio reached R$ 13.3 billion, a 55.8% increase as compared to the prior year. The volume of real estate financing to individuals amounted to R$ 6,887 million, whereas the segment of companies reached R$ 4,447 million.

Total default rate, considering the balance of transactions overdue for over 90 days reached 4.2% in 2010, posting an improvement of 1.4% as compared to December 2009. The default rate of the portfolio of credit to individuals reached 5.8% in the year, as compared to 7.6% in the prior year. Likewise, the default rate of the portfolio of credit to companies reached 2.9% at the end of December 2010, whereas at the end of 2009 this rate was 4.0%. In the fourth quarter of 2010, R$ 1.6 billion of the additional balance of the Allowance for Loan Losses was reversed.

Free, raised and managed assets totaled R$ 1,011.2 billion, an increase of 18.3% as compared to December 31, 2009.

Basel ratio stood at 15.4% at the end of December 2010, based on economic-financial consolidated.

Itaú Unibanco’s preferred shares rose 2.2% in 2010. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 179.6 billion at the end of December. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world at December 31, 2010, having market value as parameter.

Itaú Unibanco, the leader in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offers a wide range of products to 40.8 million accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. From January through December, the transacted amount reached R$ 129.6 billion, a 26.1% increase in relation to the same period of the previous year.

The insurance, pension plan and capitalization operations revenue from premium, pension contributions and capitalization certificates reached R$ 4.5 billion in the fourth quarter of 2010, and R$ 15.3 billion in the period from January to December 2010. Technical provisions for insurance, pension plan and capitalization totaled R$ 61.4 billion at December 31, 2010, a 17.1% increase when compared to the prior year. In 2010, ANS (Brazilian Health Agency - the health market regulator), approved the transfer of 100% of capital from Unibanco Saúde Seguradora S.A. to Tempo Participações S.A.  On October 6, 2010 SUSEP approved the contract related to the acquisition by Itaú Unibanco of a minority interest in the subsidiary company Itaú XL Seguros Corporativos S.A.  Itaú Seguros will keep the structure dedicated to serve the segment of large industrial and commercial clients.

1.5

The vehicle financing segment of Itaú Unibanco remains in the leading position in this market and posted a good performance in 2010, reaching a portfolio balance of R$ 60,190 billion, 15.1% higher than the same period of the prior year. The new grants of vehicle lease and financing totaled R$ 31,552 million, which corresponds to a 27.3% growth as compared to the prior quarter.  We also assumed the leadership in the heavy vehicle market to companies, which accounts for 91% if the heavy vehicle segment, with 25% of market share.

In 2010, Itaú BBA consolidated the internal segmentation started in 2009 in the commercial area, which now focus its efforts on two segments: Corporate and Large Corporate. This strategy aimed at increasing the focus on smaller clients, and a higher expertise in servicing the sophisticated demand of large customers. The performance noted in 2010 shows that this strategy was quite effective: the Corporate segment posted a large increase in its loan portfolio, with better results for all product families. Large Corporate, in turn, could add more value by means of a significant growth in the revenues of the investment bank, as well as in the expansion of the loan portfolio, which allows more sustainability for results.

In mandatory funds, Itaú BBA strongly acted in the search for expansion in the customer relationship, thus achieving an expressive increase in the portfolio of credit facilities subsidized by the National Economic and Development Bank (BNDES): R$ 4.5 billion for the 2010 period. In the BNDES ranking of disbursement of products through the BNDES-Exim (Export Financing and Support Program) modality, Itaú BBA is the leading institution, with a volume of R$ 3.6 billion and 23% of market share in 2010.

Noteworthy is also the outstanding performance of the cash management activities, which posted a 30% growth in 2010. In view of the completion of the Unibanco migration process to Itaú Platform, the bank was able to optimize its processes and, accordingly, expand the volume of services, such as collection and payments. In 2010, Itaú BBA was acknowledged for the second consecutive time as the “Best Bank in Cash Management in Brazil” by the Euromoney magazine, a global leading publication on international finance.

In 2010, and mainly in the fourth quarter of the year, Itaú BBA expanded it focus on the international services provided to its customers. This was done through the strengthening of teams and structures existing in Europe, the United States, Argentina and Chile.  These activities were also supplemented by the opening of a representative office in Peru in January 2011. In these markets, Itaú BBA has operated focusing on high-value added structured operations, supporting both multinational companies located there and domestic companies, particularly in the most sound sectors of the economy.

In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 18.9 billion, and of securitization that totaled R$ 4.7 billion in 2010 (ANBIMA ranking for distribution of fixed income: 1st position in December 2010). Noteworthy was the offering of Brazilian sovereign bonds carried out by Itaú BBA, the first Brazilian bank to lead the funding for the National Treasury. In capital markets, Itaú BBA coordinated 13 public offerings that totaled R$ 132.3 billion, consolidating its leadership among the market leaders in 2010. In that period, Itaú BBA provided financial advisory services to 35 merger and acquisition operations (2010 Thomson ranking in number of transactions: second position).

In 2010, Itaú Corretora intermediated at Bovespa a volume of R$ 204.2 billion with individual, corporate and foreign customers. This volume accounted for an addition of 28% as compared to the same period of 2009. In this period, Itaú Corretora was ranked second among the brokerage companies.

The Treasury carried out funding through subordinated notes in the international capital markets in 2010. It conducted two issues of US$ 1 billion, maturing in 2020 and 2021, and coupons of 6.20% p.a. and 5.75% p.a., respectively.  These funding transactions were important to keep the current comfortable Basel ratios in face of the strong growth of loans and financing operations. In addition to the subordinated notes, a senior debt in the amount of R$ 500 million, maturing in 2015, and coupon of 10.50% p.a. was also issued.

1.6

People

Itaú Unibanco employed approximately 108 thousand employees at the end of December. Approximately 17,102 new collaborators were hired in 2010 and approximately 10,143 employees were reallocated through internal recruitment. The employee’s fixed compensation plus charges and benefits totaled R$ 11.7 billion for the year. Welfare benefits granted to employees and their dependants totaled R$ 1.7 billion. Additionally, over R$ 228 million were invested in training programs during 2010, with approximately R$ 81 million in the 4th quarter only.

For the third consecutive year, Itaú Unibanco was indicated by young people throughout Brazil as one of the “Empresas dos Sonhos para se trabalhar” (dream companies to work for). The bank is the only financial institution to rank among the first ten companies in the survey carried out by Companhia de Talentos, a consulting firm specialized in interns and trainees programs in Brazil and Latin America, in partnership with NextView and TNS.

The Organizational Climate survey was conducted between October and November 2010 with all Group employees, with 86% of responses, reaching a rate of satisfaction with the company of 71% (prior survey = 69%) and satisfaction with the organization leadership of 76% (prior survey  = 71%). The survey maintained the configuration adopted in the prior years. Since December all management members have visualized the results of their areas together with their teams.

For the second time, Itaú Unibanco was considered one of the 100 Great Place to Work in Brazil, according to the survey conducted by the Great Place to Work Institute and Época Magazine. The same institute elected Itaú Unibanco among the 50 best companies for executives to work. In October, the award for best companies according to Hewitt/Revista Valor Carreira was disclosed, with Itaú Unibanco being awarded as one among the 50 Best in People Management.

Finally we highlight the implementation in 2010 of the “Partners and Associates Program”, which seeks to recognize and reward professionals who represent the Bank's culture on a more thorough basis and who have outstanding performance. This initiative seeks to align the executive incentives with the stockholders’ expectations (the owner’s attitude) in a business essentially supported by the quality of people, thus showing our intention of increasingly attracting and retaining the best talents.

Sustainability

Itaú Unibanco is one of the 318 companies from 27 countries that make up the Dow Jones Sustainability Index (DJSI), the main business sustainability index in the world. Included in the portfolio for 11 consecutive years, it is the only financial institution of Latin America to take part of the Index since its creation. In the 2010/2011 review, Itaú Unibanco achieved top score (100%) in the “Human Capital Development” criterion, and a score above the average of the sector in all of the assessed items. Redecard S.A., a company controlled by Itaú Unibanco Holding S.A., and Itaúsa – Investimentos Itaú S.A. are also in the index.

For the sixth consecutive time, the Bank is included in the list of the 20 model companies in Sustainability, published by the Guia Exame de Sustentabilidade. It is the largest survey in corporate sustainability in Brazil, which analyzed issues related to corporate governance, transparency and commitments, in addition to economic, financial, social and environmental aspects.

Itaú Unibanco was one of the six companies that signed an unprecedented agreement for reduction of claims with Fundação Procon-SP, a consumer protection office in São Paulo, effective for 12 months, as from June 2010. The goals include the reduction of at least 20% of Preliminary Information Letters, 6% of Well-Founded Complaints Settled and 40.8% of Well-Founded Complaints Not Settled.

Over one thousand ideas were registered in approximately 40 days, thus making the 2010 edition of the Banco de Ideias Sustentáveis (BIS) (sustainable ideas bank) a success. Employees were able to register ideas related to the eight themes of Sustainability Essence – Financial Education, Microfinance, Customer Satisfaction, Stakeholders’ Commitment, Climate Changes, Diversity, Social and environmental Criteria, and Transparency and Governance. In addition to the inclusion of new categories, in this second year of the BIS, the program counted on innovations such as the “Voto Popular” (popular vote) (1,824 votes from employees) and the creation of the “Blog do BIS” (BIS blog) with the purpose of allowing everyone to participate and express their opinions, thus contributing with registered ideas.

1.7

Social and cultural investments

Itaú Unibanco’s social and cultural investments reached the approximate amount of R$ 241 million in 2010, and noteworthy were the investments in education and culture that reached the amount of R$ 126 million.

In 2010, by means of incentive to culture laws – Rouanet and Audiovisual – the organization supported 48 projects in 8 Brazilian states in the amount of R$ 21 million.

In 2010, the Olimpíada de Língua Portuguesa Escrevendo o Futuro (Portuguese Language Olympiad – writing the future), an initiative of the Fundação Itaú Social in partnership with the Ministry of Education, reached 99% of the municipalities in the country and involved over seven million students. Over 239,435 applications from teachers from 60,123 schools were registered in the four literary genres – poetry literary memoirs, newspaper columns and articles. The “Programa Itaú Criança” (Itaú child program) gave away 16 million child books with the “Ler Faz Crescer” (reading makes a person grow up) campaign.

Developed by the Instituto Unibanco in partnership with the State Education Departments, the Jovem do Futuro (youth with a future) and Entre Jovens (among youth) programs benefited, in 2010, schools from the cities of São Paulo, Porto Alegre, Vale do Paraíba, Belo Horizonte, Brasília, Vitória, Rio de Janeiro, Juiz de Fora and Campinas.

In 2010, Itaú Cultural was visited by 283,574 people in its headquarters. The Visual Arts, Art & Technology, Theater and Literature encyclopedias recorded a total of 6,615,117 single hits. 456 events – of which 371 national and 85 international – were developed and 24 products were launched, of which 25,673 were distributed. In the period, the Institute signed agreements with new 87 TV partners, and 1,855 programs were distributed to 96 TV station partners. As regards radios, in overall 449 stations broadcasted the Rumos Música (directions music) series programs.

The Coleção Brasiliana Itaú (Itaú Brasiliana collection) transient exhibit, with Pedro Corrêa do Lago as the curator, which has approximately 300 items, including paintings, water color paints, drawings, prints, maps and books, related to the history of Brazil, was held in 2010, in the cities of São Paulo; Paraty (International Literary Festival), Belo Horizonte and Rio de Janeiro.

Awards and Recognition

Major awards and recognitions granted to Itaú Unibanco Holding S.A. in 2010:

•
Best Brazilian Publicly-Held Company, according to Association of Investment Analysts and Professionals of the Capital Markets (Apimec). This is the fifth time Itaú Unibanco was awarded in the latest twelve years.

•	Most valuable brand in Brazil, granted by Interbrand consulting company. Valued at R$ 20.7 billion, this is the seventh consecutive time that Itaú is acknowledged.

•	The best Private Banking of Brazil 2010 and the best Private Banking of Chile 2010, an annual award promoted by Euromoney.

•	Latin America's Best Managed Companies - Most Convincing & Coherent Business Strategy - By sector: Banking & Financial, by Euromoney magazine.

•	Green Enterprise IT Awards, offered by Uptime Institute.

•	Most sustainable financial institution in Latin America and in emerging markets, granted by the Financial Times newspaper and the International Finance Corporation (IFC), FT Sustainable Banking award.

•	Best bank in Brazil, for the 12th time, and Best Bank in Latin America in the Awards for Excellence by Euromoney magazine. Itaú BBA was awarded the Best Bank in Cash Management in Brazil.

•	First bank of Brazil in the Top 1000 World Banks ranking, according to The Banker magazine.

•	IR Magazine Awards Brazil 2010 in two categories: Gran Prix of the Best Investors Relations Program of Large Cap Companies and Best Performance in IR by a CEO or CFO, with Roberto Setubal.

1.8

•
Best Investor Relations program of the banking and financial services sector in Latin America, by Institutional Investor magazine, as the best of the banking and financial services sector in six out of 8 recognitions shared in four categories assessed in the Latin America Investor Relations Perception study.

•	Itaú BBA was also recognized by Institutional Investor magazine as the best research team in Brazil, thus evidencing the quality of its team and the commitment with customers.

•	For the fourth consecutive year, Itaú Unibanco led the ranking of the most transparent companies of Ibovespa, prepared by Management & Excellence (M&E).

•
First place in the Banks category in the Most Admired Companies in Brazil ranking, promoted by Carta Capital magazine. Also noteworthy is the sixth place in the General category and the fourth place in the Most Admired Leaders category.

•
In December 2010, Itaú BBA was awarded by IFR Thomson as the Best Latin America Equity House, thus recognizing the excellence in the performance of share offering structure operations and our distribution and performance of offerings, as well as the performance in the secondary market.

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2010, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 5, 2010 – Service agreement for the limited assurance of the data of the inventory of greenhouse gas emission – Itaú Unibanco Banco Múltiplo S.A.– Brazil;
•	March 3, 2010– Licenses for using an electronic library of international accounting standards (Comperio) – Itaú Unibanco Holding S.A. – Brazil;
•	June 2, 2010 – Attendance in the “Mercado de Seguros” (insurance market) seminar: new accounting and actuarial dynamics of the market in 2010 – Itaú Unibanco Holding S.A.– Brazil;
•	June 23, 2010– License for using an electronic library of international accounting standards (Comperio) – Banco Itaú Europa International – Miami;
•	July 12, 2010 – Service agreement related to tax advisory regarding the US legislation and review of the Schedule O Form - Itaú Unibanco Holding S.A – Brazil;
•	August 6, 2010 – Service agreement for reviewing aspects related to the Business Continuity Program– Banco Itaú BBA S.A.– Brazil;
•	August 11, 2010 – Service agreement related to the examination of the differences between the performance of activities as subsidiary and as a Bank – Banco Itaú Europa International – Miami;
•	August 17, 2010 – Participation in the 10th Annual IFRS Presentation – Advanced Level – Itaú Unibanco S.A.– Brazil;
•	October 26, 2010 – Service agreement related to evaluation of Internet environment security on the outer perimeter – EHT test - Itaú Unibanco S.A.– Brazil;
•
December 1, 2010 – Participation in the compensation survey, carried out by PwC, named "Encuestas de Remuneraciones Y Beneficios Adicionales" (additional compensation and benefits surveys), 2010/2011 edition - Oca S.A – Uruguay.

1.9

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.1 billion, corresponding to only 1.7% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for the trust they put on us.

 (Approved at the Board of Directors' Meeting of February 21, 2011).

2.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	CARLOS EDUARDO DE SOUZA LARA
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE
AUDIT COMMITTEE
President
GUSTAVO JORGE LABOISSIÈRE LOYOLA

Members
ALCIDES LOPES TÁPIAS	(*) Investor Relations Director
ALKIMAR RIBEIRO MOURA
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	ADRIANA CRISTINA GARCIA TRAPP
CRC - 1SP213412/O-0

2.2

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (Continued)
ROBERTO EGYDIO SETUBAL	FERNANDO DELLA TORRE CHAGAS
FERNANDO JOSÉ COSTA TELES
Executive Vice-Presidents	FLÁVIO AUGUSTO AGUIAR DE SOUZA
ALEXANDRE DE BARROS	GILBERTO TRAZZI CANTERAS
ALFREDO EGYDIO SETUBAL	HENRIQUE RUTHER
GERALDO JOSÉ CARBONE	JACKSON RICARDO GOMES
JOSÉ CASTRO ARAÚJO RUDGE	JASON PETER CRAUFORD
MÁRCIO DE ANDRADE SCHETTINI	JEAN MARTIN SIGRIST JÚNIOR
MARCO AMBROGIO CRESPI BONOMI	JOÃO ANTONIO DANTAS BEZERRA LEITE
MARCOS DE BARROS LISBOA	JOÃO LUIZ DE MEDEIROS
RICARDO VILLELA MARINO	JORGE LUIZ VIEGAS RAMALHO
RODOLFO HENRIQUE FISCHER	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
RUY VILLELA MORAES ABREU	LEILA CRISTIANE BARBOZA BRAGA DE MELO
SÉRGIO RIBEIRO DA COSTA WERLANG	LINDA AGARINAKAMURA
LUÍS ANTONIO RODRIGUES
Executive Directors	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CAIO IBRAHIM DAVID	LUIS TADEU MANTOVANI SASSI
CELSO SCARAMUZZA	LUIZ ANTONIO FERNANDES CALDAS MORONE
CLAUDIA POLITANSKI	LUIZ ANTONIO NOGUEIRA DE FRANÇA
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ EDUARDO LOUREIRO VELOSO
FERNANDO MARSELLA CHACON RUIZ	LUIZ FERNANDO OLIVEIRA BARRICHELO
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR	LUIZ MARCELO ALVES DE MORAES
JOÃO JACÓ HAZARABEDIAN	MANOEL ANTONIO GRANADO
JOSÉ ROBERTO HAYM	MARCELO BOOCK
LUÍS OTAVIO MATIAS	MARCELO LUIS ORTICELLI
OSVALDO DO NASCIMENTO	MARCO ANTONIO ANTUNES
RICARDO BALDIN	MARCO ANTONIO SUDANO
SANDRA NUNES DA CUNHA BOTEGUIM	MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS AUGUSTO CAETANO DA SILVA FILHO
Directors	MARCOS BRAGA DAINESI
ADRIANO BRITO DA COSTA LIMA	MARCOS SILVA MASSUKADO
ANDRÉ SAPOZNIK	MARCOS VANDERLEI BELINI FERREIRA
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MARIO LUIZ AMABILE
ANTONIO CARLOS AZZI JÚNIOR	MAURÍCIO FERREIRA DE SOUZA
ANTONIO CARLOS RICHECKI RIBEIRO	MAURO MORELLI
ANTONIO SIVALDI ROBERTI FILHO	NATALÍSIO DE ALMEIDA JÚNIOR
ARNALDO PEREIRA PINTO	OLIVIO MORI JÚNIOR
AURÉLIO JOSÉ DA SILVA PORTELLA	OSMAR MARCHINI
CARLOS AUGUSTO DE OLIVEIRA	OSVALDO JOSÉ DAL FABBRO
CARLOS EDUARDO DE CASTRO	PAULO EIKIEVICIUS CORCHAKI
CARLOS EDUARDO DE SOUZA LARA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO MACCARIELLO	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
CARLOS EDUARDO MONICO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS HENRIQUE DONEGÁ AIDAR	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE ZANVETTOR	RICARDO LIMA SOARES
CECÍLIA MARIA ARELLANO MISZPUTEN	RICARDO ORLANDO
CESAR PADOVAN	RICARDO RIBEIRO MANDACARU GUERRA
CÍCERO MARCUS DE ARAÚJO	RICARDO TERENZI NEUENSCHWANDER
CLÁUDIO CESAR SANCHES	ROBERTO LAMY
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROBERTO MASSARU NISHIKAWA
COSMO FALCO	ROGERIO CARVALHO BRAGA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGÉRIO PAULO CALDERÓN PERES
CRISTINA CESTARI SPADA	ROMILDO GONÇALVES VALENTE
DANIEL LUIZ GLEIZER	ROONEY SILVA
EDUARDO ALMEIDA PRADO	SERGIO GUILLINET FAJERMAN
EDUARDO HIROYUKI MIYAKI	SERGIO SOUZA FERNANDES JÚNIOR
ERNESTO ANTUNES DE CARVALHO	VILMAR LIMA CARREIRO

2.3

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ALMIR VIGNOTO
Vice-Chairmen	ÁLVARO DE ALVARENGA FREIRE PIMENTEL
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ CARVALHO WHYTE GAILEY
PEDRO MOREIRA SALLES	ANDRÉ FERRARI
ANDRÉ LUIZ HELMEISTER
Members	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ALFREDO EGYDIO SETUBAL	ANTONIO SANCHEZ JUNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CARDOSO ARMONIA
CANDIDO BOTELHO BRACHER	EDUARDO CORSETTI
EDUARDO MAZZILLI DE VASSIMON	EMERSON SAVI JUNQUEIRA
HENRI PENCHAS	FABIO MASSASHI OKUMURA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	GILBERTO FRUSSA
SÉRGIO RIBEIRO DA COSTA WERLANG	GUILHERME DE ALENCAR AMADO
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	JOSÉ IRINEU NUNES BRAGA
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	LILIAN SALA PULZATTO KIEFER
RODOLFO HENRIQUE FISCHER	LUÍS ALBERTO PIMENTA GARCIA
LUIZ MARCELO ALVES DE MORAES
Executive Directors	MARCELO MAZIERO
ALEXANDRE JADALLAH AOUDE	MARCO ANTONIO SUDANO
ANDRÉ EMILIO KOK NETO	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MARIO ANTONIO BERTONCINI
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MÁRIO LÚCIO GURGEL PIRES
FERNANDO FONTES IUNES	MÁRIO LUÍS BRUGNETTI
MILTON MALUHY FILHO	PASCHOAL PIPOLO BAPTISTA
NICOLAU FERREIRA CHACUR	PAULO DE PAULA ABREU
PAULO ROBERTO SCHIAVON DE ANDRADE
PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANDRÉ HORTA RUTOWITSCH
CARLOS EDUARDO DE SOUZA LARA (*)	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CARLOS HENRIQUE ZANVETTOR
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER	Managing Directors
FÁBIO MASSASHI OKUMURA	LUIZ FERNANDO BUTORI REIS SANTOS
FERNANDO JOSÉ COSTA TELES	MARCO ANTONIO ANTUNES
FLÁVIO KITAHARA SOUSA	MARCOS DE BARROS LISBOA
JACKSON RICARDO GOMES	NORBERTO GIL FERREIRA CAMARGO
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY

(*) Elected at the ESM of September 30, 2010. Awaiting approval from BACEN.

3.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	NOTE	12/31/2010	12/31/2009

CURRENT ASSETS		568,455,490	452,725,515
CASH AND CASH EQUIVALENTS		10,493,161	10,594,442
INTERBANK INVESTMENTS	4b and 6	85,233,275	133,011,522
Money market		68,158,352	115,652,060
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,191,812	435,658
Interbank deposits		13,883,111	16,923,804
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	158,182,612	95,275,181
Own portfolio		33,809,380	24,748,546
Subject to repurchase commitments		57,212,290	8,544,983
Pledged in guarantee		6,952,286	7,945,106
Deposited with the Central Bank		2,901,030	6,398,545
Derivative financial instruments		5,589,828	3,846,677
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	46,320,761	38,626,466
Assets guaranteeing technical provisions – other securities	11b	5,397,037	5,164,858
INTERBANK ACCOUNTS		85,940,967	13,991,111
Pending settlement		83,685	17,296
Central Bank deposits		85,776,472	13,868,759
National Housing System (SFH)		5,098	11,177
Correspondents		75,712	88,781
Interbank onlending		-	5,098
INTERBRANCH ACCOUNTS		10,543	57,200
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	160,648,708	140,671,375
Operations with credit granting characteristics	4e	174,381,253	155,107,495
(Allowance for loan losses)	4f	(13,732,545)	(14,436,120)
OTHER RECEIVABLES		65,786,571	56,312,074
Foreign exchange portfolio	9	19,525,671	25,313,317
Income receivable		1,031,793	739,968
Transactions with credit card issuers	4e	18,060,924	9,520,515
Receivables from insurance and reinsurance operations	4nI and 11b	3,660,803	3,420,379
Negotiation and intermediation of securities		3,079,285	864,741
Sundry	13a	20,428,095	16,453,154
OTHER ASSETS	4g	2,159,653	2,812,610
Assets held for sale		181,707	359,910
(Valuation allowance)		(69,182)	(92,451)
Unearned premiums of reinsurance	4nI	424,362	558,690
Prepaid expenses	4g and 13b	1,622,766	1,986,461
LONG-TERM RECEIVABLES		176,145,178	145,252,796
INTERBANK INVESTMENTS	4b and 6	692,518	6,183,973
Money market		23,392	3,048,037
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	154,125	2,598,695
Interbank deposits		515,001	537,241
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	30,669,990	24,913,383
Own portfolio		15,561,011	11,642,294
Subject to repurchase commitments		6,281,895	935,112
Pledged in guarantee		2,147,948	2,644,535
Deposited with the Central Bank		147,149	4,395,002
Derivative financial instruments		2,723,914	2,092,806
Assets guaranteeing technical provisions – other securities	11b	3,808,073	3,203,634
INTERBANK ACCOUNTS - National Housing System (SFH)		572,144	521,514
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	114,160,844	81,227,716
Operations with credit granting characteristics	4e	122,720,633	90,843,469
(Allowance for loan losses)	4f	(8,559,789)	(9,615,753)
OTHER RECEIVABLES		29,064,535	30,861,607
Foreign exchange portfolio	9	2,067,147	1,925,929
Sundry	13a	26,997,388	28,935,678
OTHER ASSETS – Prepaid expenses	4g and 13b	985,147	1,544,603
PERMANENT ASSETS		10,511,659	10,294,919
INVESTMENTS	4h and 15a Il	2,134,713	2,187,100
Investments in affiliates		937,105	1,191,662
Other investments		1,389,620	1,173,700
(Allowance for loan losses)		(192,012)	(178,262)
FIXED ASSETS	4i and 15b	5,020,757	4,353,175
Real estate in use		4,577,762	4,286,573
Other fixed assets		7,179,007	6,183,663
(Accumulated depreciation)		(6,736,012)	(6,117,061)
OPERATING LEASE ASSETS	4j	3,999	6,424
Leased assets		18,553	18,553
(Accumulated depreciation)		(14,554)	(12,129)
GOODWILL	4k and 15b	67,617	-
INTANGIBLE ASSETS	4l and 15b	3,284,573	3,748,220
Acquisition of rights to credit payroll		2,414,697	2,597,749
Other intangible assets		2,839,135	2,600,892
(Accumulated amortization)		(1,969,259)	(1,450,421)
TOTAL ASSETS		755,112,327	608,273,230

3.2
ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	NOTE	12/31/2010	12/31/2009
CURRENT LIABILITIES		404,218,820	325,609,659
DEPOSITS	4b and 10b	139,603,869	121,937,743
Demand deposits		25,531,744	24,836,767
Savings deposits		57,899,455	48,221,550
Interbank deposits		1,744,548	1,897,039
Time deposits		53,522,446	45,985,522
Other deposits		905,676	996,865
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	122,435,660	88,415,532
Own portfolio		98,415,489	35,947,821
Third-party portfolio		23,069,503	51,798,921
Free portfolio		950,668	668,790
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	14,598,893	10,452,033
Real estate, mortgage, credit and similar notes		10,984,423	8,266,027
Debentures		292,676	237,591
Foreign borrowings through securities		3,321,794	1,948,415
INTERBANK ACCOUNTS		799,030	290,588
Pending settlement		288,302	64,544
Correspondents		510,728	226,044
INTERBRANCH ACCOUNTS		3,256,185	2,786,792
Third-party funds in transit		3,221,184	2,705,525
Internal transfer of funds		35,001	81,267
BORROWINGS AND ONLENDING	4b and 10e	21,792,628	14,478,271
Borrowings		12,023,826	8,508,785
Onlending		9,768,802	5,969,486
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,979,057	3,335,332
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	10,083,295	9,214,061
OTHER LIABILITIES		87,670,203	74,699,307
Collection and payment of taxes and contributions		695,045	472,971
Foreign exchange portfolio	9	19,927,459	25,742,752
Social and statutory	16b II	4,507,448	4,290,048
Tax and social security contributions	4o, 4p and 14c	9,698,971	7,414,591
Negotiation and intermediation of securities		3,099,347	1,135,079
Credit card operations	4e	38,097,691	25,705,269
Subordinated debt	10f	976,930	38,720
Sundry	13c	10,667,312	9,899,877
LONG-TERM LIABILITIES		285,684,844	227,974,625
DEPOSITS	4b and 10b	63,134,266	68,834,426
Interbank deposits		240,412	149,368
Time deposits		62,893,854	68,685,058
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	77,205,142	43,519,001
Own portfolio		66,465,336	39,271,563
Third-party portfolio		-	62,289
Free portfolio		10,739,806	4,185,149
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	11,009,945	6,867,587
Real estate, mortgage, credit and similar notes		3,310,387	586,092
Debentures		1,091,417	2,526,687
Foreign borrowings through securities		6,608,141	3,754,808
BORROWINGS AND ONLENDING	4b and 10e	25,619,102	20,213,900
Borrowings		3,698,794	3,827,503
Onlending		21,920,308	16,386,397
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	1,725,778	2,140,714
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	51,281,621	43,189,687
OTHER LIABILITIES		55,708,990	43,209,310
Foreign exchange portfolio	9	2,107,495	1,939,565
Tax and social security contributions	4o, 4p and 14c	13,431,185	13,268,553
Credit card operations		23,151	198,240
Subordinated debt	10f	32,852,941	21,999,496
Sundry	13c	7,294,218	5,803,456
DEFERRED INCOME	4q	598,894	465,522
MINORITY INTEREST IN SUBSIDIARIES	16e	3,731,224	3,540,001
STOCKHOLDERS’ EQUITY	16	60,878,545	50,683,423
Capital		45,000,000	45,000,000
Capital reserves		594,734	640,759
Revenue reserves		15,895,260	5,953,960
Asset valuation adjustment	4c, 4d and 7d	17,128	120,031
(Treasury shares)		(628,577)	(1,031,327)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		755,112,327	608,273,230

3.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
INCOME FROM FINANCIAL OPERATIONS		43,055,060	80,325,961	76,696,605
Loan, lease and other credit operations		26,840,477	51,747,503	47,476,820
Securities and derivative financial instruments		10,398,715	18,772,105	23,993,749
Financial income from insurance, pension plan and capitalization operations	11c	2,952,625	4,720,741	4,575,783
Foreign exchange operations		24,796	979,910	9,482
Compulsory deposits		2,838,447	4,105,702	640,771
EXPENSES OF FINANCIAL OPERATIONS		(18,774,125)	(35,066,002)	(30,581,022)
Money market		(16,245,153)	(30,083,417)	(26,296,868)
Financial expenses on technical provisions for pension plan and capitalization	11c	(2,488,168)	(4,013,637)	(3,992,544)
Borrowings and onlending		(40,804)	(968,948)	(291,610)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		24,280,935	45,259,959	46,115,583
RESULT OF LOAN LOSSES	8d I	(4,014,482)	(10,087,727)	(14,165,307)
Expenses for allowance for loan losses		(6,477,793)	(14,363,636)	(16,398,955)
Income from recovery of credits written off as loss		2,463,311	4,275,909	2,233,648
GROSS INCOME FROM FINANCIAL OPERATIONS		20,266,453	35,172,232	31,950,276
OTHER OPERATING REVENUES (EXPENSES)		(8,905,835)	(14,726,901)	(14,593,588)
Banking service fees	13d	7,370,574	14,252,929	12,400,413
Asset management		1,311,973	2,526,235	2,249,495
Current account services		324,926	605,330	466,454
Credit cards		3,412,984	6,605,156	5,761,686
Sureties and credits granted		761,967	1,462,078	1,323,293
Receipt services		685,342	1,325,137	1,204,517
Other		873,382	1,728,993	1,394,968
Income from bank charges	13e	1,672,987	3,209,658	2,771,722
Result from insurance, pension plan and capitalization operations	11c	1,291,925	2,658,435	2,431,694
Personnel expenses	13f	(6,754,317)	(12,822,261)	(12,092,315)
Other administrative expenses	13g	(7,725,904)	(14,038,409)	(11,592,702)
Tax expenses	4p and 14a II	(2,318,099)	(4,295,742)	(4,237,763)
Equity in earnings of affiliates and other investments	15a lll	107,798	224,216	209,090
Other operating revenues	13h	(96,757)	561,228	808,379
Other operating expenses	13i	(2,454,042)	(4,476,955)	(5,292,106)
OPERATING INCOME		11,360,618	20,445,331	17,356,688
NON-OPERATING INCOME	13j	61,849	79,825	430,436
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		11,422,467	20,525,156	17,787,124
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(3,926,666)	(6,017,002)	(6,651,862)
Due on operations for the period		(1,398,795)	(4,230,036)	(5,430,081)
Related to temporary differences		(2,527,871)	(1,786,966)	(1,221,781)
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(144,935)	(261,282)	(204,641)
MINORITY INTEREST IN SUBSIDIARIES	16e	(427,045)	(923,909)	(864,013)
NET INCOME		6,923,821	13,322,963	10,066,608
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,536,069,092	4,517,815,519
NET INCOME PER SHARE – R$			2.94	2.23
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			13.40	10.79

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		(300,315)	424,003
NET INCOME WITHOUT NONRECURRING EFFECTS			13,022,648	10,490,611
NET INCOME PER SHARE – R$			2.87	2.32

3.4
ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
ADJUSTED NET INCOME		20,085,859	37,300,832	37,886,647
Net income		6,923,821	13,322,963	10,066,608
Adjustments to net income:		13,162,038	23,977,869	27,820,039
Granted options recognized		75,526	131,660	115,535
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		(929,364)	(658,633)	(3,003,340)
Effects of changes in exchange rates on cash and cash equivalents		551,526	629,288	2,917,110
Allowance for loan losses		6,477,793	14,363,636	16,398,955
Results from operations with subordinated debt		1,311,380	2,619,814	1,265,073
Results from securitization of foreign payment orders		-	-	(309,741)
Financial expenses on technical provisions for pension plan and capitalization		2,488,168	4,013,637	3,992,544
Depreciation and amortization	15b	1,135,177	2,211,481	2,168,314
Adjustment to legal liabilities – tax and social security		562,889	345,262	(317,012)
Adjustment to provision for contingent liabilities		425,275	1,088,611	(1,595,034)
Deferred taxes		2,527,871	1,786,966	1,221,781
Equity in earnings of affiliates and other investments	15a lll	(107,798)	(224,216)	(209,090)
Income from available-for-sale securities		(1,455,211)	(2,762,102)	3,098,071
Income from held-to-maturity securities		(312,758)	(444,589)	525,210
Amortization of goodwill		-	-	596,961
(Income) loss from sale of investments		(9,502)	(165,557)	(398,888)
Minority interest		427,045	923,909	864,013
Other		(5,979)	118,702	489,577
CHANGE IN ASSETS AND LIABILITIES		(35,069,179)	(66,003,169)	(2,303,101)
(Increase) decrease in interbank investments		13,766,428	26,546,824	19,338,353
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		(55,549,884)	(64,609,033)	5,804,019
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(27,793,328)	(71,907,713)	(461,012)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		127,036	931,719	228,112
(Increase) decrease in loan, lease and other credit operations		(40,713,765)	(67,372,701)	(17,216,559)
(Increase) decrease in other receivables and other assets		(1,797,289)	392,127	2,159,333
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(986,121)	(251,211)	1,197,494
(Decrease) increase in deposits		13,081,356	11,965,966	(15,483,229)
(Decrease) increase in deposits received under securities repurchase agreements		42,379,874	67,706,269	7,576,071
(Decrease) increase in funds for issuance of securities		6,704,419	8,289,218	(2,294,025)
(Decrease) increase in borrowings and onlending		9,341,137	12,719,559	(8,057,986)
(Decrease) increase in credit card operations (assets/liabilities)		3,789,284	3,676,924	2,462,232
(Decrease) increase in securitization of foreign payment orders		-	-	(3,518,992)
(Decrease) increase in technical provision for insurance, pension plan and capitalization		3,183,769	4,841,435	5,100,089
(Decrease) increase in collection and payment of taxes and contributions		(3,043,432)	222,074	(192,814)
(Decrease) increase in other liabilities		3,676,470	3,768,337	5,255,001
(Decrease) increase in deferred income		140,208	133,372	(16,062)
Payment of income tax and social contribution		(1,375,341)	(3,056,335)	(4,183,126)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(14,983,320)	(28,702,337)	35,583,546

Interest on capital / dividends received from affiliated companies		50,198	103,610	78,843
Funds received from sale of available-for-sale securities		9,825,512	19,422,087	13,676,386
Funds received from redemption of held-to-maturity securities		286,208	286,604	459,802
Disposal of assets not for own use		191,968	293,981	318,895
Disposal of investments		53,290	236,466	406,114
Payment of income tax and social contribution from sale of investments		-	(56,511)	(127,162)
Acquisition of minority interest in Itaú XL Seguros Corporativos S.A.	2a	-	(157,299)	-
Acquisition of minority interest in Previtec – Previdência e Tecnologia Ltda.	2a	(32,000)	(32,000)	-
Sale of fixed assets		52,176	92,584	63,310
Write-offs of intangible assets		21,494	89,848	-
Purchase of available-for-sale securities		(12,884,604)	(18,988,419)	(10,597,966)
Purchase of held-to-maturity securities		(114,473)	(582,120)	-
Net cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A.		-	-	(477,994)
Purchase of investments		(190,042)	(209,304)	(39,499)
Purchase of fixed assets		(1,269,893)	(1,996,335)	(1,256,645)
Purchase of intangible assets		(468,654)	(652,877)	(761,712)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(4,478,820)	(2,149,685)	1,742,372

Increase (decrease) in subordinated debt		4,263,212	9,171,841	(1,652,680)
Change in minority interest		(441,290)	(605,286)	(509,395)
Granting of stock options		289,363	406,084	277,808
Purchase of treasury shares		-	-	(6,979)
Dividends and interest on capital paid		(1,444,309)	(4,315,488)	(3,782,407)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		2,666,976	4,657,151	(5,673,653)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(16,795,164)	(26,194,871)	31,652,265

Cash and cash equivalents at the beginning of the period		56,439,986	65,917,455	37,182,300
Effects of changes in exchange rates on cash and cash equivalents		(551,526)	(629,288)	(2,917,110)
Cash and cash equivalents at the end of the period	4a and 5	39,093,296	39,093,296	65,917,455

3.5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
INCOME		49,684,278	91,690,268	82,182,034
Financial operations		43,055,060	80,325,961	76,696,605
Banking services		9,043,564	17,462,587	15,172,135
Result from insurance, pension plan and capitalization operations		1,291,926	2,658,435	2,431,694
Result of loan losses	8d	(4,014,481)	(10,087,727)	(14,165,307)
Other		308,209	1,331,012	2,046,907
EXPENSES		(21,181,901)	(39,542,957)	(35,873,128)
Financial operations		(18,774,124)	(35,066,002)	(30,581,022)
Other		(2,407,777)	(4,476,955)	(5,292,106)
INPUTS PURCHASED FROM THIRD PARTIES		(6,564,153)	(11,803,164)	(9,425,614)
Materials, energy and others		(278,994)	(474,445)	(306,819)
Third-party services		(1,653,470)	(3,012,376)	(2,826,561)
Other		(4,631,689)	(8,316,343)	(6,292,234)
Data processing and telecommunications	13g	(1,861,436)	(3,363,167)	(2,606,077)
Advertising, promotions and publication	13g	(638,309)	(1,171,018)	(975,419)
Installations		(943,886)	(1,615,922)	(997,076)
Transportation	13g	(332,630)	(622,235)	(409,724)
Security	13g	(241,491)	(453,221)	(376,834)
Travel expenses	13g	(98,985)	(168,821)	(121,943)
Other		(514,952)	(921,959)	(805,161)
GROSS ADDED VALUE		21,938,224	40,344,147	36,883,292
DEPRECIATION AND AMORTIZATION	13g	(722,936)	(1,383,370)	(1,305,163)
NET ADDED VALUE PRODUCED BY THE COMPANY		21,215,288	38,960,777	35,578,129
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	75,354	139,207	177,957
TOTAL ADDED VALUE TO BE DISTRIBUTED		21,290,642	39,099,984	35,756,086
DISTRIBUTION OF ADDED VALUE		21,290,642	39,099,984	35,756,086
Personnel		6,432,136	12,055,654	11,190,291
Compensation		5,142,084	9,609,294	9,195,584
Benefits		1,003,659	1,878,039	1,487,851
FGTS – government severance pay fund		286,393	568,321	506,856
Taxes, fees and contributions		7,068,826	11,945,583	12,773,249
Federal		6,724,889	11,299,311	12,135,949
State		(42)	798	74,849
Municipal		343,979	645,474	562,451
Return on third parties’ assets - Rent		438,814	851,875	861,925
Return on own assets		7,350,866	14,246,872	10,930,621
Dividends and interest on capital		2,277,725	4,482,550	3,977,438
Retained earnings (loss) for the period		4,646,096	8,840,413	6,089,170
Minority interest in retained earnings		427,045	923,909	864,013

3.6

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	NOTE	12/31/2010	12/31/2009

CURRENT ASSETS		3,792,477	10,795,381
CASH AND CASH EQUIVALENTS		1,940	515
INTERBANK INVESTMENTS	4b and 6	192,959	6,948,040
Money market		192,959	120,091
Interbank deposits		-	6,827,949
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	33,489	5,307
Own portfolio		28,299	578
Pledged in guarantee		5,190	4,729
OTHER RECEIVABLES		3,559,575	3,839,692
Income receivable	15a I	3,067,840	3,289,903
Sundry	13a	491,735	549,789
OTHER ASSETS – Prepaid expenses	4g	4,514	1,827
LONG-TERM RECEIVABLES		14,428,183	282,325
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	14,176,842	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	6,387	25,118
Own portfolio		13	25,118
Pledged in guarantee		6,374	-
OTHER RECEIVABLES - Sundry	13a	244,954	257,207
PERMANENT ASSETS		63,030,639	56,380,952
INVESTMENTS		63,030,331	56,380,595
Investments in subsidiaries	4h and 15a I	63,029,924	56,380,188
Other		407	407
FIXED ASSETS	4i	308	357
TOTAL ASSETS		81,251,299	67,458,658
LIABILITIES
CURRENT LIABILITIES		2,856,800	2,681,374
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	5,542	-
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	2,717	62
OTHER LIABILITIES		2,848,541	2,681,312
Social and statutory	16b II	2,704,993	2,542,121
Tax and social security contributions	14c	25,060	132,297
Subordinated debt	10f	47,890	-
Sundry	13c	70,598	6,894
LONG-TERM LIABILITIES		7,749,709	1,276,670
DEPOSITS - Interbank deposits	4b and 10b	3,344,008	899,224
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	-
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	-	1,234
OTHER LIABILITIES		3,905,701	376,212
Tax and social security contributions	14c	576,158	366,683
Subordinated debt	10f	3,304,889	-
Sundry	13c	24,654	9,529
STOCKHOLDERS’ EQUITY	16	70,644,790	63,500,614
Capital		45,000,000	45,000,000
Capital reserves		594,734	640,759
Revenue reserves		25,661,505	18,771,151
Asset valuation adjustment	4c, 4d and 7d	17,128	120,031
(Treasury shares)		(628,577)	(1,031,327)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		81,251,299	67,458,658

3.7

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
INCOME FROM FINANCIAL OPERATIONS		588,358	1,021,447	473,748
Securities and derivative financial instruments		588,358	1,021,447	473,748
EXPENSES OF FINANCIAL OPERATIONS		(249,135)	(376,032)	(69,656)
Money market		(249,135)	(376,032)	(69,656)
GROSS INCOME FROM FINANCIAL OPERATIONS		339,223	645,415	404,092
OTHER OPERATING REVENUES (EXPENSES)		5,492,837	9,557,780	7,223,724
Personnel expenses		(90,659)	(163,300)	(203,717)
Other administrative expenses		(36,403)	(64,946)	(42,537)
Tax expenses	14a II	(162,006)	(177,081)	(174,659)
Equity in earnings of subsidiaries	15a I	5,826,381	10,048,503	7,731,003
Other operating revenues (expenses)		(44,476)	(85,396)	(86,366)
OPERATING INCOME		5,832,060	10,203,195	7,627,816
NON-OPERATING INCOME		2,643	9,763	10,049
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		5,834,703	10,212,958	7,637,865
INCOME TAX AND SOCIAL CONTRIBUTION	4p	(452,996)	64,314	71,374
Due on operations for the period		1,286	(13,364)	33,909
Related to temporary differences		(454,282)	77,678	37,465
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(1,581)	(5,257)	(2,332)
NET INCOME		5,380,126	10,272,015	7,706,907
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,536,069,092	4,517,815,519
NET INCOME PER SHARE – R$			2.26	1.71
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			15.55	14.03

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		(300,315)	34,465
NET INCOME WITHOUT NONRECURRING EFFECTS			9,971,700	7,741,372
NET INCOME PER SHARE – R$			2.20	1.71

3.8

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2010	45,000,000	565,460	21,546,227	147,952	-	(875,738)	66,383,901
Employee benefits – CVM Resolution No. 600, of October 7, 2009 (Note 19)	-	-	924,424	-	-	-	924,424
Granting of stock options – exercised options	-	(46,252)	88,454	-	-	247,161	289,363
Granting of options recognized	-	75,526	-	-	-	-	75,526
Change in adjustment to market value	-	-	-	(130,824)	-	-	(130,824)
Net income	-	-	-	-	5,380,125	-	5,380,125
Appropriations:
Legal reserve	-	-	269,006	-	(269,006)	-	-
Realization of profit reserve	-	-	(357,931)	-	357,931	-	-
Statutory reserves	-	-	3,191,325	-	(3,191,325)	-	-
Dividends and Interest on capital	-	-	-	-	(2,277,725)	-	(2,277,725)
BALANCES AT 12/31/2010	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
CHANGES IN THE PERIOD	-	29,274	4,115,278	(130,824)	-	247,161	4,260,889
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization through Reserves – A/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(154,408)	(69,131)	-	-	494,368	270,829
Granting of options recognized	-	197,461	(81,926)	-	-	-	115,535
Change in adjustment to market value	-	-	-	543,748	-	-	543,748
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 - Year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	7,706,907	-	7,706,907
Appropriations:							-
Legal reserve	-	-	385,345	-	(385,345)	-	-
Unrealized profit reserve	-	-	(1,642,069)	-	1,642,069	-	-
Statutory reserves	-	-	4,986,193	-	(4,986,193)	-	-
Dividends and Interest on capital	-	-	-	-	(3,977,438)	-	(3,977,438)
BALANCES AT 12/31/2009	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
CHANGES IN THE YEAR	16,000,000	43,053	(12,421,484)	543,748	-	494,368	4,659,685
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Employee benefits – CVM Resolution No. 600, of October 7, 2009 (Note 19)	-	-	924,424	-	-	-	924,424
Granting of stock options – exercised options	-	(91,313)	94,647	-	-	402,750	406,084
Granting of options recognized	-	45,288	86,372	-	-	-	131,660
Change in adjustment to market value	-	-	(3,934)	(102,903)	-	-	(106,837)
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	10,272,015	-	10,272,015
Appropriations:
Legal reserve	-	-	513,601	-	(513,601)	-	-
Realization of profit reserve	-	-	(357,931)	-	357,931	-	-
Statutory reserves	-	-	5,633,795	-	(5,633,795)	-	-
Dividends and Interest on capital	-	-	-	-	(4,482,550)	-	(4,482,550)
BALANCES AT 12/31/2010	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
CHANGES IN THE YEAR	-	(46,025)	6,890,354	(102,903)	-	402,750	7,144,176

3.9

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
ADJUSTED NET INCOME (LOSS)		118,615	338,123	144,399
Net income		5,380,126	10,272,015	7,706,907
Adjustments to net income:		(5,261,511)	(9,933,892)	(7,562,508)
Granting of options recognized		75,526	131,660	115,535
Deferred taxes		454,282	(77,678)	(37,465)
Equity in earnings of subsidiaries	15a I	(5,826,381)	(10,048,503)	(7,731,003)
Amortization of goodwill		28,874	57,746	57,745
Effects of changes in exchange rates on cash and cash equivalents		6,140	2,774	32,519
Other		48	109	161
CHANGE IN ASSETS AND LIABILITIES		456,785	816,733	(295,625)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		(2,781)	(11,566)	(7,799)
(Increase) decrease in other receivables and other assets		(202,415)	146,500	(307,475)
(Increase) decrease in funds for issuance of securities		505,542	505,542	-
Increase (decrease) in other liabilities		156,439	176,257	31,115
Payment of income tax and social contribution		-	-	(11,466)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		575,400	1,154,856	(151,226)
Interest on capital/Dividends received		909,475	4,383,005	9,609,568
(Increase) decrease in interbank investments		(1,995,272)	(7,251,881)	(6,615,638)
Disposal of investments		-	-	338
(Purchase) sale of fixed assets		(33)	(60)	(305)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(1,085,830)	(2,868,936)	2,993,963

Increase (decrease) in deposits		166,762	2,444,784	553,227
Increase (decrease) in subordinated debt		1,544,738	3,352,779	-
Granting of stock options		289,363	406,084	277,808
Purchase of treasury shares		-	-	(6,979)
Dividends and interest on capital paid		(1,444,309)	(4,315,488)	(3,782,407)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		556,554	1,888,159	(2,958,351)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		46,124	174,079	(115,614)
Cash and cash equivalents at the beginning of the period		154,915	23,594	171,727
Effects of changes in exchange rates on cash and cash equivalents		(6,140)	(2,774)	(32,519)
Cash and cash equivalents at the end of the period	4a and 5	194,899	194,899	23,594

3.10

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	NOTE	2nd Half 2010	01/01 to 12/31/2010	01/01 to 12/31/2009
INCOME		(69,878)	957,612	397,431
Financial operations		588,358	1,021,447	473,748
Other		(658,236)	(63,835)	(76,317)
EXPENSES		(249,135)	(376,032)	(69,656)
INPUTS PURCHASED FROM THIRD PARTIES		(47,921)	(75,948)	(41,277)
Third-party services		(16,678)	(26,782)	(13,984)
Advertising, promotions and publication		(1,105)	(1,643)	(3,388)
Expenses for financial system services		(14,738)	(17,752)	(6,324)
Insurance		(3,270)	(6,219)	(3,819)
Other		(12,130)	(23,552)	(13,762)
GROSS ADDED VALUE		(366,934)	505,632	286,498
DEPRECIATION AND AMORTIZATION		(48)	(109)	(180)
NET ADDED VALUE PRODUCED BY THE COMPANY		(366,982)	505,523	286,318
ADDED VALUE RECEIVED FROM TRANSFER	15a l	5,826,382	10,048,503	7,731,003
TOTAL ADDED VALUE TO BE DISTRIBUTED		5,459,400	10,554,026	8,017,321
DISTRIBUTION OF ADDED VALUE		5,459,400	10,554,026	8,017,321
Personnel		92,143	164,609	192,057
Compensation		90,489	160,943	183,485
Benefits		949	2,268	6,360
FGTS – government severance pay fund		705	1,398	2,212
Taxes, fees and contributions		(13,104)	116,713	117,277
Federal		(13,104)	116,652	117,158
State		-	-	13
Municipal		-	61	106
Return on third parties’ assets - Rent		235	689	1,080
Return on own assets		5,380,126	10,272,015	7,706,907
Dividends and Interest on capital		2,277,105	4,482,550	3,977,438
Retained earnings (loss) for the period		3,103,021	5,789,465	3,729,469

4.1

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO DECEMBER 31, 2010 AND 2009
(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

4.2

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On May 12, 2010 SUSEP approved the contract signed on November 12, 2009 related to the acquisition by ITAÚ UNIBANCO HOLDING of a minority interest in the subsidiary Itaú Unibanco Seguros Corporativos S.A. (current name of Itaú XL Seguros Corporativos S.A.) for the amount of R$ 157,299, giving rise to a goodwill of R$ 24,700. The transaction was approved on October 6, 2010 by SUSEP.

On September 20, 2010, ITAÚ UNIBANCO HOLDING purchased 50% of the quotas in the companies SFR Software e Análise de Sistemas LTDA and Previtec – Previdência e Tecnologia LTDA, according to the purchase agreement, for the amount of R$ 47,000, giving rise to a goodwill of R$ 42,530, and these companies became wholly-owned subsidiaries.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Convergence into international accounting standards

The CMN Resolution No. 3,786, of September 24, 2009, and BACEN Circular No. 3,472, of October 23, 2009, established that from December 31, 2010 the financial institutions shall prepare and annually report their consolidated financial statements adopting the international financial reporting standards according to the pronouncements issued by the International Accounting Standard Board (IASB), translated into the Portuguese language by a Brazilian company registered with the International Accounting Standards Committee Foundation (IASC Foundation).

The accounting pronouncements issued by the Accounting Pronouncements Committee (CPC) and the respective international standards of IASB that will be adopted in the consolidated financial statements until the end of 2010 and may impact the stockholders’ equity and or results are as follows:

•
CPC 2 (IAS 21) - Effects on changes in foreign exchange rates and conversion of financial statements: Effect on results from January 1 to December 31, 2010 (without effect on stockholders' equity) for allocation of foreign exchange variation in the stockholders' equity related to controlled companies using functional currency other than Real, basically represented by the Itaú Europa, Chile, Argentina, Uruguay and Paraguay units (Note 20).

•	CPC 11 (IFRS 4) – Insurance contracts: Management does not expect significant effects;

•	CPC 15 (IFRS 3) – Business combinations: in the period from January 1 to December 31, 2010, there was not any transaction that could exert significant effects;

4.3

•
CPC 24 (IAS 10) – Subsequent events: dividends and interest on capital declared after the accounting period to which the financial statements refer, if these are above the minimum mandatory dividend they shall be reversed with effect on stockholders' equity (Note 16b I);

•	CPC 32 (IAS 12) – Taxes on income: recognition of a credit in the stockholders’ equity of the opening balance sheet of an amount of deferred tax assets not recorded according to Note 14b IV;

•	CPC 38 (IAS 39) – Financial instruments:

Recognition and measurement – loss on recoverable amount for not receiving financial assets: review of the procedures adopted for setting up the Allowance for Loan losses. The management does not expect an amount above that recorded in the allowance;

Shares and quota classified as permanent investment and recognized at cost are classified as available-for-sale financial assets at fair value, and their gains and losses are recognized directly in stockholders’ equity.

The use of the effective interest rate method in the calculation of the carrying value of loan operations results in the deferral of income and expenses associated with the opening of loan operations.

The other pronouncements shall basically impact the information disclosure format.

The Consolidated Financial Statements with the adoption of the international standards according to the IASB pronouncements will be disclosed until March 31, 2011.

c)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

4.4

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized up to December 31, 2009, in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	12/31/2010	12/31/2009
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.98	99.98
Banco Itaú Europa, S.A.		Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	100.00	99.99
Banco Itaucred Financiamentos S.A.		Brazil	100.00	99.99
Banco Itauleasing S.A.		Brazil	100.00	99.99
BIU Participações S.A.		Brazil	66.16	66.16
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(1)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	100.00	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(3)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	100.00	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A. (Note 2a)		Brazil	100.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	100.00	99.99
Porto Seguro S.A.	(4)	Brazil	30.00	30.00
Redecard S.A.	(5)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
(1)	Company with shared control included proportionally in consolidation;
(2)	Company with shared control, fully included in consolidation, in view of the business management by ITAÚ UNIBANCO HOLDING;
(3)	It does not include Redeemable Preferred Shares (Note 10f);
(4)	Company controlled by Porto Seguro Itaú Unibanco Participações S.A. included proportionally in consolidation;
(5)	Fully consolidated company whose share capital is 50% plus 17 shares.

4.5

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at December 31, 2010, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	78,670,791	80,718,514
Basel ratio	15.8%	15.4%
Tier I	12.1%	11.8%
Tier II	3.7%	3.6%
Fixed assets ratio (4)	37.3%	14.5%
Excess capital in relation to fixed assets	9,976,168	28,669,462
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000.

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (15.4%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 4.4 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.0%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

From January 1, 2010, the operational risk portion started being considered at its full amount, pursuant to Circular No. 3,383.

CMN Resolution No. 3,825, of December 16, 2009, revoked, to take effect from April 1, 2010, Resolution No. 3,674, of December 30, 2008, which enabled to add to Tier I the full amount of the additional provision to the minimum percentages required by Resolution No. 2,682 of December 21, 1999.

Circular No. 3,476, of December 28, 2009, sets forth that, for the Economic-Financial Consolidated, from June 30, 2010 an addition should be included in the Operational Risk Portion (POPR), through the use of a ratio based on the equity in earnings of subsidiary and affiliated companies.

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars Nos. 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2012. Should the new rules already been applicable, the ratios would be reduced by about 0.9%.

4.6

The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2010, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	60,878,545		60,878,545
Minority interest in subsidiaries	923,675		2,999,715
Consolidated stockholders’ equity (BACEN)	61,802,220		63,878,260
Revaluation reserves excluded from Tier I	(7)		(7)
Deferred tax assets excluded from Tier I	(549,871)		(574,748)
Deferred permanent assets excluded from Tier I	(385,231)		(388,671)
Adjustments to market value – securities and derivative financial Instruments excluded from Tier I	(17,128)		(17,126)
Preferred shares with clause of redemption excluded from Tier I	(657,794)		(657,794)
Tier I	60,192,189		62,239,914
Subordinated debt	18,108,427		18,108,427
Preferred shares with clause of redemption	526,235		526,235
Revaluation reserves	7		7
Adjustment to market value -securities and derivative financial instruments	17,128		17,126
Tier II	18,651,797		18,651,795
Tier I + Tier II	78,843,986		80,891,709
Exclusions:
Funding instruments issued by financial institutions	(173,195)		(173,195)
Referential equity	78,670,791		80,718,514
Risk exposure:
Exposure weighted by credit risk (EPR)	463,443,618		485,832,336
Portion required for credit risk coverage (PEPR)	50,978,798	93.2%	53,441,557	92.9%
a) Per weighting factor (FPR):
FPR at 20%	198,469	0.4%	320,953	0.6%
FPR at 35%	76,813	0.1%	76,810	0.1%
FPR at 50%	2,458,638	4.5%	3,139,287	5.5%
FPR at 75%	13,068,427	23.9%	12,892,129	22.4%
FPR at 100%	33,991,756	62.1%	35,761,282	62.2%
FPR at 300%	949,632	1.7%	1,010,852	1.8%
Derivatives – potential future gain	235,063	0.4%	240,244	0.4%
b) Per type:
Securities	2,763,645	5.1%	2,915,210	5.1%
Loan operations - Retail	10,690,346	19.5%	10,570,718	18.4%
Loan operations – Non-retail	15,362,871	28.1%	15,396,381	26.8%
Joint liabilities - Retail	6,792	0.0%	6,792	0.0%
Joint liabilities – Non-Retail	4,098,557	7.5%	4,097,382	7.1%
Loan commitments - Retail	2,371,289	4.3%	2,314,619	4.0%
Loan commitments – Non-retail	1,785,722	3.3%	1,785,865	3.1%
Other exposures	13,899,576	25.4%	16,354,590	28.4%
Portion required for operational risk coverage (POPR)	2,745,478	5.0%	3,129,288	5.4%
Retail	468,830	0.9%	468,830	0.8%
Commercial	812,183	1.5%	812,183	1.4%
Corporate finance	77,531	0.1%	77,531	0.1%
Negotiation and sales	793,059	1.4%	793,059	1.4%
Payments and settlements	259,124	0.5%	259,124	0.5%
Financial agent services	112,659	0.2%	112,659	0.2%
Asset management	199,118	0.4%	199,118	0.3%
Retail brokerage	22,086	0.0%	22,086	0.0%
Business plans	888	0.0%	888	0.0%
Conef additional	-	0.0%	383,810	0.7%
Portion required for market risk coverage:	997,240	1.8%	953,876	1.7%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	663,142	1.2%	619,778	1.1%
Fixed rate denominated in Real (PJUR1)	77,342	0.1%	77,004	0.1%
Foreign currency coupon (PJUR2)	297,010	0.5%	253,984	0.4%
Price index coupon (PJUR3)	163,727	0.3%	163,727	0.3%
Interest rate coupon (PJUR 4)	125,063	0.2%	125,063	0.2%
Operations subject to commodity price variation (PCOM)	159,526	0.3%	159,526	0.3%
Operations subject to stock price variation (PACS)	174,572	0.3%	174,572	0.3%
Required Referential Equity	54,721,516	100.0%	57,524,721	100.0%

Excess capital in relation to Required Referential Equity	23,949,275	43.8%	23,193,793	40.3%

Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	497,468,330		522,952,010
Ratio (%)	15.8		15.4
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,207,055		1,334,543

4.7

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2009	68,432,521	402,713,393	17.0%	70,514,408	422,840,336	16.7%
Result for the period	13,396,249		3.3%	14,193,010		3.4%
Interest on capital and dividends	(4,483,170)		-1.1%	(4,483,170)		-1.0%
Additional allowance for loan losses – added to the Tier I of Referential Equity	(6,107,459)	(6,107,459)	-1.2%	(6,104,000)	(6,104,000)	-1.2%
Granting of options recognized	131,661		0.0%	131,661		0.0%
Granting of stock options – exercised options in the period	403,319		0.1%	403,319		0.1%
Asset valuation adjustment	(106,837)		0.0%	(106,837)		0.0%
Subordinated debt and redeemable preferred shares	5,917,697		1.5%	5,917,697		1.4%
Employee benefits – CVM Resolution No. 600, of September 7, 2009	924,424	1,536,518	0.2%	924,424	1,536,518	0.2%
Deferred assets excluded from Tier I of referential equity	36,995	36,995	0.0%	37,509	37,509	0.0%
Other changes in referential equity	125,391		0.0%	(709,507)		-0.2%
Changes in risk exposure		99,288,883	-4.0%		104,641,647	-4.0%
Ratio at 12/31/2010	78,670,791	497,468,330	15.8%	80,718,514	522,952,010	15.4%

4.8

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178, of December 28, 2007, and No. 200, of December 16, 2008, and Circular No. 355, of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. At December 31, 2010, the required regulatory capital amounted to R$ 894,895 for an existing adjusted stockholders’ equity of R$ 5,014,852.

4.9

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents -For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

4.10

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) –these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses -the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments -in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1998 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

4.11

k)
Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. This procedure is adopted annually, at the end of each year.

n)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I	- Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I -	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

4.12

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation.

II.III-	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

4.13

p)	Taxes -these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and private pension subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

4.14

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2010	12/31/2009
Cash and cash equivalents	10,493,161	10,594,442
Interbank deposits	7,321,686	7,020,984
Securities purchased under agreements to resell – Funded position	21,278,449	48,302,029
TOTAL	39,093,296	65,917,455

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2010	12/31/2009
Cash and cash equivalents	1,940	515
Securities purchased under agreements to resell – Funded position	192,959	23,079
TOTAL	194,899	23,594

4.15

NOTE 6 - INTERBANK INVESTMENTS

	12/31/2010						12/31/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	39,053,243	28,888,905	216,204	23,392	68,181,744	79.3	118,700,097	85.3
Funded position (*)	21,358,783	11,849,064	216,204	23,392	33,447,443	38.8	61,865,442	44.4
Financed position	17,681,607	8,157,914	-	-	25,839,521	30.1	52,001,403	37.4
With free movement	2,587,003	8,157,807	-	-	10,744,810	12.5	3,912,988	2.8
Without free movement	15,094,604	107	-	-	15,094,711	17.6	48,088,415	34.5
Short position	12,853	8,881,927	-	-	8,894,780	10.4	4,833,252	3.5
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,381,772	430,534	379,506	154,125	3,345,937	3.9	3,034,353	2.2
Interbank deposits	8,013,201	2,750,743	3,119,167	515,001	14,398,112	16.8	17,461,045	12.5
TOTAL	49,448,216	32,070,182	3,714,877	692,518	85,925,793		139,195,495
% per maturity term	57.6	37.3	4.3	0.8
TOTAL – 12/31/2009	105,925,294	22,118,346	4,967,882	6,183,973	139,195,495
% per maturity term	76.1	15.9	3.6	4.4
(*)
Includes R$ 8,670,170 (R$ 9,288,318 at 12/31/2009) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING at 12/31/2010, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 192,959 (R$ 120,091 at 12/31/2009) and Interbank deposits over 365 days amounting to R$ 14,176,842 (R$ 6,827,949 at 12/31/2009 maturing from 31 to 180 days).

4.16

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2010											12/31/2009
		Provision for adjustment to market value with impact on
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	88,686,143	85,116	264,788	89,036,047	47.1	22,530,759	3,214,483	8,009,742	9,584,565	7,790,066	37,906,432	43,889,058
Financial Treasury Bills	25,357,242	(1,745)	511	25,356,008	13.4	164,114	2,852,587	278,864	2,119,918	3,317,253	16,623,272	17,411,742
National Treasury Bills	31,713,244	(2,258)	(6)	31,710,980	16.8	21,842,033	-	1,670,494	6,046,593	289,913	1,861,947	9,264,766
National Treasury Notes	25,715,672	75,339	139,559	25,930,570	13.7	454,015	326,088	5,915,523	1,162,762	3,555,247	14,516,935	14,028,463
National Treasury/Securitization	333,812	348	(9,805)	324,355	0.2	-	15,283	5,232	6,273	21,957	275,610	741,084
Brazilian External Debt Bonds	5,462,803	13,509	134,406	5,610,718	3.0	6,903	20,239	139,592	224,750	605,446	4,613,788	2,438,676
Investments in Non-exclusive Funds	62,949	-	-	62,949	0.0	62,949	-	-	-	-	-	2,556
Other	40,421	(77)	123	40,467	0.0	745	286	37	24,269	250	14,880	1,771
GOVERNMENT SECURITIES - ABROAD	14,075,290	29,960	(177,569)	13,927,681	7.3	417,857	9,143,982	1,422,920	1,491,548	920,461	530,913	8,319,364
Argentina	295,638	(2,719)	-	292,919	0.1	12,387	77,154	48,557	10,749	128,276	15,796	179,113
Central Bank	90,483	(4,937)	-	85,546	0.0	4,176	18,096	-	-	48,091	15,183	32,239
National Treasury	205,155	2,218	-	207,373	0.1	8,211	59,058	48,557	10,749	80,185	613	146,874
Russia	44,795	-	-	44,795	0.0	-	1	-	-	-	44,794	-
Denmark	2,106,873	-	(93,154)	2,013,719	1.1	-	-	416,153	1,261,051	336,515	-	1,970,517
Spain	776,817	-	(42,501)	734,316	0.4	-	-	332,265	-	402,051	-	1,093,027
Korea	262,465	-	(26,302)	236,163	0.1	-	236,163	-	-	-	-	1,755,747
Chile	702,272	382	(837)	701,817	0.4	235,755	131,239	264,344	4,247	37,208	29,024	1,352,080
Paraguay	272,165	-	(15,492)	256,673	0.1	46,923	12,701	32,201	119,066	16,410	29,372	416,669
Uruguay	223,953	206	398	224,557	0.1	18,479	44,253	67,249	77,571	1	17,004	522,325
United States	9,361,474	32,203	319	9,393,996	5.0	94,665	8,642,469	261,988	18,863	-	376,011	765,777
Mexico	28,838	(112)	-	28,726	0.0	9,648	2	163	1	-	18,912	9,709
Other	-	-	-	-	-	-	-	-	-	-	-	254,400
CORPORATE SECURITIES	30,749,465	137,269	367,637	31,254,371	16.6	6,772,749	1,599,623	1,989,012	3,038,107	2,720,306	15,134,574	23,414,193
Eurobonds and other	5,334,226	(6,648)	98,271	5,425,849	2.9	361,289	328,511	308,187	705,046	149,049	3,573,767	2,635,469
Bank Deposit Certificates	3,144,042	(1)	1,000	3,145,041	1.7	559,928	34,339	79,585	907,522	1,264,796	298,871	2,521,495
Shares	3,773,586	86,721	40,281	3,900,588	2.1	3,900,588	-	-	-	-	-	3,791,601
Debentures	7,982,672	1,026	36,676	8,020,374	4.2	10,042	961,023	606,271	659,210	524,871	5,258,957	6,171,060
Promissory Notes	1,264,539	-	293	1,264,832	0.7	-	156,765	806,059	302,008	-	-	1,717,606
Quotas of Funds	1,838,238	47,002	13,850	1,899,090	1.0	1,895,195	-	-	-	-	3,895	2,208,229
Fixed Income	744,755	7,608	(49)	752,314	0.4	748,419	-	-	-	-	3,895	795,851
Credit Rights	882,290	-	-	882,290	0.5	882,290	-	-	-	-	-	1,080,339
Variable Income	211,193	39,394	13,899	264,486	0.1	264,486	-	-	-	-	-	332,039
Securitized Real Estate Loans	7,399,946	9,167	177,266	7,586,379	4.0	45,707	114,877	188,910	463,391	774,417	5,999,077	4,349,267
Other	12,216	2	-	12,218	0.0	-	4,108	-	930	7,173	7	19,466
PGBL/VGBL FUND QUOTAS (1)	46,320,761	-	-	46,320,761	24.5	46,320,761	-	-	-	-	-	38,626,466
SUBTOTAL - SECURITIES	179,831,659	252,345	454,856	180,538,860	95.6	76,042,126	13,958,088	11,421,674	14,114,220	11,430,833	53,571,919	114,249,081
Trading securities	135,156,070	252,345	-	135,408,415	71.7	71,893,492	9,311,837	7,827,371	9,319,039	8,327,250	28,729,426	72,237,214
Available-for-sale securities	41,505,633	-	454,856	41,960,489	22.2	4,144,307	4,502,551	3,594,303	4,658,999	2,995,733	22,064,596	39,582,018
Held-to-maturity securities (2)	3,169,956	-	-	3,169,956	1.7	4,327	143,700	-	136,182	107,850	2,777,897	2,429,849
DERIVATIVE FINANCIAL INSTRUMENTS	7,524,674	789,068	-	8,313,742	4.5	1,686,236	2,014,656	574,371	1,314,565	759,044	1,964,870	5,939,483
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	187,356,333	1,041,413	454,856	188,852,602	100.0	77,728,362	15,972,744	11,996,045	15,428,785	12,189,877	55,536,789	120,188,564
						41.2%	8.5%	6.2%	8.2%	6.5%	29.4%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(5,667,816)	(16,836)	(20,183)	(5,704,835)	100.0	(1,146,305)	(837,818)	(586,321)	(1,408,613)	(744,365)	(981,413)	(5,476,046)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 604,417 (R$ 362,421 at 12/31/2009), according to Note 7e.

4.17

b) Summary by portfolio

	12/31/2010
		Restricted to			Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)	financial instruments	technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	18,723,880	52,610,988	9,062,084	3,038,767	-	5,600,328	89,036,047
Financial Treasury Bills	4,326,441	14,933,675	4,365,650	879,812	-	850,430	25,356,008
National Treasury Bills	1,229,700	28,985,884	179,377	292,431	-	1,023,588	31,710,980
National Treasury Notes	10,671,449	5,149,230	4,517,057	1,866,524	-	3,726,310	25,930,570
National Treasury/Securitization	324,355	-	-	-	-	-	324,355
Brazilian External Debt Bonds	2,068,519	3,542,199	-	-	-	-	5,610,718
Investments in Non-exclusive Funds	62,949	-	-	-	-	-	62,949
Other	40,467	-	-	-	-	-	40,467
GOVERNMENT SECURITIES - ABROAD	5,281,933	8,605,584	20,321	9,412	-	10,431	13,927,681
Argentina	209,609	83,310	-	-	-	-	292,919
Central Bank	2,236	83,310	-	-	-	-	85,546
National Treasury	207,373	-	-	-	-	-	207,373
Russia	8	44,787	-	-	-	-	44,795
Denmark	2,013,719	-	-	-	-	-	2,013,719
Spain	734,316	-	-	-	-	-	734,316
Korea	236,163	-	-	-	-	-	236,163
Chile	650,987	30,987	-	9,412	-	10,431	701,817
Paraguay	243,899	12,774	-	-	-	-	256,673
Uruguay	224,557	-	-	-	-	-	224,557
United States	939,949	8,433,726	20,321	-	-	-	9,393,996
Mexico	28,726	-	-	-	-	-	28,726
CORPORATE SECURITIES	25,364,578	2,277,613	17,829	-	-	3,594,351	31,254,371
Eurobonds and other	3,328,513	2,097,336	-	-	-	-	5,425,849
Bank Deposit Certificates	607,983	108,867	2,138	-	-	2,426,053	3,145,041
Shares	3,848,397	36,656	15,535	-	-	-	3,900,588
Debentures	7,111,489	34,754	-	-	-	874,131	8,020,374
Promissory Notes	1,264,832	-	-	-	-	-	1,264,832
Quotas of funds	1,625,288	-	156	-	-	273,646	1,899,090
Fixed income	485,259	-	156	-	-	266,899	752,314
Credit rights	875,543	-	-	-	-	6,747	882,290
Variable income	264,486	-	-	-	-	-	264,486
Securitized real estate loans	7,565,858	-	-	-	-	20,521	7,586,379
Other	12,218	-	-	-	-	-	12,218
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	46,320,761	46,320,761
SUBTOTAL - SECURITIES	49,370,391	63,494,185	9,100,234	3,048,179	-	55,525,871	180,538,860
Trading securities	20,949,709	54,400,300	5,981,315	2,610,851	-	51,466,240	135,408,415
Available-for-sale securities	28,290,309	8,825,502	3,086,856	437,328	-	1,320,494	41,960,489
Held-to-maturity securities	130,373	268,383	32,063	-	-	2,739,137	3,169,956
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	8,313,742	-	8,313,742
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	49,370,391	63,494,185	9,100,234	3,048,179	8,313,742	55,525,871	188,852,602
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 12/31/2009	36,390,840	9,480,095	10,589,641	10,793,547	5,939,483	46,994,958	120,188,564
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing Houses for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

4.18

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2010										12/31/2009
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	71,157,471	85,116	71,242,587	52.6	22,445,601	815,904	7,487,739	8,307,512	6,872,334	25,313,497	25,826,419
Financial Treasury Bills	19,317,861	(1,745)	19,316,116	14.3	164,114	751,885	278,864	920,693	3,008,895	14,191,665	9,585,729
National Treasury Bills	31,661,888	(2,258)	31,659,630	23.4	21,790,683	-	1,670,494	6,046,593	289,913	1,861,947	7,066,313
National Treasury Notes	19,385,541	75,339	19,460,880	14.4	422,649	28,510	5,394,074	1,161,746	3,528,529	8,925,372	8,463,496
National Treasury/Securitization	60,271	348	60,619	0.0	-	15,283	5,232	6,273	21,957	11,874	486,621
Brazilian External Debt Bonds	653,408	13,509	666,917	0.5	4,461	19,941	139,038	172,034	23,040	308,403	221,704
Investments in Non-exclusive Funds	62,949	-	62,949	0.0	62,949	-	-	-	-	-	2,556
Other	15,553	(77)	15,476	0.0	745	285	37	173	-	14,236	-
GOVERNMENT SECURITIES - ABROAD	9,322,790	29,960	9,352,750	6.9	53,262	8,460,729	234,359	20,026	128,276	456,098	1,057,881
Argentina	295,297	(2,719)	292,578	0.3	12,387	77,154	48,557	10,749	128,276	15,455	178,617
Central Bank	90,483	(4,937)	85,546	0.1	4,176	18,096	-	-	48,091	15,183	32,239
National Treasury	204,814	2,218	207,032	0.2	8,211	59,058	48,557	10,749	80,185	272	146,378
Russia	44,795	-	44,795	0.0	-	1	-	-	-	44,794	-
Chile	247,972	382	248,354	0.2	29,225	41,219	177,145	-	-	765	77,620
Uruguay	23,801	206	24,007	0.0	336	8,399	8,494	6,617	-	161	30,028
United States	8,682,087	32,203	8,714,290	6.4	1,666	8,333,954	-	2,659	-	376,011	747,906
Mexico	28,838	(112)	28,726	0.0	9,648	2	163	1	-	18,912	9,709
Other	-	-	-	-	-	-	-	-	-	-	14,001
CORPORATE SECURITIES	8,355,048	137,269	8,492,317	6.3	3,073,868	35,204	105,273	991,501	1,326,640	2,959,831	6,726,448
Eurobonds and other	1,459,351	(6,648)	1,452,703	1.1	76	9,943	7,769	73,621	33,632	1,327,662	628,360
Bank Deposit Certificates	2,505,090	(1)	2,505,089	1.9	481,243	1,523	-	799,096	1,027,851	195,376	2,257,977
Shares	1,368,677	86,721	1,455,398	1.1	1,455,398	-	-	-	-	-	1,188,034
Debentures	1,354,914	1,026	1,355,940	1.0	8,978	23,468	97,105	111,782	227,575	887,032	1,590,899
Promissory Notes	-	-	-	-	-	-	-	-	-	-	91,413
Quotas of Funds	1,081,035	47,002	1,128,037	0.8	1,128,037	-	-	-	-	-	936,381
Fixed Income	714,150	7,608	721,758	0.5	721,758	-	-	-	-	-	491,770
Credit Rights	189,666	-	189,666	0.1	189,666	-	-	-	-	-	336,908
Variable Income	177,219	39,394	216,613	0.2	216,613	-	-	-	-	-	107,703
Securitized Real Estate Loans	585,053	9,167	594,220	0.4	136	270	399	6,072	37,582	549,761	33,384
Other	928	2	930	0.0	-	-	-	930	-	-	-
PGBL/VGBL FUND QUOTAS	46,320,761	-	46,320,761	34.2	46,320,761	-	-	-	-	-	38,626,466
Total	135,156,070	252,345	135,408,415	100.0	71,893,492	9,311,837	7,827,371	9,319,039	8,327,250	28,729,426	72,237,214
% per maturity term					53.1%	6.9%	5.8%	6.9%	6.1%	21.2%
Total – 12/31/2009	71,912,220	324,994	72,237,214	100.0	46,510,438	632,790	1,449,206	4,891,738	5,485,627	13,267,415
% per maturity term					64.3%	0.9%	2.0%	6.8%	7.6%	18.4%

At December 31,  2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 5,825  (R$ 5,307 at 12/31/2009) with maturity over 365 days.

4.19

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2010										12/31/2009
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	14,539,755	264,788	14,804,543	35.2	85,158	2,255,089	522,003	1,225,157	840,381	9,876,755	15,884,107
Financial Treasury Bills	6,039,381	511	6,039,892	14.4	-	2,100,702	-	1,199,225	308,358	2,431,607	7,826,013
National Treasury Bills	51,356	(6)	51,350	0.1	51,350	-	-	-	-	-	2,198,453
National Treasury Notes	3,567,329	139,559	3,706,888	8.8	31,366	154,088	521,449	1,016	26,718	2,972,251	3,624,056
National Treasury/Securitization	273,541	(9,805)	263,736	0.6	-	-	-	-	-	263,736	254,463
Brazilian External Debt Bonds	4,583,288	134,406	4,717,694	11.2	2,442	298	554	820	505,055	4,208,525	1,979,351
Other	24,860	123	24,983	0.1	-	1	-	24,096	250	636	1,771
GOVERNMENT SECURITIES - ABROAD	4,736,307	(177,569)	4,558,738	10.9	364,353	683,043	1,188,561	1,471,522	792,185	59,074	7,244,548
Argentina - National Treasury	341	-	341	0.0	-	-	-	-	-	341	496
Denmark	2,106,873	(93,154)	2,013,719	4.8	-	-	416,153	1,261,051	336,515	-	1,970,517
Spain	776,817	(42,501)	734,316	1.8	-	-	332,265	-	402,051	-	1,093,027
Korea	262,465	(26,302)	236,163	0.6	-	236,163	-	-	-	-	1,755,747
Chile	454,300	(837)	453,463	1.1	206,530	90,020	87,199	4,247	37,208	28,259	1,274,460
Paraguay	272,165	(15,492)	256,673	0.6	46,923	12,701	32,201	119,066	16,410	29,372	416,669
Uruguay	183,959	398	184,357	0.4	17,901	35,644	58,755	70,954	1	1,102	475,362
United States	679,387	319	679,706	1.6	92,999	308,515	261,988	16,204	-	-	17,871
Other	-	-	-	-	-	-	-	-	-	-	240,399
CORPORATE SECURITIES	22,229,571	367,637	22,597,208	53.9	3,694,796	1,564,419	1,883,739	1,962,320	1,363,167	12,128,767	16,453,363
Eurobonds and other	3,744,726	98,271	3,842,997	9.2	357,128	318,568	300,418	547,139	115,417	2,204,327	1,823,709
Bank Deposit Certificates	638,952	1,000	639,952	1.5	78,685	32,816	79,585	108,426	236,945	103,495	263,518
Shares	2,404,909	40,281	2,445,190	5.8	2,445,190	-	-	-	-	-	2,603,567
Debentures	6,597,259	36,676	6,633,935	15.8	1,064	937,555	509,166	547,428	266,797	4,371,925	4,534,731
Promissory Notes	1,264,539	293	1,264,832	3.0	-	156,765	806,059	302,008	-	-	1,626,193
Quotas of Funds	757,203	13,850	771,053	1.9	767,158	-	-	-	-	3,895	1,271,848
Fixed Income	30,605	(49)	30,556	0.1	26,661	-	-	-	-	3,895	304,081
Credit Rights	692,624	-	692,624	1.7	692,624	-	-	-	-	-	743,431
Variable Income	33,974	13,899	47,873	0.1	47,873	-	-	-	-	-	224,336
Securitized Real Estate Loans	6,810,695	177,266	6,987,961	16.7	45,571	114,607	188,511	457,319	736,835	5,445,118	4,310,406
Other	11,288	-	11,288	0.0	-	4,108	-	-	7,173	7	19,391
TOTAL	41,505,633	454,856	41,960,489	100.0	4,144,307	4,502,551	3,594,303	4,658,999	2,995,733	22,064,596	39,582,018
Adjustment of securities reclassified in prior years to the held-to-maturity category		12,681			9.9%	10.7%	8.6%	11.1%	7.1%	52.6%
Accounting adjustment - hedge - Circular 3082		(51,044)
Deferred taxes		(171,926)
Minority interest in subsidiaries		(3,511)
Adjustment of securities of unconsolidated affiliates		(223,928)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2010		17,128
TOTAL – 12/31/2009	39,166,158	415,860	39,582,018	100.0	6,747,442	2,316,889	4,503,197	5,582,491	7,594,721	12,837,278
Adjustment of securities reclassified in prior years to the held-to-maturity category		15,777			16.9%	5.9%	11.5%	14.1%	19.2%	32.4%
Accounting adjustment - hedge - Circular 3082		(145,183)
Deferred taxes		(107,069)
Minority interest in subsidiaries		(1,146)
Adjustment of securities of unconsolidated affiliates		(58,208)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2009		120,031

At December 31, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 34,051 (R$ 25,118 at 12/31/2009), of which the National Treasury Notes amount  to R$ R$ 27,664 (R$ 25,118 at 12/31/2009) with maturity between 31 and 90 days, and R$ 6,387  in Financial Treasury Bills, with maturity over 365 days.

4.20

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term.  In the carrying value, not appropriated to results, the amount of  R$ 12,681 (R$ 15,777 at December 31, 2009) is included at December 31, 2010, relating to the adjustment to market value of securities reclassified at December 31, 2003. Securities classified into this category, if stated at market value, would require a positive adjustment of R$ 604,417 at December 31, 2010 (R$ 362,421 at December 31, 2009).

	12/31/2010								12/31/2009
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - BRAZIL	2,988,917	94.3	-	143,490	-	51,896	77,351	2,716,180	2,178,532
National Treasury Notes (*)	2,762,802	87.2	-	143,490	-	-	-	2,619,312	1,940,911
Brazilian External Debt Bonds	226,107	7.1	-	-	-	51,896	77,351	96,860	237,621
Other	8	0.0	-	-	-	-	-	8	-
GOVERNMENT SECURITIES - DOMESTIC - Uruguay	16,193	0.5	242	210	-	-	-	15,741	16,935
CORPORATE SECURITIES	164,846	5.2	4,085	-	-	84,286	30,499	45,976	234,382
Eurobonds and other	130,149	4.1	4,085	-	-	84,286	-	41,778	183,400
Debentures (*)	30,499	1.0	-	-	-	-	30,499	-	45,430
Securitized real estate loans (*)	4,198	0.1	-	-	-	-	-	4,198	5,477
Other	-	-	-	-	-	-	-	-	75
Total	3,169,956	100.0	4,327	143,700	-	136,182	107,850	2,777,897	2,429,849
% per maturity term			0.2%	4.5%	-	4.3%	3.4%	87.6%
Total 12/31/2009	2,429,849	100.0	4,703	10,592	729	25,247	286,732	2,101,846
% per maturity term			0.3%	0.4%	0.0%	1.0%	11.8%	86.5%
(*)  Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,016,807 (R$ 1,265,094 at 12/31/2009).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 12/31/2010	01/01 to 12/31/2009
Gain (loss) - Trading securities	97,391	1,145,199
Gain (loss) – Available-for-sale securities	558,971	388,388
Total realized gain	656,362	1,533,587
Adjustment to market value of trading securities	(72,649)	(126,334)
Total	583,713	1,407,253

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

4.21

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2010, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 10,364,170 (R$ 12,251,867 at 12/31/2009) and was basically composed of government securities.

4.22

l -	Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2010	12/31/2009
Futures contracts	292,049,317	216,785,646	5,272	(61,469)	(56,197)	(24,581)
Purchase commitments	127,498,864	94,209,552	(649)	173,348	172,699	30,020
Foreign currency	8,128,154	3,159,877	(649)	534	(115)	22,370
Interbank market	98,353,005	78,537,478	-	45,180	45,180	19,106
Indices	19,288,222	10,314,025	-	94,688	94,688	53
Securities	1,644,975	2,131,590	-	-	-	-
Other	84,508	66,582	-	32,946	32,946	(11,509)
Commitments to sell	164,550,453	122,576,094	5,921	(234,817)	(228,896)	(54,601)
Foreign currency	13,056,594	18,938,634	5,921	(20,018)	(14,097)	(25,982)
Interbank market	113,173,138	82,302,360	-	(45,379)	(45,379)	(17,060)
Indices	32,032,996	11,843,060	-	(126,868)	(126,868)	(6,889)
Securities	4,230,057	3,144,224	-	(177)	(177)	-
Other	2,057,668	6,347,816	-	(42,375)	(42,375)	(4,670)
Swap contracts			350,505	577,326	927,831	465,685
Asset position	68,844,153	69,088,310	2,166,497	777,697	2,944,194	2,579,384
Foreign currency	7,335,178	6,862,386	(285,673)	237,765	(47,908)	102,280
Interbank market	34,370,129	31,371,085	1,299,459	161,255	1,460,714	1,418,474
Fixed rate	9,277,398	11,014,003	325,800	140,149	465,949	365,499
Floating rate	864,567	6,775,302	1,616	17,719	19,335	4,879
Indices	16,745,215	12,964,373	819,429	218,136	1,037,565	679,827
Securities	31,910	11,424	3,009	113	3,122	3,423
Other	219,756	89,737	2,857	2,560	5,417	5,002
Liability position	68,493,648	68,686,733	(1,815,992)	(200,371)	(2,016,363)	(2,113,699)
Foreign currency	14,608,979	11,321,897	(310,536)	(17,255)	(327,791)	(293,971)
Interbank market	19,443,008	19,600,932	(357,740)	134,260	(223,480)	(721,295)
Fixed rate	7,834,574	15,694,540	(255,778)	(132,512)	(388,290)	(395,008)
Floating rate	3,272,086	6,473,284	(2,045)	(1,411)	(3,456)	(8,612)
Indices	23,121,546	15,433,009	(864,699)	(180,970)	(1,045,669)	(681,018)
Securities	28,783	-	(1,300)	233	(1,067)	-
Other	184,672	163,071	(23,894)	(2,716)	(26,610)	(13,795)
Option contracts	2,331,971,056	1,728,321,064	(74,700)	320,842	246,142	222,182
Purchase commitments – long position	695,906,184	489,887,901	1,181,736	(106,838)	1,074,898	951,291
Foreign currency	24,903,212	67,850,131	414,693	(102,944)	311,749	178,330
Interbank market	530,427,631	330,853,884	467,433	1,537	468,970	389,756
Floating rate	314,295	32,630	1,740	(103)	1,637	109
Indices	138,085,213	90,111,099	182,107	(53,100)	129,007	314,035
Securities	1,533,796	801,368	86,002	27,377	113,379	46,106
Other	642,037	238,789	29,761	20,395	50,156	22,955
Commitments to sell – long position	527,345,713	442,925,583	1,121,291	123,188	1,244,479	1,259,624
Foreign currency	12,295,017	12,720,715	338,632	141,822	480,454	349,241
Interbank market	404,532,475	388,003,567	127,749	(28,318)	99,431	174,360
Floating rate	282,438	-	497	420	917	-
Indices	107,033,922	41,058,922	109,093	(48,466)	60,627	327,020
Securities	2,646,857	1,010,199	535,957	64,790	600,747	393,607
Other	555,004	132,180	9,363	(7,060)	2,303	15,396
Purchase commitments – short position	527,730,100	379,223,997	(1,587,802)	342,478	(1,245,324)	(1,013,340)
Foreign currency	26,546,754	48,514,497	(803,684)	341,824	(461,860)	(204,489)
Interbank market	376,481,678	246,600,279	(255,942)	(7,391)	(263,333)	(376,850)
Indices	123,220,607	83,354,644	(448,929)	49,929	(399,000)	(411,677)
Securities	864,194	616,204	(48,557)	(26,685)	(75,242)	(12,966)
Other	616,867	138,373	(30,690)	(15,199)	(45,889)	(7,358)
Commitments to sell – short position	580,989,059	416,283,583	(789,925)	(37,986)	(827,911)	(975,393)
Foreign currency	16,714,590	16,264,304	(450,659)	(94,918)	(545,577)	(459,700)
Interbank market	444,963,343	317,680,840	(196,099)	3,354	(192,745)	(165,388)
Indices	118,333,496	82,088,915	(71,169)	22,421	(48,748)	(333,344)
Securities	825,393	146,845	(58,125)	20,055	(38,070)	(2,802)
Other	152,237	102,679	(13,873)	11,102	(2,771)	(14,159)
Forwards contracts	1,445,147	68,398	1,396,508	(27,082)	1,369,426	923
Purchases receivable	21,340	49,221	21,375	28,764	50,139	48,567
Floating rate	21,340	48,131	21,375	28,764	50,139	48,098
Other	-	1,090	-	-	-	469
Purchases payable – Floating rate	-	-	(20,827)	(28,764)	(49,591)	(48,098)
Sales receivable	1,423,807	19,177	1,396,507	1,171	1,397,678	19,172
Floating rate	-	18,718	-	-	-	18,718
Other	1,423,807	459	1,396,507	1,171	1,397,678	454
Sales deliverable – Floating rate	-	-	(547)	(28,253)	(28,800)	(18,718)

4.23

	Memorandum account Notional amount		Balance sheet account receivable (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2010	12/31/2009
Credit derivatives	6,701,450	4,532,206	124,646	9,238	133,884	(91,288)
Asset position	2,902,115	1,786,428	257,884	3,437	261,321	15,085
Foreign currency	53,727	137,164	27	1,150	1,177	1,347
Fixed rate	2,621,843	1,615,263	257,834	(2,049)	255,785	12,184
Securities	226,545	10,156	23	4,336	4,359	572
Other	-	23,845	-	-	-	982
Liability position	3,799,335	2,745,778	(133,238)	5,801	(127,437)	(106,373)
Foreign currency	22,110	-	(84)	(728)	(812)	(1,539)
Fixed rate	3,126,150	2,695,778	(132,915)	11,479	(121,436)	(103,275)
Securities	651,075	-	(239)	(4,950)	(5,189)	(543)
Other	-	50,000	-	-	-	(1,016)
Forwards operations	36,958,479	13,722,347	(521,888)	24,258	(497,630)	(94,509)
Asset position	13,832,488	6,607,852	596,920	15,420	612,340	312,987
Foreign currency	13,121,050	5,583,987	547,715	8,446	556,161	279,056
Interbank market	168	-	1	-	1	-
Fixed rate	3,400	212,974	975	-	975	19,580
Floating rate	509,024	531,937	7,804	-	7,804	3,936
Other	198,846	278,954	40,425	6,974	47,399	10,415
Liability position	23,125,991	7,114,495	(1,118,808)	8,838	(1,109,970)	(407,496)
Foreign currency	22,758,545	6,658,999	(1,096,982)	10,174	(1,086,808)	(393,142)
Interbank market	26,711	1,598	(938)	-	(938)	(142)
Floating rate	273,257	348,240	(3,208)	-	(3,208)	(2,766)
Other	67,478	105,658	(17,680)	(1,336)	(19,016)	(11,446)
Swap with target flow	12,050	1,935,809	(8)	8	-	(41,078)
Asset position	6,021	976,112	-	-	-	48,514
Foreign currency	-	505,870	-	-	-	946
Interbank market	6,021	398,547	-	-	-	47,568
Fixed rate	-	71,695	-	-	-	-
Liability position	6,029	959,697	(8)	8	-	(89,592)
Foreign currency	-	641,399	-	-	-	(57,784)
Interbank market	6,029	291,862	(8)	8	-	(31,461)
Fixed rate	-	26,436	-	-	-	(347)
Target flow of swap – foreign currency	25,384	3,159,676	-	-	-	45,798
Asset position	-	2,450,975	-	-	-	185,704
Foreign currency	-	2,447,446	-	-	-	185,704
Indices	-	3,529	-	-	-	-
Liability position – Foreign currency	25,384	708,701	-	-	-	(139,906)
Other derivative financial instruments	4,314,876	11,936,233	576,523	(91,072)	485,451	(19,695)
Asset position	3,394,599	7,549,134	782,464	(53,771)	728,693	519,155
Foreign currency	258,970	3,234,101	186,308	5,131	191,439	424,188
Interbank market	-	2,269,818	-	-	-	418
Fixed rate	697,805	-	374,986	2,020	377,006	-
Floating rate	-	-	-	(2,919)	(2,919)	-
Other	2,437,824	2,045,215	221,170	(58,003)	163,167	94,549
Liability position	920,277	4,387,099	(205,941)	(37,301)	(243,242)	(538,850)
Foreign currency	360,296	4,286,612	(159,230)	(24,194)	(183,424)	(498,947)
Fixed rate	33	29,651	(36)	-	(36)	(31,372)
Other	559,948	70,836	(46,675)	(13,107)	(59,782)	(8,531)
		ASSETS	7,524,674	789,068	8,313,742	5,939,483
		LIABILITIES	(5,667,816)	(37,019)	(5,704,835)	(5,476,046)
		TOTAL	1,856,858	752,049	2,608,907	463,437
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over de 365	12/31/2010	12/31/2009
Futures	108,358,899	64,873,656	49,747,321	69,069,441	292,049,317	216,785,646
Swaps	5,320,241	16,173,424	8,236,608	36,947,383	66,677,656	66,960,321
Options	1,293,177,867	439,939,989	506,039,489	92,813,711	2,331,971,056	1,728,321,064
Forwards	273,637	1,143,099	28,411	-	1,445,147	68,398
Credit derivatives	-	1,011,026	592,108	5,098,316	6,701,450	4,532,206
Forwards	13,657,731	13,232,585	6,050,875	4,017,288	36,958,479	13,722,347
Swaps with target flow	-	-	6,021	-	6,021	896,493
Target flow of swap	6,346	15,865	3,173	-	25,384	3,159,676
Other	105,482	927,272	405,041	2,877,081	4,314,876	11,936,233

At December 31, 2010, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target forward with 1 client; these products not being totally exposed to an exchange rate of R$ 1.66 per dollar, for settlement at maturity. These clients have AA, A or B risk rating.

4.24

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2010										12/31/2009
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 – 365	366 - 720	Over 720 days	Market value
ASSETS
Option premiums	2,303,027	16,350	2,319,377	27.9	778,924	230,147	222,475	405,971	105,752	576,108	2,210,915
BM&F Bovespa	1,425,647	(120,977)	1,304,670	15.7	745,611	71,656	123,296	287,249	76,858	-	1,573,543
Financial institutions	304,613	59,405	364,018	4.4	23,201	116,237	90,056	106,270	21,963	6,291	208,408
Companies	572,657	77,845	650,502	7.8	9,992	42,187	9,123	12,452	6,931	569,817	428,964
Individuals	110	77	187	0.0	120	67	-	-	-	-	-
Forwards	1,417,882	29,935	1,447,817	17.4	301,090	1,058,898	61,617	26,212	-	-	67,739
BM&F Bovespa	1,396,508	1,170	1,397,678	16.8	250,951	1,058,898	61,617	26,212	-	-	454
Financial institutions	21,374	28,765	50,139	0.6	50,139	-	-	-	-	-	37,859
Companies	-	-	-	-	-	-	-	-	-	-	29,380
Individuals	-	-	-	-	-	-	-	-	-	-	46
Swaps – Adjustment receivable	2,166,497	777,697	2,944,194	35.5	285,394	249,562	193,070	654,655	627,122	934,391	2,579,384
BM&F Bovespa	215,148	55,684	270,832	3.3	5,007	7,860	14,356	54,678	63,258	125,673	257,403
Financial institutions	328,621	120,495	449,116	5.4	166,607	44,381	4,624	73,373	26,856	133,275	737,628
Companies	1,607,036	595,607	2,202,643	26.5	112,039	193,333	162,702	524,092	535,883	674,594	1,553,926
Individuals	15,692	5,911	21,603	0.3	1,741	3,988	11,388	2,512	1,125	849	30,427
Credit derivatives	257,884	3,437	261,321	3.1	-	21,933	915	1,456	1,666	235,351	15,085
Financial institutions	66,665	10,266	76,931	0.9	-	21,933	915	719	1,355	52,009	15,085
Companies	191,219	(6,829)	184,390	2.2	-	-	-	737	311	183,342	-
Forwards	596,920	15,420	612,340	7.3	272,710	128,120	96,230	96,632	12,968	5,680	312,987
Financial institutions	150,361	762	151,123	1.8	63,881	38,689	21,293	19,456	4,156	3,648	226,327
Companies	444,934	14,631	459,565	5.5	208,725	88,115	74,744	77,137	8,812	2,032	86,608
Individuals	1,625	27	1,652	0.0	104	1,316	193	39	-	-	52
Swaps with target flow	-	-	-	-	-	-	-	-	-	-	234,218
Swaps – Companies	-	-	-	-	-	-	-	-	-	-	48,512
Target flow of swap – Companies	-	-	-	-	-	-	-	-	-	-	185,706
Other	782,464	(53,771)	728,693	8.8	48,118	325,996	64	129,639	11,536	213,340	519,155
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	419
Financial institutions	780,943	(58,902)	722,041	8.7	48,118	325,996	64	129,639	4,884	213,340	314,564
Companies	1,521	5,131	6,652	0.1	-	-	-	-	6,652	-	204,170
Individuals	-	-	-	-	-	-	-	-	-	-	2
Total	7,524,674	789,068	8,313,742	100.0	1,686,236	2,014,656	574,371	1,314,565	759,044	1,964,870	5,939,483
% per maturity term					20.3%	24.2%	6.9%	15.8%	9.1%	23.6%
Total – 12/31/2009	5,705,364	234,119	5,939,483	100.0	1,387,384	597,196	1,027,297	834,800	1,121,856	970,950
% per maturity term					23.4%	10.1%	17.3%	14.1%	18.9%	16.3%

4.25

	12/31/2010										12/31/2009
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	5,272	(61,469)	(56,197)	0.9	(22,493)	(53,088)	(11,541)	11,826	15,564	3,535	(24,581)
BM&F Bovespa	-	(58,735)	(58,735)	0.9	(25,037)	(50,394)	(13,544)	10,967	15,909	3,364	(29,504)
Financial institutions	-	(737)	(737)	0.0	-	(389)	6	-	(354)	-	375
Companies	5,272	(1,997)	3,275	0.0	2,544	(2,305)	1,997	859	9	171	4,548
Option premiums	(2,377,727)	304,492	(2,073,235)	36.3	(799,279)	(413,523)	(231,113)	(412,717)	(207,635)	(8,968)	(1,988,733)
BM&F Bovespa	(1,912,390)	235,044	(1,677,346)	29.4	(755,838)	(298,082)	(108,424)	(348,960)	(163,305)	(2,737)	(1,624,738)
Financial institutions	(390,201)	91,299	(298,902)	5.2	(17,000)	(92,742)	(114,150)	(45,024)	(27,465)	(2,521)	(334,415)
Companies	(73,700)	(22,556)	(96,256)	1.7	(26,441)	(22,699)	(7,808)	(18,733)	(16,865)	(3,710)	(29,580)
Individuals	(1,436)	705	(731)	0.0	-	-	(731)	-	-	-	-
Forwards	(21,374)	(57,017)	(78,391)	1.4	(49,591)	-	-	-	-	(28,800)	(66,816)
Financial institutions	(20,827)	(28,764)	(49,591)	0.9	(49,591)	-	-	-	-	-	(37,436)
Companies	(547)	(28,253)	(28,800)	0.5	-	-	-	-	-	(28,800)	(29,380)
Swaps – difference payable	(1,815,992)	(200,371)	(2,016,363)	35.3	(92,511)	(96,678)	(139,813)	(597,915)	(442,554)	(646,892)	(2,113,699)
BM&F Bovespa	(321,421)	(67,450)	(388,871)	6.8	(5,810)	(9,245)	(40,461)	(59,680)	(112,369)	(161,306)	(309,732)
Financial institutions	(190,052)	(207,038)	(397,090)	7.0	(14,208)	(28,793)	(3,063)	(149,278)	(26,273)	(175,475)	(784,399)
Companies	(1,248,813)	78,194	(1,170,619)	20.5	(70,391)	(50,227)	(73,327)	(363,991)	(302,979)	(309,704)	(992,567)
Individuals	(55,706)	(4,077)	(59,783)	1.0	(2,102)	(8,413)	(22,962)	(24,966)	(933)	(407)	(27,001)
Credit derivatives	(133,238)	5,801	(127,437)	2.2	(6,677)	(5,904)	(2,337)	(2,703)	(7,508)	(102,308)	(106,373)
Financial institutions	(132,836)	8,038	(124,798)	2.2	(6,677)	(5,903)	(2,105)	(1,984)	(7,508)	(100,621)	(106,350)
Companies	(402)	(2,237)	(2,639)	0.0	-	(1)	(232)	(719)	-	(1,687)	(23)
Forwards	(1,118,808)	8,838	(1,109,970)	19.4	(175,271)	(266,944)	(204,303)	(317,015)	(87,394)	(59,043)	(407,496)
Financial institutions	(623,938)	(4,160)	(628,098)	11.0	(87,500)	(200,746)	(105,688)	(138,330)	(46,217)	(49,617)	(176,158)
Companies	(493,811)	12,998	(480,813)	8.4	(87,761)	(65,894)	(98,564)	(178,685)	(41,064)	(8,845)	(231,167)
Individuals	(1,059)	-	(1,059)	0.0	(10)	(304)	(51)	-	(113)	(581)	(171)
Swaps with target flow	(8)	8	-	0.0	-	-	-	-	-	-	(229,498)
Swaps – Companies	(8)	8	-	0.0	-	-	-	-	-	-	(89,592)
Target flow of swap – foreign currency	-	-	-	-	-	-	-	-	-	-	(139,906)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(17,250)
Companies	-	-	-	-	-	-	-	-	-	-	(122,656)
Other	(205,941)	(37,301)	(243,242)	4.5	(483)	(1,681)	2,786	(90,089)	(14,838)	(138,937)	(538,850)
BM&F Bovespa	-	(7)	(7)	0.0	-	(7)	-	-	-	-	-
Financial institutions	(153,511)	(20,662)	(174,173)	3.1	-	-	-	(88,397)	-	(85,776)	(241,124)
Companies	(52,394)	(16,632)	(69,026)	1.4	(483)	(1,638)	2,786	(1,692)	(14,838)	(53,161)	(275,842)
Individuals	(36)	-	(36)	0.0	-	(36)	-	-	-	-	(21,884)
Total	(5,667,816)	(37,019)	(5,704,835)	100.0	(1,146,305)	(837,818)	(586,321)	(1,408,613)	(744,365)	(981,413)	(5,476,046)
% per maturity term					20.1%	14.7%	10.3%	24.7%	13.0%	17.2%
Total – 12/31/2009	(5,262,694)	(213,352)	(5,476,046)	100.0	(1,076,285)	(447,247)	(963,476)	(848,324)	(1,241,098)	(899,616)
% per maturity term					19.7%	8.2%	17.6%	15.5%	22.7%	16.4%

In ITAÚ UNIBANCO HOLDING, recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ 2,717 in liability position (R$ (1,296) at 12/31/2009), distributed as follows: R$ (2,717) from 31 to 180 days (R$ (27) at 12/31/2009), (R$ (35) at 12/31/2009) from 181 to 365 days and (R$ (1,234) at 12/31/2009) over 365 days.

4.26

III-	Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
	12/31/2010
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	267,796,263	15,399,096	2,300,393,758	1,423,807	-	-	-	-	8,750
Over-the-counter market	24,253,054	51,278,560	31,577,298	21,340	6,701,450	36,958,479	6,021	25,384	4,306,126
Financial institutions	15,311,139	11,655,941	26,738,316	21,340	5,694,122	20,619,628	-	-	3,284,499
Companies	8,941,915	38,443,182	4,766,941	-	1,007,328	16,295,521	6,021	25,384	1,021,594
Individuals	-	1,179,437	72,041	-	-	43,330	-	-	33
Total	292,049,317	66,677,656	2,331,971,056	1,445,147	6,701,450	36,958,479	6,021	25,384	4,314,876
Total 12/31/2009	216,785,646	66,960,321	1,728,321,064	68,398	4,532,206	13,722,347	896,493	3,159,676	11,936,233

4.27

IV - Credit derivatives

 See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit Risk Amount
	12/31/2010	12/31/2009
Transferred	(3,289,161)	(1,617,006)
Credit swaps whose underlying assets are:
Securities	(2,872,680)	(1,615,264)
Total return swaps whose underlying assets are:
Securities	(416,481)	(1,742)
Received	3,412,289	2,915,200
Credit swaps whose underlying assets are:
Securities	3,404,240	2,915,200
Total return swaps whose underlying assets are:
Securities	8,049	-
Total	123,128	1,298,194

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 255,726 at December 31, 2010 (R$ 152,490 at December 31, 2009).

4.28

V -	Accounting hedge

a)
The purpose of the hedge relationship of ITAÚ UNIBANCO is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at December 31, 2010 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2011 and 2017 in the amount of R$ 20,357,388 (R$ 19,316,416 at 12/31/2009). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at December 31, 2010 ITAÚ UNIBANCO HOLDING negotiated SWAP contracts with maturity in 2015 in the amount of R$ 654,937 (R$ 684,417 at 12/31/2009). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (28,253) (R$ (77,644) at 12/31/2009), of which R$ (17,081) (R$ (80,971) at 12/31/2009) refers to CDB and R$ (11,171) (R$ 3,327 at 12/31/2009) refers to Redeemable Preferred shares. The hedged items total R$ 20,419,986 (R$ 19,579,000 at 12/31/2009), of which R$ 19,765,049 (R$ 18,894,583 at 12/31/2009) are CDB with maturities between 2011 and 2017 and R$ 654,937 (R$ 684,417 at 12/31/2009) are SWAPS of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (83,757) (R$ (181,997) at 12/31/2009).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 103,439 (R$ 402,047 at 12/31/2009) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

4.29

VI - Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 12/31/2010	01/01 to 12/31/2009
Swap	169,239	1,948,767
Forwards	28,689	(135,003)
Futures	1,247,597	6,793,912
Options	695,155	518,374
Credit derivatives	82,605	115,783
Other	(301,594)	(479,725)
Foreign exchange variation on investments abroad	(1,065,833)	(4,901,671)
Total	855,858	3,860,437

4.30

i)	Changes in adjustment to market value for the period

	01/01 to 12/31/2010	01/01 to 12/31/2009
Opening balance	608,422	(2,816,936)
Adjustments with impact on:
Results	658,633	3,010,198
Trading securities	(72,649)	(126,334)
Derivative financial instruments	731,282	3,136,532
Stockholders’ equity	141,151	415,160
Available-for-sale	38,996	575,217
Accounting hedge - Derivative financial instruments	102,155	(160,057)
Futures	115,428	(165,098)
Swap	(13,273)	5,041

Closing balance	1,408,206	608,422
Adjustment to market value	1,408,206	608,422
Trading securities	252,345	324,994
Available-for-sale securities	454,856	415,860
Derivative financial instruments	701,005	(132,432)
Trading securities	752,049	27,677
Accounting hedge	(51,044)	(160,109)
Futures	(30,861)	(165,150)
Swap	(20,183)	5,041
For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	12/31/2010	12/31/2009
Adjustment of available-for-sale securities – stockholders’ equity	454,856	415,860
Adjustment to held-to-maturity securities (*)	617,098	378,198
Total unrealized gain	1,071,954	794,058
(*)	Includes the amount of R$ 12,681 (R$ 15,777 at 12/31/2009) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

4.31

j)    Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

				Amount in R$ (000)
Trading and Banking portfolio Exposures		12/31/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(814)	(20,263)	(40,346)
Foreign exchange coupons	Rates of foreign currency coupon	86	(2,191)	(4,458)
Foreign currency	Exchange variation	(1,101)	(27,525)	(55,050)
Price indices	Rates of price index coupon	(119)	(2,963)	(5,899)
Reference rate	Rate of TR coupon	346	(8,749)	(17,678)
Commodities	Variation in commodities prices	(4)	(108)	(216)
Variable income	Share price	4,025	(100,634)	(201,268)
	Total without correlation	2,419	(162,433)	(324,914)
	Total with correlation	1,603	(107,616)	(215,264)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

				Amount in R$ (000)
Trading and Banking portfolio Exposures		12/31/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(3,648)	(90,909)	(181,222)
Foreign exchange coupons	Rates of foreign currency coupon	(1,826)	(45,244)	(89,655)
Foreign currency	Exchange variation	2,105	(52,625)	(105,250)
Price indices	Rates of price index coupon	(578)	(14,373)	(28,578)
Reference Rate	Rates of TR coupon	(1,286)	(31,054)	(59,913)
Commodities	Variation in commodities prices	(3)	(85)	(170)
Variable income	Share price	4,388	(109,698)	(219,396)
	Total without correlation	(848)	(343,988)	(684,183)
	Total with correlation	(562)	(227,901)	(453,289)
(*) Amounts net of tax effects

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at approximately 25% in the portfolio at December 31, 2010, considering the largest resulting losses per risk factor; Scenario III: Shocks at approximately 50% in the portfolio at December 31, 2010, considering the largest resulting losses per risk factor;

All derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

4.32

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2010										12/31/2009
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	46,861,070	103,166,204	38,481,605	11,029,408	7,762,649	3,518,373	2,108,033	1,171,746	6,862,723	220,961,811	164,683,952
Loans and discounted trade receivables	23,618,883	45,665,939	24,608,495	8,830,784	7,009,906	3,027,507	1,868,782	1,012,428	6,296,730	121,939,454	100,604,954
Financing	17,710,752	44,007,239	12,037,181	1,952,854	490,829	320,902	184,568	108,175	479,285	77,291,785	47,951,309
Farming and agribusiness financing	2,009,455	2,241,764	892,029	54,791	99,466	108,577	3,663	780	14,423	5,424,948	5,143,339
Real estate financing	3,521,980	11,251,262	943,900	190,979	162,448	61,387	51,020	50,363	72,285	16,305,624	10,984,350

Lease operations	1,987,313	25,247,461	4,751,768	2,453,502	1,028,485	486,541	368,190	313,821	1,127,567	37,764,648	47,211,573

Credit card operations	-	13,115,750	12,384,063	3,341,661	2,463,488	609,417	415,776	312,983	2,689,763	35,332,901	30,101,088

Advance on exchange contracts (1)	513,064	1,518,441	719,837	59,799	17,293	5,846	6,960	2,650	16,870	2,860,760	3,539,643

Other sundry receivables (2)	13,224	29,464	25,826	34,875	19,254	8,391	1,772	1,440	47,520	181,766	414,708

Total operations with credit granting characteristics	49,374,671	143,077,320	56,363,099	16,919,245	11,291,169	4,628,568	2,900,731	1,802,640	10,744,443	297,101,886	245,950,964
Endorsements and sureties (3)										38,373,987	32,431,339
Total with endorsements and sureties	49,374,671	143,077,320	56,363,099	16,919,245	11,291,169	4,628,568	2,900,731	1,802,640	10,744,443	335,475,873	278,382,303
Total - 12/31/2009	35,932,659	118,312,626	46,978,341	15,809,760	8,584,203	4,193,983	2,681,810	1,676,227	11,781,355	245,950,964

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

4.33

II - By maturity and risk level

	12/31/2010										12/31/2009
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,606,891	2,171,115	1,588,907	1,259,651	834,106	603,282	2,707,254	11,771,206	11,535,898
01 to 30	-	-	115,922	99,541	91,627	58,085	57,976	34,464	183,679	641,294	638,584
31 to 60	-	-	105,165	99,152	92,872	61,254	49,020	37,044	178,919	623,426	683,634
61 to 90	-	-	95,521	91,580	77,756	54,035	43,472	33,143	152,067	547,574	547,898
91 to 180	-	-	277,673	260,582	214,016	154,370	119,156	89,453	411,296	1,526,546	1,531,903
181 to 365	-	-	492,826	470,664	363,953	270,135	197,746	145,286	644,103	2,584,713	2,617,953
Over 365	-	-	1,519,784	1,149,596	748,683	661,772	366,736	263,892	1,137,190	5,847,653	5,515,926

Overdue installments	-	-	365,288	637,736	1,138,212	906,600	842,189	808,217	5,824,969	10,523,211	12,272,152
01 to 14	-	-	22,386	53,822	42,963	34,590	25,194	19,174	80,502	278,631	250,797
15 to 30	-	-	302,222	159,592	310,617	81,451	51,459	29,294	154,070	1,088,705	1,144,799
31 to 60	-	-	40,680	386,348	339,818	172,817	108,004	70,405	275,124	1,393,196	1,319,081
61 to 90	-	-	-	26,564	408,316	147,051	115,196	78,274	273,062	1,048,463	1,121,919
91 to 180	-	-	-	11,410	36,498	439,587	494,336	546,623	1,199,000	2,727,454	3,527,385
181 to 365	-	-	-	-	-	31,104	48,000	64,447	3,593,810	3,737,361	4,679,888
Over 365	-	-	-	-	-	-	-	-	249,401	249,401	228,283
SUBTOTAL	-	-	2,972,179	2,808,851	2,727,119	2,166,251	1,676,295	1,411,499	8,532,223	22,294,417	23,808,050
SPECIFIC ALLOWANCE	-	-	(29,722)	(84,266)	(272,712)	(649,875)	(838,147)	(988,049)	(8,532,223)	(11,394,994)	(12,955,502)
SUBTOTAL - 12/31/2009	-	-	3,281,365	2,883,230	2,309,282	2,066,275	1,731,735	1,388,829	10,147,334	23,808,050
	OPERAÇÕES EM CURSO NORMAL
Falling due installments	49,071,773	142,518,161	53,004,466	13,726,271	8,364,136	2,409,441	1,200,974	382,448	2,152,580	272,830,250	220,717,036
01 to 30	5,078,544	15,979,179	12,212,117	4,010,046	2,464,493	447,958	227,013	168,856	598,273	41,186,479	37,546,592
31 to 60	3,595,595	10,923,248	6,182,678	1,586,205	884,362	142,149	87,957	24,339	253,798	23,680,331	21,842,259
61 to 90	2,712,476	8,090,252	4,649,470	982,605	469,255	108,542	88,461	11,591	121,033	17,233,685	13,930,865
91 to 180	5,718,161	15,688,056	7,006,796	1,985,305	951,980	213,140	89,049	38,768	236,492	31,927,747	26,942,782
181 to 365	7,219,752	22,938,018	7,947,174	1,878,094	1,150,990	335,248	133,416	41,686	284,650	41,929,028	35,126,995
Over 365	24,747,245	68,899,408	15,006,231	3,284,016	2,443,056	1,162,404	575,078	97,208	658,334	116,872,980	85,327,543

Overdue up to 14 days	302,898	559,159	386,454	384,123	199,914	52,876	23,462	8,693	59,640	1,977,219	1,425,878
SUBTOTAL	49,374,671	143,077,320	53,390,920	14,110,394	8,564,050	2,462,317	1,224,436	391,141	2,212,220	274,807,469	222,142,914
GENERIC ALLOWANCE	-	(715,387)	(533,909)	(423,312)	(856,405)	(738,695)	(612,218)	(273,799)	(2,212,220)	(6,365,945)	(4,992,371)
SUBTOTAL - 12/31/2009	35,932,659	118,312,626	43,696,976	12,926,530	6,274,921	2,127,708	950,075	287,398	1,634,021	222,142,914
GRAND TOTAL	49,374,671	143,077,320	56,363,099	16,919,245	11,291,169	4,628,568	2,900,731	1,802,640	10,744,443	297,101,886	245,950,964
EXISTING ALLOWANCE	-	(715,387)	(563,631)	(736,150)	(3,386,221)	(2,313,821)	(2,030,221)	(1,802,460)	(10,744,443)	(22,292,334)	(24,051,873)
Required allowance (3)	-	(715,387)	(563,631)	(507,578)	(1,129,117)	(1,388,570)	(1,450,365)	(1,261,848)	(10,744,443)	(17,760,939)	(17,947,873)
Additional allowance (4)	-	-	-	(228,572)	(2,257,104)	(925,251)	(579,856)	(540,612)	-	(4,531,395)	(6,104,000)
GRAND TOTAL 12/31/2009	35,932,659	118,312,626	46,978,341	15,809,760	8,584,203	4,193,983	2,681,810	1,676,227	11,781,355	245,950,964
EXISTING ALLOWANCE	-	(1,062,438)	(1,404,652)	(1,579,395)	(2,574,402)	(2,096,572)	(1,877,000)	(1,676,059)	(11,781,355)	(24,051,873)
Required allowance (3)	-	(591,563)	(469,783)	(474,293)	(858,420)	(1,258,195)	(1,340,905)	(1,173,359)	(11,781,355)	(17,947,873)
Additional allowance (4)	-	(470,875)	(934,869)	(1,105,102)	(1,715,982)	(838,377)	(536,095)	(502,700)	-	(6,104,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 15,059,165 (R$ 16,297,353 at 12/31/2009);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

4.34

III – By business sector

	12/31/2010%		12/31/2009%
PUBLIC SECTOR	1,165,860	0.4	1,652,429	0.7
Generation, transmission and distribution of electric energy	565,373	0.2	720,310	0.3
Chemical and petrochemical	272,565	0.1	288,281	0.1
Other	327,922	0.1	643,838	0.3
PRIVATE SECTOR	295,936,026	99.6	244,298,535	99.3
COMPANIES	161,918,219	54.5	131,449,169	53.4
INDUSTRY AND COMMERCE	85,113,228	28.6	68,090,121	27.7
Food and beverage	14,344,592	4.8	10,698,001	4.3
Autoparts and accessories	3,867,481	1.3	2,683,492	1.1
Agribusiness capital assets	847,518	0.3	689,241	0.3
Industrial capital assets	5,172,365	1.7	4,064,152	1.7
Pulp and paper	2,361,801	0.8	1,646,887	0.7
Distribution of fuels	1,893,279	0.6	1,604,725	0.7
Electrical and electronic	6,945,799	2.3	5,804,888	2.4
Pharmaceuticals	2,098,890	0.7	1,633,685	0.7
Fertilizers, insecticides and crop protection	1,313,974	0.4	1,407,353	0.6
Tobacco	373,160	0.1	522,551	0.2
Import and export	1,996,909	0.7	1,578,885	0.6
Hospital care materials and equipment	918,736	0.3	722,216	0.3
Construction material	4,398,567	1.5	3,520,579	1.4
Steel and metallurgy	6,876,259	2.3	5,644,676	2.3
Wood and furniture	2,710,836	0.9	2,259,428	0.9
Chemical and petrochemical	5,330,789	1.8	5,258,773	2.1
Supermarkets	1,088,887	0.4	993,454	0.4
Light and heavy vehicles	5,942,477	2.0	5,397,168	2.2
Clothing	7,682,679	2.6	5,539,980	2.3
Other - Commerce	4,940,944	1.7	3,717,111	1.5
Other - Industry	4,007,286	1.3	2,702,876	1.1
SERVICES	60,313,047	20.3	48,704,803	19.8
Heavy construction (constructors)	3,317,358	1.1	2,879,125	1.2
Financial	5,331,036	1.8	4,821,743	2.0
Generation, transmission and distribution of electric energy	5,216,304	1.8	5,833,396	2.4
Holding company	3,037,021	1.0	2,917,274	1.2
Real estate agents	9,568,362	3.2	7,101,408	2.9
Media	2,697,881	0.9	2,232,462	0.9
Service companies	4,487,883	1.5	3,185,730	1.3
Health care	1,953,773	0.7	1,336,940	0.5
Telecommunications	1,058,677	0.4	1,194,503	0.5
Transportation	11,931,044	4.0	9,819,115	4.0
Other services	11,713,708	3.9	7,383,107	3.0
PRIMARY SECTOR	13,948,391	4.7	13,375,428	5.4
Agribusiness	11,742,958	4.0	11,410,723	4.6
Mining	2,205,433	0.7	1,964,705	0.8
OTHER Companies	2,543,553	0.9	1,278,817	0.5
INDIVIDUALS	134,017,807	45.0	112,849,366	45.9
Credit cards	35,545,508	12.0	29,987,468	12.2
Consumer loans/overdraft	27,557,658	9.3	23,146,595	9.4
Real estate financing	10,790,484	3.6	7,438,995	3.0
Vehicles	60,124,157	20.2	52,276,308	21.3
GRAND TOTAL	297,101,886	100.0	245,950,964	100.0

4.35

b) Credit concentration

	12/31/2010		12/31/2009
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,313,377	0.7	1,787,108	0.6
10 largest debtors	18,099,197	5.4	14,005,518	5.0
20 largest debtors	29,008,782	8.7	23,256,006	8.4
50 largest debtors	48,566,953	14.5	39,570,001	14.2
100 largest debtors	64,956,470	19.4	54,138,465	19.5

	12/31/2010		12/31/2009
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,436,216	1.2	3,351,437	1.1
10 largest debtors	28,567,215	7.6	22,307,503	7.2
20 largest debtors	44,697,920	11.9	34,875,013	11.3
50 largest debtors	69,990,469	18.7	55,367,738	18.0
100 largest debtors	92,206,387	24.6	73,494,272	23.9
(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2010	01/01 to 12/31/2009
Opening balance	(24,051,873)	(19,972,155)
Balance arising from the ITAÚ UNIBANCO merger at 09/30/2008 and other	-	(170,804)
Net increase for the period	(14,363,636)	(16,398,955)
Required by Resolution No. 2,682/99	(15,936,241)	(18,085,955)
Additional (3)	1,572,605	1,687,000
Write-Off	16,123,175	12,490,041
Closing balance	(22,292,334)	(24,051,873)
Specific allowance (1)	(11,394,994)	(12,955,502)
Generic allowance (2)	(6,365,945)	(4,992,371)
Additional allowance (3)	(4,531,395)	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology, adopted in the institution’s credit risk management, which also considers the potential losses on revolving credit.

In 2010, the need for additional allowance for loan losses was reduced in view of the new Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

At December 31, 2010, the balance of the allowance in relation to the loan portfolio is equivalent to 7.5% (9.8% at 12/31/2009).

4.36

d)  Recovery and renegotiation of credits

  I -  Composition of the result of allowance for loan losses

	01/01 to 12/31/2010	01/01 to 12/31/2009

Expenses for allowance for loan losses	(14,363,636)	(16,398,955)
Income from recovery of credits written off as loss	4,275,909	2,233,648
Result of allowance for loan losses	(10,087,727)	(14,165,307)

  II - Renegotiated credits

	12/31/2010	12/31/2009

Renegotiated credits	9,088,635	7,669,438
Allowance for loan losses	(4,242,992)	(4,017,131)
(%)	46.7	52.4

4.37

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2010					01/01 to 12/31/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	424	785	13,829	134,129	149,167	(1,129)
Liabilities - restricted operations on assets
Foreign borrowings through securities	423	784	13,829	134,129	149,165	1,875
Net revenue from restricted operations						746

At December 31, 2010, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 34,988, composed exclusively of loan operations and receivables assigned with joint liability.

g)	Credit assignment

In the year, credits were assigned without joint liability, supported by the provisions of CMN Resolution No. 2,836, of May 30, 2001; those with Related Parties amounted to R$ 23,703, without impact on consolidated results, and those with Non-Related Parties amounted to R$ 1,084,211, with an effect on result of R$ 2,402.

4.38

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2010	12/31/2009
ASSETS – OTHER RECEIVABLES	21,592,818	27,239,246
Exchange purchase pending settlement – foreign currency	10,649,825	15,711,081
Bills of exchange and term documents – foreign currency	-	115
Exchange sale rights – local currency	11,204,440	11,761,324
(Advances received) – local currency	(261,447)	(233,274)
LIABILITIES – OTHER LIABILITIES (Note 2a)	22,034,954	27,682,317
Exchange sales pending settlement – foreign currency	10,924,697	12,259,138
Liabilities from purchase of foreign currency – local currency	11,106,115	15,419,428
Other	4,142	3,751
MEMORANDUM ACCOUNTS	588,785	480,862
Outstanding import credits – foreign currency	550,378	404,390
Confirmed export credits – foreign currency	38,407	76,472

4.39

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	12/31/2010						12/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	100,073,549	17,549,791	21,980,529	63,134,266	202,738,135	39.8	190,772,169	48.0
Deposits received under securities repurchase agreements	89,000,151	21,368,715	12,066,794	77,205,142	199,640,802	39.2	131,934,533	33.2
Funds from acceptances and issuance of securities	3,417,732	9,516,215	1,664,946	11,009,945	25,608,838	5.0	17,319,620	4.4
Borrowings and onlending	2,370,413	8,389,682	11,032,533	25,619,102	47,411,730	9.3	34,692,171	8.7
Subordinated debt (*)	27,626	57,601	894,560	33,507,878	34,487,665	6.8	22,725,927	5.7

TOTAL	194,889,471	56,882,004	47,639,362	210,476,333	509,887,170		397,444,420
% per maturity term	38.2	11.2	9.3	41.3
TOTAL – 12/31/2009	160,221,546	45,547,067	29,556,980	162,118,827	397,444,420
% per maturity term	40.3	11.5	7.4	40.8

(*) Includes R$ 657,794 (R$ 687,711 at 12/31/2009) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	12/31/2010						12/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	25,531,744	-	-	-	25,531,744	12.6	24,836,767	13.0
Savings accounts	57,899,455	-	-	-	57,899,455	28.6	48,221,550	25.3
Interbank	404,001	835,834	504,713	240,412	1,984,960	1.0	2,046,407	1.1
Time deposits	15,332,673	16,713,957	21,475,816	62,893,854	116,416,300	57.4	114,670,580	60.1
Other deposits	905,676	-	-	-	905,676	0.4	996,865	0.5
TOTAL	100,073,549	17,549,791	21,980,529	63,134,266	202,738,135		190,772,169
% per maturity term	49.4	8.7	10.8	31.1
TOTAL – 12/31/2009	91,009,567	16,190,548	14,737,628	68,834,426	190,772,169
% per maturity term	47.7	8.5	7.7	36.1

ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 3,344,008 (R$ 899,224 at December 31, 2009) with maturity over 365 days.

4.40

c)   Deposits received under securities repurchase agreements

	12/31/2010						12/31/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	65,930,952	21,348,386	11,136,151	66,465,336	164,880,825	82.6	75,219,384	57.0
Government securities	48,635,079	359,464	30,243	4,683	49,029,469	24.6	8,453,418	6.4
Private securities	-	-	-	-	-	-	117,895	0.1
Own issue	3,983,280	20,253,893	11,071,990	65,968,893	101,278,056	50.7	65,457,054	49.6
Foreign	13,312,593	735,029	33,918	491,760	14,573,300	7.3	1,191,017	0.9
Third-party portfolio	23,069,199	304	-	-	23,069,503	11.5	51,861,210	39.3
Free portfolio	-	20,025	930,643	10,739,806	11,690,474	5.9	4,853,939	3.7
TOTAL	89,000,151	21,368,715	12,066,794	77,205,142	199,640,802		131,934,533
% per maturity term	44.6	10.7	6.0	38.7
TOTAL – 12/31/2009	64,838,143	16,128,285	7,449,104	43,519,001	131,934,533
% per maturity term	49.2	12.2	5.6	33.0

4.41

d)    Funds from acceptance and issuance of securities

	12/31/2010						12/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	2,738,264	7,833,065	413,094	3,310,387	14,294,810	55.8	8,852,119	51.0
Bill of real estate loans	1,338,723	6,600,364	320,505	476,886	8,736,478	34.1	6,029,703	34.8
Bill of credit related to agribusiness	1,380,058	1,212,868	66,605	113,992	2,773,523	10.8	2,283,044	13.2
Financial	-	-	-	2,465,749	2,465,749	9.6	-	-
Mortgage notes	10,092	12,103	25,984	253,760	301,939	1.2	512,029	3.0
Bill of exchange	9,391	7,730	-	-	17,121	0.1	27,343	-
DEBENTURES	74,461	218,215	-	1,091,417	1,384,093	5.4	2,764,278	16.0
FOREIGN BORROWINGS AND SECURITIES	605,007	1,464,935	1,251,852	6,608,141	9,929,935	38.8	5,703,223	29.5
Trade Related – issued abroad - Structure Note Issued	54,737	446,595	346,429	820,651	1,668,412	6.5	662,889	0.4
Non-Trade Related – Issued abroad	550,270	1,018,340	905,423	5,787,490	8,261,523	32.3	5,040,334	29.1
Brazil Risk Note Programme	37,929	243,712	318,957	3,561,935	4,162,533	16.3	2,614,000	15.1
Eurobonds	5,316	10,308	503,335	1,081,708	1,600,667	6.3	15,201	0.1
Euro Certificates of Deposits	493,247	728,563	80,109	26,024	1,327,943	5.2	431,452	2.5
Euro Medium Term Note Programme	-	22,832	-	394,848	417,680	1.6	598,040	3.5
Structure Note Issued	11,139	8,496	2,253	314,225	336,113	1.3	-	-
Fixed Rate Notes	-	3,646	769	274,621	279,036	1.1	1,052,418	6.0
Medium Term Note	2,548	783	-	122,466	125,797	0.5	-	-
Other	91	-	-	11,663	11,754	0.0	329,223	1.9
TOTAL	3,417,732	9,516,215	1,664,946	11,009,945	25,608,838		17,319,620
% per maturity term	13.3	37.2	6.5	43.0
TOTAL – 12/31/2009	2,303,463	6,480,343	1,668,227	6,867,587	17,319,620
% per maturity term	13.3	37.4	9.6	39.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity from 31 to 180 days in the amount of R$ 5,542  and with maturity over 365 days in the amount of R$ 500,000, totaling R$ 505,542.

4.42

e)    Borrowings and onlending

	12/31/2010						12/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,669,642	5,234,963	5,119,221	3,698,794	15,722,620	33.2	12,336,288	35.6
Domestic	722,085	1,072,837	10,193	65,744	1,870,859	4.0	588,741	1.7
Foreign (*)	947,557	4,162,126	5,109,028	3,633,050	13,851,761	29.2	11,747,547	33.9
ONLENDING	700,771	3,154,719	5,913,312	21,920,308	31,689,110	66.8	22,355,883	64.4
Domestic – official institutions	700,771	3,149,666	5,908,377	21,856,245	31,615,059	66.6	22,059,520	63.6
BNDES	275,628	1,253,798	1,369,873	7,467,403	10,366,702	21.8	10,104,179	29.1
FINAME	384,829	1,825,672	4,459,316	14,072,667	20,742,484	43.7	11,401,997	32.9
Other	40,314	70,196	79,188	316,175	505,873	1.1	553,344	1.6
Foreign	-	5,053	4,935	64,063	74,051	0.2	296,363	0.9
TOTAL	2,370,413	8,389,682	11,032,533	25,619,102	47,411,730		34,692,171
% per maturity term	5.0	17.7	23.3	54.0
TOTAL – 12/31/2009	2,057,329	6,721,670	5,699,272	20,213,900	34,692,171
% per maturity term	5.9	19.4	16.4	58.3
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

4.43

f)    Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	12/31/2010						12/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	25,859,401	25,859,401	75.0	20,160,280	88.7
Financial Treasury Bills	-	-	-	2,570,272	2,570,272	7.5	-	-
Euronotes	26,080	42,261	894,895	3,332,400	4,295,636	12.4	876,892	3.9
Bonds	1,546	-	-	298,078	299,624	0.9	135,952	0.6
Eurobonds	-	12,483	-	833,100	845,583	2.4	883,644	3.9
(-) Transaction costs incurred (Note 4b)	-	-	(335)	(40,310)	(40,645)	(0.1)	(18,552)	(0.1)
TOTAL OTHER LIABILITIES	27,626	54,744	894,560	32,852,941	33,829,871		22,038,216
Redeemable preferred shares	-	2,857	-	654,937	657,794	1.9	687,711	3.0
GRAND TOTAL	27,626	57,601	894,560	33,507,878	34,487,665		22,725,927
% per maturity term	0.1	0.2	2.6	97.2
TOTAL – 12/31/2009	13,044	26,221	2,749	22,683,913	22,725,927
% per maturity term	0.1	0.1	0.0	99.8

4.44

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406,000
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	160,850
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130,000
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200,000
Subordinated CDB	December 2002	December 2012	102% of CDI	20,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29,000
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19,401
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB	January 2010	November 2015	113% of CDI	50,000
Subordinated bonds	December 2005	December 2015	1.42%	193,834
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	82,880
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33,400
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2,102,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	365,000
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	15,600
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated financial bills	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808,400
Subordinated financial bills	October 2010	October 2016	112% of CDI	50,000
Subordinated financial bills	December 2010	December 2016	100% of IPCA + 7.00%	30,000
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	366,830
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.2%	160,000
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.0%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.95%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.97%	6,000
Subordinated euronotes	April 2010	April 2020	6.20%	1,730,600
Subordinated euronotes	September 2010	January 2021	5.75%	1,694,200
Subordinated bonds	April 2008	April 2033	3.50%	73,361
Subordinated bonds	October 2008	October 2033	4.50%	67,766
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195,250

(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

In ITAÚ UNIBANCO's portfolio is composed of Subordinated Euronotes with maturity from 0 to 30 days in the amount of R$ 26,081, from 91 to 180 in the amount of R$ 21,809, and over 365 days in the amount of R$ 3,304,889, totaling R$ 3,352,779.

4.45

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)   Composition of the technical provisions

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Mathematical provision of benefits to be granted and benefits granted	31,409	35,032	50,509,963	42,458,984	-	-	50,541,372	42,494,016
Unearned premiums	3,478,965	3,172,109	-	-	-	-	3,478,965	3,172,109
Unsettled claims	2,521,049	2,247,547	-	-	-	-	2,521,049	2,247,547
Financial surplus	1,572	2,122	479,783	468,529	-	-	481,355	470,651
IBNR	640,542	664,580	9,898	12,844	-	-	650,440	677,424
Premium deficiency	272,399	245,470	-	-	-	-	272,399	245,470
Insufficient contribution	-	-	617,085	504,691	-	-	617,085	504,691
Mathematical provision for redemptions	-	-	-	-	2,553,163	2,197,332	2,553,163	2,197,332
Raffle contingency	-	-	-	-	20,420	34,057	20,420	34,057
Other	16,125	72,189	182,861	258,915	29,682	29,347	228,668	360,451
TOTAL	6,962,061	6,439,049	51,799,590	43,703,963	2,603,265	2,260,736	61,364,916	52,403,748

4.46

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Interbank investments – money market	1,284,608	1,197,759	822,598	1,099,147	1,238,731	737,447	3,345,937	3,034,353
Securities and derivative financial instruments	2,943,777	2,811,269	51,175,079	42,620,972	1,407,015	1,562,717	55,525,871	46,994,958
PGBL/VGBL fund quotas (1)	-	-	46,320,761	38,626,466	-	-	46,320,761	38,626,466
Government securities - Domestic	-	-	32,408,482	25,485,128	-	-	32,408,482	25,485,128
National Treasury Bills	-	-	20,296,305	11,961,874	-	-	20,296,305	11,961,874
National Treasury Notes	-	-	10,527,858	7,106,122	-	-	10,527,858	7,106,122
Financial Treasury Bills	-	-	1,584,319	6,417,132	-	-	1,584,319	6,417,132
Corporate securities	-	-	12,960,448	12,592,903	-	-	12,960,448	12,592,903
Bank deposit certificates	-	-	6,481,482	7,598,106	-	-	6,481,482	7,598,106
Debentures	-	-	4,433,813	2,862,367	-	-	4,433,813	2,862,367
Shares	-	-	1,998,819	1,587,296	-	-	1,998,819	1,587,296
Quotas of funds	-	-	43,175	441,532	-	-	43,175	441,532
Promissory Notes	-	-	1,672	103,602	-	-	1,672	103,602
Securitized real estate loans	-	-	1,487	-	-	-	1,487	-
PGBL/VGBL fund quotas	-	-	890,678	458,741	-	-	890,678	458,741
Derivative financial instruments	-	-	36,462	36,261	-	-	36,462	36,261
Accounts receivable / (payable)	-	-	24,691	53,433	-	-	24,691	53,433
Other assets	2,943,777	2,811,269	4,854,318	3,994,506	1,407,015	1,562,717	9,205,110	8,368,492
Government	1,825,080	2,056,343	3,651,835	3,023,429	133,844	68,381	5,610,759	5,148,153
Private	1,118,697	754,926	1,202,483	971,077	1,273,171	1,494,336	3,594,351	3,220,339
Receivables from insurance and reinsurance operations (2)	2,868,833	2,394,121	-	-		-	2,868,833	2,394,121
Credit rights	1,261,220	968,601	-	-		-	1,261,220	968,601
Reinsurance	1,607,613	1,425,520	-	-		-	1,607,613	1,425,520
Escrow deposits for loss	42,976	118,981	-	-		-	42,976	118,981
TOTAL	7,140,194	6,522,130	51,997,677	43,720,119	2,645,746	2,300,164	61,783,617	52,542,413
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c)  Results of Operations

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009

Income from financial operations	235,589	270,961	384,838	249,598	86,677	62,680	707,104	583,239
Financial income from insurance, pension plan and capitalization operations	295,702	346,983	4,186,545	4,034,249	238,494	194,551	4,720,741	4,575,783
Financial expenses from insurance, pension plan and capitalization operations	(60,113)	(76,022)	(3,801,707)	(3,784,651)	(151,817)	(131,871)	(4,013,637)	(3,992,544)
Result from insurance, pension plan and capitalization operations	2,262,428	1,753,842	57,968	166,262	338,039	511,590	2,658,435	2,431,694
Premiums and contributions	7,260,303	6,499,773	8,774,311	8,565,858	1,626,773	1,808,249	17,661,387	16,873,880
Changes in technical provisions	(481,901)	35,330	(8,679,509)	(8,331,339)	(1,235,765)	(1,217,129)	(10,397,175)	(9,513,138)
Expenses for claims	(2,875,097)	(3,204,935)	-	-	-	-	(2,875,097)	(3,204,935)
Selling expenses	(1,417,979)	(1,296,071)	(14,436)	(16,227)	(11,441)	(42,281)	(1,443,856)	(1,354,579)
Expenses for benefits and raffles	-	-	(29,892)	(45,644)	(41,452)	(37,980)	(71,344)	(83,624)
Other revenues and expenses	(222,898)	(280,255)	7,494	(6,386)	(76)	731	(215,480)	(285,910)
TOTAL	2,498,017	2,024,803	442,806	415,860	424,716	574,270	3,365,539	3,014,933

4.47

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities:  The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and usual and the amounts of which are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “ex facto” and “ex jure” characteristics related to such lawsuit. The amounts which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also a party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books, the amounts related to civil lawsuits which likelihood of loss is possible, which total estimated risk amounts to R$ 775,343, are not recognized; these refer to claims on compensation or collection, the individual amounts of which are not significant.

4.48

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVC (salary variations compensation fund) credits assigned to Banco Nacional.

4.49

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2010				01/01 to 12/31/2009
	Civil	Labor	Other	Total	Total
Opening balance	2,409,698	3,163,601	186,089	5,759,388	5,160,776
Balance arising from acquisition of Porto Seguro	-	-	-	-	7,988
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(98,628)	(573,261)	-	(671,889)	(676,667)
Subtotal	2,311,070	2,590,340	186,089	5,087,499	4,492,097
Restatement/Charges	141,834	76,931	-	218,765	234,955
Changes in the period reflected in results (Notes 13f and 13i)	1,197,733	490,318	(11,991)	1,676,060	1,781,196
Increase (*)	1,818,713	591,972	-	2,410,685	2,173,302
Reversal	(620,980)	(101,654)	(11,991)	(734,625)	(392,106)
Payment	(965,429)	(276,257)	-	(1,241,686)	(1,420,749)
Subtotal	2,685,208	2,881,332	174,098	5,740,638	5,087,499
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	308,810	1,112,816	-	1,421,626	671,889
Closing balance (Note 13c)	2,994,018	3,994,148	174,098	7,162,264	5,759,388
Closing balance at 12/31/2009 (Note 13c)	2,409,698	3,163,601	186,089	5,759,388
Escrow deposits at 12/31/2010 (Note 13a)	1,553,439	1,518,226	-	3,071,665
Escrow deposits at 12/31/2009 (Note 13a)	1,062,425	1,447,641	-	2,510,066

(*) Civil provisions include the provision for economic plans amounting to R$ 708,194 (R$ 289,600 from January 1 to December 31, 2009) (Note 22k).

4.50

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:
	01/01 to 12/31/2010			01/01 to 12/31/2009
	Legal liability	Contingencies	Total	Total
Opening balance	6,821,027	1,528,634	8,349,661	11,665,122
Balance arising from acquisition of Porto Seguro	-	-	-	202,939
(-) Contingencies guaranteed by indemnity clauses	-	(35,331)	(35,331)	(15,784)
Subtotal	6,821,027	1,493,303	8,314,330	11,852,277
Restatement/Charges	393,316	92,955	486,271	988,198
Changes in the period reflected in results	384,734	662,043	1,046,777	2,021,692
Increase	769,021	932,256	1,701,277	2,963,339
Reversal (*)	(384,287)	(270,213)	(654,500)	(941,647)
Payment (*)	(1,935,551)	(109,766)	(2,045,318)	(6,547,837)
Subtotal	5,663,526	2,138,535	7,802,061	8,314,330
(+) Contingencies guaranteed by indemnity clauses	-	44,474	44,474	35,331
Closing balance (Note 13c)	5,663,526	2,183,009	7,846,535	8,349,661

4.51

	01/01 to 12/31/2010			01/01 to 12/31/2009
	Legal liability	Contingencies	Total	Total
Opening balance	3,695,836	1,638,155	5,333,991	5,244,403
Balance arising from acquisition of Porto Seguro	-	-	-	248,381
Appropriation of income	246,606	87,461	334,067	521,817
Changes in the period	17,848	(714,057)	(696,209)	(940,593)
Deposited	111,365	384,884	496,249	510,061
Withdrawals	(71,238)	(1,074,662)	(1,145,900)	(99,874)
Conversion into income (*)	(22,279)	(24,279)	(46,558)	(1,350,780)
Closing balance	3,960,290	1,011,559	4,971,849	5,074,008
(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. In the period, the proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as Legal Liability; A portion of the amounts were subject to installment payment and awaits for the consolidation of debits with the applicable bodies. These debits were transferred to Tax and Social Security Liabilities – Taxes and Contributions Payable (Note 14c), in the amount of R$ 1,891,216 (R$ 1,952,023 in 2009).The net effect in results was R$ 144,712 (R$ 241,591 from 01/01 to 12/31/2009) recorded in Other Operating Revenue (Note 22k).

4.52

The main discussions related to Legal Liabilities are described as follows:

•
PIS and COFINS – Calculation basis – R$ 2,928,361: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,256,954.

•
CSLL – Isonomy – R$ 809,759, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 179,063.

•
IRPJ and CSLL –Taxation of profits earned abroad – R$ 458,922: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 457,159.

•
PIS – R$ 367,521 - Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 61,198.

4.53

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 4,657,850; the main natures of these lawsuits are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 860,289: cases in which the liquidity and the offset credit certainty are discussed.

•
IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 582,857: we defend that these are necessary operating expenses and deductible for the losses in loan operations and discounts upon their renegotiation and recovery, as provided for the Law.

•
ISS – Banking Institutions – R$ 425,611: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law.

•	INSS – Non-compensatory amounts – R$ 378,659: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 332,103: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

4.54

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,784,261 (R$ 1,114,192 at 12/31/2009) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

	12/31/2010	12/31/2009
Securities (basically Financial Treasury Bills – Note 7b)	1,515,750	1,061,189
Escrow deposits	3,291,502	3,267,582

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations.The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

4.55

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	12/31/2010	12/31/2009
Deferred tax assets (Note 14b I)	24,996,876	25,984,114
Social contribution for offset (Note 14b I)	847,216	933,723
Taxes and contributions for offset	3,421,227	4,539,287
Escrow deposits in guarantee of provision for contingent liabilities (Note 12b)	7,374,727	6,599,508
Escrow deposits for legal liabilities – tax and social security (Note 12c)	3,960,289	4,252,150
Escrow deposits for foreign fund raising program	1,837,020	306,656
Receivables from reimbursement of contingent liabilities (Note 12b)	1,784,261	1,114,192
Sundry domestic debtors	1,129,110	603,639
Sundry foreign debtors	88,150	186,609
Retirement plan assets (Note 19)	1,536,518	-
Recoverable payments	33,265	42,006
Salary advances	59,783	65,789
Amounts receivable from related companies	8,589	65,607
Operations without credit granting characteristics	211,367	510,853
Securities and credits receivable	504,731	832,937
(Allowance for loan losses)	(293,364)	(322,084)
Other	137,085	184,699
Total	47,425,483	45,388,832

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 483,584 (R$ 641,769 at 12/31/2009) and Deferred Tax Assets of R$ 226,835 (R$ 148,292 at 12/31/2009) (Note 14b I).

4.56

b)	Prepaid expenses

	12/31/2010	12/31/2009
Commissions	1,383,256	2,118,279
Related to vehicle financing	817,747	1,432,859
Related to insurance and pension plan	369,186	491,361
Other	196,323	194,059
Crredit Guarantee Fund (*)	526,721	713,906
Advertising	502,934	520,319
Other	195,002	178,560
Total	2,607,913	3,531,064
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

4.57

c)	Other sundry liabilities

	12/31/2010	12/31/2009
Provisions for contingent liabilities (Note 12b)	9,345,273	7,288,481
Provisions for sundry payments	2,153,225	2,226,440
Personnel provision	1,062,919	911,372
Sundry creditors - local	925,126	773,504
Sundry creditors - foreign	631,498	250,490
Liabilities for official agreements and rendering of payment services	735,484	414,871
Related to insurance operations	956,719	1,227,138
Liabilities for purchase of assets and rights	16,137	102,804
Creditors of funds to be released	886,472	362,849
Funds from consortia participants	80,034	153,314
Provision for Retirement Plan Benefits (Note 19)	228,717	111,880
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	-	843,546
Provision for health insurance (2)	606,364	595,991
Expenses for lease interests (Note 4i)	210,289	109,429
Other	123,273	331,224
Total	17,961,530	15,703,333
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

In ITAÚ UNIBANCO HOLDING, Other Sundry Liabilities is basically composed of Liabilities for Share-Based Instruments.

4.58

d)	Banking service fees

	01/01 to 12/31/2010	01/01 to 12/31/2009
Asset management	2,526,235	2,249,495
Funds management fees	2,427,235	2,200,973
Consortia management fee	99,000	48,522
Current account services	605,330	466,454
Credit cards	6,605,156	5,761,686
Annual fees	1,009,243	887,225
Other services	5,595,913	4,874,461
Relationship with stores	5,120,165	4,469,929
Credit card processing	475,748	404,532
Sureties and credits granted	1,462,078	1,323,293
Loan operations	889,889	799,031
Guarantees provided	572,189	524,262
Receipt services	1,325,137	1,204,517
Collection fees	1,075,961	1,001,541
Collection services	249,176	202,976
Other	1,728,993	1,394,968
Brokerage	461,294	381,321
Custody services and management of portfolio	178,299	156,105
Economic and financial advisory	300,244	226,731
Foreign exchange services	71,430	68,253
Other services	717,726	562,558
Total	14,252,929	12,400,413

4.59

e)	Income from bank charges

	01/01 to 12/31/2010	01/01 to 12/31/2009
Loan operations/registration	1,350,533	1,039,809
Deposit account	180,279	161,436
Transfer of funds	124,224	118,025
Service package fees and other	1,554,622	1,452,452
Total	3,209,658	2,771,722

4.60

f)	Personnel expenses

	01/01 to 12/31/2010	01/01 to 12/31/2009
Compensation	(8,347,782)	(8,036,328)
Charges	(2,024,669)	(1,854,781)
Welfare benefits	(1,731,135)	(1,450,895)
Training	(228,036)	(117,287)
Labor claims and termination of employees (Note 12b)	(490,639)	(633,024)
Total	(12,822,261)	(12,092,315)

g)	Other administrative expenses

	01/01 to 12/31/2010	01/01 to 12/31/2009
Data processing and telecommunications	(3,363,167)	(2,606,077)
Depreciation and amortization	(1,383,370)	(1,305,163)
Installations	(2,467,797)	(1,859,001)
Third-party services	(3,012,376)	(2,826,561)
Financial system services	(375,690)	(331,807)
Advertising, promotions and publications	(1,171,018)	(975,419)
Transportation	(622,235)	(409,724)
Materials	(474,445)	(306,819)
Security	(453,221)	(376,834)
Travel	(168,821)	(121,943)
Other	(546,269)	(473,354)
Total	(14,038,409)	(11,592,702)

4.61

h)	Other operating revenues

	01/01 to 12/31/2010	01/01 to 12/31/2009
Reversal of operating provisions	77,136	412,711
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b, c and d)	-	353,561
Other	77,136	59,150
Recovery of charges and expenses	81,591	241,062
Other	402,501	154,606
Total	561,228	808,379

i)	Other operating expenses

	01/01 to 12/31/2010	01/01 to 12/31/2009
Provision for contingencies (Note 12b)	(1,475,976)	(1,171,389)
Civil	(1,197,733)	(1,164,952)
Tax and social security	(290,234)	-
Other	11,991	(6,437)
Selling - Credit cards	(1,639,101)	(1,360,632)
Claims	(523,577)	(553,356)
Joint venture (*)	-	(550,000)
Amortization of goodwill on investments (Notes 2k)	(6,850)	(597,039)
Provision for health insurance (Note 13c)	(10,373)	(65,357)
Refund of interbank costs	(192,507)	(219,693)
Other	(628,571)	(774,640)
Total	(4,476,955)	(5,292,106)
(*) Amount paid on August 28, 2009 to Companhia Brasileira de Distribuição S.A., in order to exclude the obligation of exclusivity of ITAÚ UNIBANCO in the joint venture agreement related to Financeira Itaú CDB S.A. Crédito, Financiamento e Investimento (Note 22k).

j)	Non-operating income – from 01/01 to 12/31/2009 is basically composed of Sale of Visa Inc and Visa Net shares.

4.62

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 12/31/2010	01/01 to 12/31/2009
Income before income tax and social contribution	20,525,156	17,787,124
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(8,210,062)	(7,114,850)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	1,578,744	(411,590)
Investments in affiliates	89,687	71,183
Foreign exchange variation on investments abroad	(488,749)	(2,034,185)
Interest on capital	1,525,886	1,478,376
Dividends, interest on external debt bonds and tax incentives	300,244	465,187
Other	151,676	(392,151)
Temporary (additions) exclusions	2,099,767	2,684,686
Allowance for loan losses	(970,448)	(2,648,821)
Excess (insufficiency) of depreciation of leased assets	720,289	2,841,444
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	245,114	142,012

Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	589,155	927,709
Realization of goodwill on purchase of investments	1,707,713	1,304,783
Integration expenditures with ITAÚ UNIBANCO merger	338,730	196,012
Other	(530,786)	(78,453)

(Increase) offset of tax losses/social contribution loss carryforwards	301,515	(588,327)
Expenses for income tax and social contribution	(4,230,036)	(5,430,081)
Related to temporary differences
Increase (reversal) for the period	(2,401,282)	(1,871,451)
Prior periods increase (reversal)	614,316	649,670
Income (expenses) from deferred taxes	(1,786,966)	(1,221,781)
Total income tax and social contribution	(6,017,002)	(6,651,862)

II -	Composition of tax expenses:

	01/01 to 12/31/2010	01/01 to 12/31/2009
PIS and COFINS	(3,356,290)	(3,347,853)
ISS	(632,933)	(497,191)
Other	(306,519)	(392,719)
Total (Note 4p)	(4,295,742)	(4,237,763)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 176,906 (R$ 174,455 from 01/01 to 12/31/2009).

4.63

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

4.64
b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	12/31/2009	12/31/2010	12/31/2009	Realization / Reversal	Increase	12/31/2010
Reflected in income and expense accounts			25,911,436	(8,724,542)	7,693,512	24,880,406
Related to income tax and social contribution loss carryforwards			2,989,576	(424,271)	463,582	3,028,887
Related to disbursed provisions			9,953,032	(3,961,682)	4,564,748	10,556,098
Allowance for loan losses			7,827,348	(3,358,830)	4,451,291	8,919,809
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,543	(104,543)	38,788	38,788
Allowance for real estate			81,012	(15,700)	32,226	97,538
Goodwill on purchase of investments			1,739,055	(400,670)	18,764	1,357,149
Other			201,074	(81,939)	23,679	142,814
Related to non-disbursed provisions (*)	40,517,743	33,212,964	12,968,828	(4,338,588)	2,665,181	11,295,421
Related to the operation	34,413,743	28,681,569	10,893,468	(4,761,063)	2,665,181	8,797,587
Legal liabilities – tax and social security	5,334,778	4,343,565	1,989,617	(775,310)	271,617	1,485,924
Provision for contingent liabilities	6,265,786	6,457,816	2,344,558	(957,160)	1,036,885	2,424,283
Civil	2,303,852	2,678,844	899,984	(639,795)	782,100	1,042,289
Labor	2,238,841	2,352,565	843,564	(116,593)	157,897	884,868
Tax and social security	1,457,508	1,338,327	495,553	(129,770)	96,888	462,671
Other	265,585	88,080	105,457	(71,002)	-	34,455
Adjustments of operations carried out in futures settlement market	96,475	221,541	28,628	(227)	26,292	54,693
Goodwill on purchase of investments	16,828,044	10,804,724	4,754,352	(1,132,865)	52,119	3,673,606
Provision for integration expenditures with ITAÚ UNIBANCO merger	843,547	-	286,806	(286,806)	-	-
Provision related to health insurance operations	595,991	606,364	238,396	-	4,149	242,545
Other non-deductible provisions	4,449,122	6,247,559	1,251,111	(651,534)	1,274,119	1,873,696
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,104,000	4,531,395	2,075,360	(534,686)	-	1,540,674
						-
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			72,677	(46,171)	89,963	116,469
Total	40,517,743	33,212,964	25,984,113	(8,770,713)	7,783,475	24,996,876
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			933,723	(86,507)	-	847,216
(*)
From a financial point of view, rather than recording the provision of R$ 33,212,964 (R$ 40,517,743 at 12/31/2009) and deferred tax assets of R$ 11,295,421 (R$ 12,968,828 at 12/31/2009), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 24,996,876 (R$ 25,984,114 at 12/31/2009) to R$ 13,701,454 (R$ 13,015,286 at 12/31/2009).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 226,835 (R$ 148,292 at 12/31/2009) and are basically represented by legal liabilities – tax and social security of R$ 208,758 (R$ 136,444 at 12/31/2009), which expected realization is dependent upon the progress of the lawsuit.

4.65

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2009	Realization / Reversal	Increase	12/31/2010
Reflected in income and expense accounts	8,552,838	(2,383,481)	3,970,480	10,139,837
Depreciation in excess – leasing	7,567,878	(2,074,314)	2,801,953	8,295,517
Restatement of escrow deposits and contingent liabilities	665,918	(109,286)	247,624	804,256
Adjustment to market value of securities and derivative financial instruments	144,540	(144,540)	340,340	340,340
Provision for Retirement Plan Benefits (*)	-	-	458,093	458,093
Adjustments of operations carried out in futures settlement market	42,463	(11,982)	18,782	49,263
Taxation of results abroad – capital gains	35,911	-	6,566	42,477
Other	96,128	(43,358)	97,122	149,892
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	141,521	-	118,991	260,511
Total	8,694,359	(2,383,481)	4,089,471	10,400,349
(*) Income tax/social contribution are recorded according to the provision mentioned in Note 19.

4.66

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2010, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	deferred income tax and social contribution	Net deferred taxes
2011	7,784,108	773,650	8,557,758	148,499	(2,009,806)	6,696,451
2012	4,310,320	1,343,660	5,653,980	151,055	(2,302,514)	3,502,521
2013	4,153,705	564,678	4,718,383	207,346	(2,595,647)	2,330,082
2014	2,285,648	31,805	2,317,453	265,313	(1,704,770)	877,996
2015	1,965,141	27,136	1,992,277	53,505	(1,105,000)	940,782
Over 2015	1,469,067	287,958	1,757,025	21,498	(682,612)	1,095,911
Total	21,967,989	3,028,887	24,996,876	847,216	(10,400,349)	15,443,743
Present value (*)	19,274,211	2,667,095	21,941,306	730,335	(8,944,317)	13,727,324
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 1,731,574 is unrecorded (R$ 2,301,098 at 12/31/2009).

4.67

c)	Tax and social security contributions

	12/31/2010	12/31/2009
Taxes and contributions on income payable	1,491,044	1,445,837
Taxes and contributions payable (Note 12b)	5,575,237	3,721,921
Provision for deferred income tax and social contribution (Note 14b lI)	10,400,349	8,694,359
Legal liabilities - tax and social security (Note 12c)	5,663,526	6,821,027
Total	23,130,156	20,683,144

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 601,218 (R$ 498,980 at 12/31/2009) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 573,869 (R$ 366,683 at 12/31/2009), whose nature refers to PIS AND COFINS - Revenue x Gross revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

4.68

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	12/31/2010	12/31/2009
Taxes paid or provided for	11,768,825	14,059,830
Taxes withheld and collected from third parties	8,644,923	8,128,793
Total	20,413,748	22,188,623

4.69

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2009	Amortization of goodwill	Dividends paid/provided for and interest on capital (1)	Equity in earnings of subsidiaries (2a)	Adjustments in marketable securities of subsidiaries and Other	Balances at 12/31/2010	Equity in earnings of subsidiaries from 01/01 to 12/31/2009 (2b)
Domestic		54,439,465	(6,336)	(4,142,852)	9,899,565	818,058	61,007,900	8,050,541
Itaú Unibanco S.A.	(3a)(4a)(4d)(5a)(6)(7)	42,161,903	(6,336)	(3,005,731)	5,743,086	785,507	45,678,429	5,275,646
Banco Itaú BBA S.A.	(4b)(4e)(5b)	4,940,599	-	(445,843)	1,743,026	28,178	6,265,960	1,465,044
Itauseg Participações S.A.	(8)	3,745,886	-	(26,424)	216,093	(2,040)	3,933,515	331,279
Banco Itaucard S.A.	(4c)(4f)(5c)(8)(9)	1,810,386	-	(479,216)	1,577,169	(1,175)	2,907,164	578,347
Itaú BBA Participações S.A.		1,398,437	-	(117,462)	462,231	7,593	1,750,799	384,934
Itaú Corretora de Valores S.A.	(8)(9)	382,254	-	(68,176)	157,960	(5)	472,033	15,291
Foreign		1,940,723	(51,410)	(18,090)	148,938	1,863	2,022,024	(319,538)
Itaú Chile Holdings, Inc.	(3b)	1,618,072	(45,242)	-	112,325	1,236	1,686,391	(296,831)
Banco Itaú Uruguay S.A.	(3c)	216,686	(4,712)	-	13,381	627	225,982	(18,049)
Oca S.A.	(3d)	72,044	(1,252)	(18,090)	22,482	-	75,184	(748)
Oca Casa Financiera S.A.	(3e)	31,539	(182)	-	811	-	32,168	(3,756)
Aco Ltda.	(3f)	2,382	(22)	-	(61)	-	2,299	(154)
GRAND TOTAL		56,380,188	(57,746)	(4,160,942)	10,048,503	819,921	63,029,924	7,731,003
(1)	Income receivable includes Dividends receivable;
(2)	Includes foreign exchange variation in the amounts of: (a) R$ (74,118) and (b) R$ (432,147);
(3)	Includes goodwill in the amounts of: (a) R$ 49,630; (b) R$ 271,449; (c) R$ 28,271; (d) R$ 7,513; (e) R$ 1,091, and (f) R$ 127;
(4)	Includes unrealized results of operations in the amounts of: (a) R$ (5,204), (b) R$ 1,175 and (c) R$ 51,415, and in investments in the amounts of: (d) R$ (8,326), (e) R$ (88) and (f) R$ (100,371);
(5)
Investments and equity in earnings reflect adjustments, in order to standardize procedures under the scope of the investor, in the amounts of: (a) R$ 7,039 and R$ (14,062), (b) R$ (77,170) and R$ 11,977, and (c) R$ 3,673 and R$ (15,729);

(6)	Includes installments of dividends provided in the amount of R$ 49,145;
(7)	Note 19;
(8)	Equity in earnings does not reflect the current interest in results of subsidiary company, due to variation in interest for the period;
(9)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

				Number of shares owned by				Equity share in
		Stockholders’	Net income for the	ITAÚ UNIBANCO HOLDING			Voting capital	capital
Companies	Capital	equity	Period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	45,580,940	5,762,352	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	8,052,460	2,196,004	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	8,682,908	11,224,731	521,303	1,582,676,636	-	-	35.04	35.04
Banco Itaucard S.A.	15,553,776	19,086,187	1,886,927	3,592,433,657	1,277,933,118	-	1.50	2.04
Itaú BBA Participações S.A.	838,401	1,750,798	462,231	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	1,046,841	1,607,855	174,273	-	811,503	-	-	1.94
Foreign
Itaú Chile Holdings, Inc.	299,014	1,414,943	168,479	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	137,958	197,711	24,423	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,641	67,669	26,988	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,313	31,077	2,628	646	-	-	100.00	100.00
Aco Ltda.	11	2,189	74	-	-	131	99.24	99.24

4.70

II -	Composition of investments

	12/31/2010	12/31/2009
Investment in affiliates	937,105	1,191,662
Domestic	254,379	277,820
Serasa S.A.	254,379	248,745
Other	-	29,075
Foreign	682,726	913,842
BPI	682,346	913,842
Other	380	-
Other investments	1,389,620	1,173,700
Investments through tax incentives	160,575	161,446
Equity securities	9,903	8,429
Shares and quotas	396,762	215,274
Interest in Instituto de Resseguros do Brasil - IRB	229,699	229,699
Other	592,681	558,851
(Allowance for loan losses)	(192,012)	(178,262)
Total	2,134,713	2,187,100

III -	Equity in earnings of affiliates and other investments

	01/01 to 12/31/2010	01/01 to 12/31/2009
Investment in affiliates - Domestic	73,739	84,332
Investment in affiliates - Foreign	72,153	84,246
Dividends received from Other investments	85,009	31,133
Other	(6,686)	9,379
Total	224,216	209,090

4.71

b)	Fixed assets, goodwill and intangible assets

		CHANGES				12/31/2010
	NET BALANCE AT 12/31/2009	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (3)	OTHER	COST	ACCUMULATED DEPRECIATION/ AMORTIZATION	NET BOOK AMOUNT
REAL ESTATE IN USE	4,353,175	1,996,335	(92,584)	(1,184,252)	(51,917)	11,756,769	(6,736,012)	5,020,757
REAL ESTATE IN USE (1)	2,371,981	461,080	(15,200)	(311,606)	53,180	4,577,762	(2,018,327)	2,559,435
Land	935,492	93,975	(3,042)	-	(1,072)	1,025,353	-	1,025,353
Buildings	844,565	139,808	(9,862)	(103,358)	32,058	2,434,535	(1,531,324)	903,211
Improvements	591,924	227,297	(2,296)	(208,248)	22,194	1,117,874	(487,003)	630,871
OTHER FIXED ASSETS	1,981,194	1,535,255	(77,384)	(872,646)	(105,097)	7,179,007	(4,717,685)	2,461,322
Installations	379,576	151,814	(329)	(190,752)	(54,315)	803,964	(517,970)	285,994
Furniture and equipment	400,549	278,142	(3,249)	(49,700)	(185,357)	864,869	(424,484)	440,385
EDP systems	968,429	986,450	(60,763)	(583,195)	168,784	4,903,297	(3,423,592)	1,479,705
Other (communication, security and transportation)	232,640	118,849	(13,043)	(48,999)	(34,209)	606,877	(351,639)	255,238
GOODWILL (Notes 2a, b and 4k)	-	67,617	-	-	-	67,617	-	67,617
INTANGIBLE ASSETS	3,748,220	652,877	(89,848)	(1,027,229)	553	5,253,832	(1,969,259)	3,284,573
RIGHTS FOR ACQUISITION OF PAYROLLS (2)(4)	1,684,190	182,270	(70,973)	(649,072)	(16,561)	2,414,697	(1,284,843)	1,129,854
OTHER INTANGIBLE ASSETS	2,064,030	470,607	(18,875)	(378,157)	17,114	2,839,135	(684,416)	2,154,719
Association for the promotion and offer of financial products and services (4)	1,388,050	240,916	(18,875)	(179,039)	(4,346)	1,482,662	(55,956)	1,426,706
Expenditures on acquisition of software	477,691	228,845	-	(170,393)	33,097	1,083,187	(513,947)	569,240
Right to manage investment funds	190,505	-	-	(28,125)	(6,923)	262,026	(106,569)	155,457
Other intangible assets	7,784	846	-	(600)	(4,714)	11,260	(7,944)	3,316
GRAND TOTAL	8,101,395	2,716,829	(182,432)	(2,211,481)	(51,364)	17,078,218	(8,705,271)	8,372,947
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations;
(4)	Include in the Other column the amount of R$ 20,907 for 2010 related to recoverable amount of assets, as provided for BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

4.72

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 12/31/2009), of which R$ 31,546,933 (R$ 30,883,250 at 12/31/2009) refers to stockholders domiciled in the country and R$ 13,453,067 (R$ 14,116,750 at 12/31/2009) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount

Shares of capital stock at 12/31/2009 and 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at December 31, 2009 (*)	2,202	43,588,307	43,590,509	(1,031,327)
Exercised - Granting of stock options – Simple and Bonus options	-	(13,379,117)	(13,379,117)	316,552
Disposals – stock option plan	-	(3,643,175)	(3,643,175)	86,198

Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628,577)

Outstanding shares at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

Outstanding shares at 12/31/2009	2,289,284,273	2,238,061,437	4,527,345,710
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

We detail below the average cost of treasury shares and their market price at December 31, 2010:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value	31.00	39.79

4.73

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	10,272,015
Adjustments:
(-) Legal reserve	(513,601)
Dividend calculation basis	9,758,414
Dividends based on net income	2,439,604
Realization of profit reserve	357,931
Mandatory minimum dividend	2,797,535
Dividends paid/provided for (*)	3,908,114	40.0%
(*) The ratio Dividends Paid/Provided for with Consolidated Net Income, without nonrecurring effects of R$ 13,022,648, is 30.0%.

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,716,104	(167,648)	1,548,456
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2010	598,448	-	598,448
Interest on capital - R$ 0.2465 per share, paid on 08/20/2010	1,117,656	(167,648)	950,008

Provided for (*)	2,766,446	(406,788)	2,359,658
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 01/02/2011	54,530	-	54,530
Interest on capital - R$ 0.2150 per share, credited at 12/30/2010 to be paid up to 04/30/2011	977,039	(146,556)	830,483
Interest on capital - R$ 0.3818 per share to be paid up to 04/30/2011	1,734,877	(260,232)	1,474,645

Total from 01/01 to 12/31/2010 - R$ 0.8607 net per share	4,482,550	(574,436)	3,908,114
Total from 01/01 to 12/31/2009 - R$ 0.7917 net per share	3,977,438	(504,979)	3,472,459
(*) Recorded in Other Liabilities – Social and Statutory.

4.74

c)	Capital and revenue reserves

	12/31/2010	12/31/2009
CAPITAL RESERVES	594,734	640,759
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	310,117	356,142
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	25,661,505	18,771,151
Legal	3,253,516	2,739,915
Statutory:	22,407,989	15,673,305
Dividends equalization (1)	6,718,349	5,964,381
Working capital increase (2)	6,917,094	3,863,903
Increase in capital of investees (3)	8,772,546	5,845,021
Unrealized profits (4)	-	357,931
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2c)

	Net income		Stockholders’ equity
	01/01 to 12/31/2010	01/01 to 12/31/2009	12/31/2010	12/31/2009
ITAÚ UNIBANCO HOLDING	10,272,015	7,706,907	70,644,790	63,500,614
Amortization of goodwill	2,999,772	2,359,594	(9,815,083)	(12,814,853)
Other	51,176	107	48,838	(2,338)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	13,322,963	10,066,608	60,878,545	50,683,423

4.75

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	12/31/2010	12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009
Unibanco Participações Societárias S.A.	1,190,343	1,118,000	(85,213)	(58,943)
Itau Bank, Ltd. (*)	657,794	687,711	-	-
Redecard S.A.	700,064	713,444	(699,728)	(704,837)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	213,154	171,797	(52,435)	(20,433)
Itaú XL Seguros Corporativos S.A.	-	123,265	(6,773)	(21,891)
Biu Participações S.A.	109,108	80,766	(25,236)	(22,681)
Itaú Gestão de Ativos S.A.	60,041	60,040	(6)	(289)
Biogeração de Energia S.A.	25,077	29,212	1,290	(6,305)
Investimentos Bemge S.A.	17,485	16,446	(1,049)	(1,231)
Três "B" Empreendimentos e Participações Ltda.	-	-	-	(10,852)
Investment funds	731,509	516,575	(53,861)	(16,174)
Other	26,649	22,745	(898)	(377)
Total	3,731,224	3,540,001	(923,909)	(864,013)
(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

4.76

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

Before the merger, Itaú and Unibanco had Stock Option Plans. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, called Stock Option Plan – “PLAN”. From then on, no stock plan has been granted in the prior programs (Itaú Plan and Unibanco Plan), which exercise prices are adjusted until the month prior to the option exercise date based on the IGP-M or IPCA, according to series, until they are either exercised, cancelled or expire.

This program aims at involving the management members in the medium and long-term corporate development process, through the granting of simple or bonus shares, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the number, the proportion of bonus options to be granted, the eligible beneficiaries, the type of option, the validity of the option series, and the vesting and blackout periods for exercising the options. This program involves the executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its controlled companies (“MANAGEMENT MEMBERS”), and employees based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING carries out the settlement of this PLAN by delivering its own shares held in treasury until the effective exercise of the options by the beneficiaries.

II – Characteristics of the Plan

II.I – Simple Options

The exercise price will be calculated based on the average prices of preferred shares at the BM&FBOVESPA  trading sessions over the period of at least one (1) and at the most  three (3) months prior to the option issue date, being permitted a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based on the IGP-M or, in its absence, on the index stipulated by the Committee.

The vesting period will be from one (1) to seven (7) years, counted from the issuance date.

II.II – Bonus Options

The exercise price will be the performance of a positive covenant supported by the beneficiary’s obligation to invest, in the shares of ITAÚ UNIBANCO HOLDING or Share-Based Instruments, a part or the total amount of the Bonus, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

For each own share of ITAÚ UNIBANCO HOLDING or Share-Based Instruments that the eligible beneficiary invest using such bonus, Bonus Shares will be automatically granted, based on the proportion determined by the Personnel Committee.

Share-Based Instruments will be converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one share for each instrument after the vesting period.

The purchase price of shares will be established every six months and it shall be equivalent to the average share quotation at the BM&FBOVESPA in the 30 days prior to the date said price is fixed.

The vesting period will be from one (1) to seven (7) years, counted from the share purchase date or Share-Based Instruments.

At December 31, 2010 the adjusted amount of Share-Based Instruments is recorded in Negotiation and Intermediation of Securities at R$ 64,780.

4.77

Summary of Changes in the Plan

		Vesting		Restated	Exercised options		Number of shares
Granting		period	Exercise	exercise	Exercise price	Market value	Prior balance				To be exercised
No.	Date	Until	deadline	price (R$1)	Weighted average	Weighted average	12/31/2009	Granted	Exercised	Cancelled	at 12/31/2010

Simple Options
9th	03/10/2003	12/31/2007	12/31/2010	-	7.85	38.55	570,500	-	570,500	-	-
9th	05/02/2005	12/31/2007	12/31/2010	-	7.85	38.55	6,187	-	6,187	-	-
16th	09/02/2003	09/02/2008	02/25/2010	-	7.77	36.03	38,263	-	38,263	-	-
10th	02/16/2004	12/31/2008	12/31/2011	12.70	12.15	39.34	1,886,792	-	1,173,850	-	712,942
24th	07/19/2004	01/13/2009	05/05/2010	-	12.58	39.59	29,516	-	29,516	-	-
25th	05/04/2004	01/13/2009	05/05/2010	-	6.76	39.65	329,506	-	329,506	-	-
27th	02/01/2005	02/01/2009	05/05/2010	-	15.76	36.97	206,342	-	206,342	-	-
27th	02/01/2005,	05/05/2009	01/31/2011	16.38	-	-	12,650	-	-	-	12,650
30th	07/04/2006	07/04/2009	07/03/2010	-	26.73	32.50	52,710	-	52,710	-	-
33rd	08/30/2006	08/30/2009	08/29/2010	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2009	09/18/2010	-	20.14	38.33	12,650	-	12,650	-	-
11th	02/21/2005	12/31/2009	12/31/2012	17.88	16.69	39.49	7,082,200	-	4,204,600	-	2,877,600
11th	05/01/2005	12/31/2009	12/31/2012	17.88	-	-	27,500	-	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	17.88	-	-	11,357	-	-	-	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.38	15.76	36.97	1,068,901	-	999,802	52,710	16,389
34th	03/21/2007	03/21/2010	03/20/2011	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	34.56	-	-	29,518	-	-	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	27.42	-	-	52,710	-	-	-	52,710
33rd	08/30/2006	08/30/2010	08/29/2011	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2010	09/18/2011	20.78	20.14	38.33	25,300	-	12,650	-	12,650
12th	02/21/2006	12/31/2010	12/31/2013	26.60	25.68	39.83	9,579,384	-	1,554,134	-	8,025,250
12th	08/06/2007	12/31/2010	12/31/2013	26.60	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	30.25	-	-	874,167	-	-	-	874,167
Total options to be exercised					16.67	39.08	22,030,089	-	9,232,878	52,710	12,744,501
34th	03/21/2007	03/21/2011	03/20/2012	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	34.56	-	-	29,518	-	-	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	42.99	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	27.42	-	-	52,707	-	-	-	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	30.37	-	-	21,083	-	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	33.87	31.99	38.98	10,220,925	-	1,660,200	13,750	8,546,975
13th	08/06/2007	12/31/2011	12/31/2014	33.87	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	33.87	-	-	45,954	-	-	-	45,954
34th	03/21/2007	03/21/2012	03/20/2013	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	34.56	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	42.99	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	34.94	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	39.05	38.12	41.31	11,485,485	-	612,599	26,399	10,846,487
14th	05/05/2008	12/31/2012	12/31/2015	39.05	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	39.05	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	42.99	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	25.54	24.80	40.27	16,829,780	-	1,533,100	229,350	15,067,330
15th	10/28/2009	12/31/2013	12/31/2016	25.54	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2013	12/31/2017	41.48	-	-	-	6,258,877	-	132,268	6,126,609
18th	05/11/2010	12/31/2013	12/31/2017	-	-	-	-	1,290,289	-	83,949	1,206,340
Total options outstanding					30.08	39.87	39,115,402	7,549,166	3,805,899	485,716	42,372,953
Total simple options					20.59	39.31	61,145,491	7,549,166	13,038,777	538,426	55,117,454

Bonus options
01st	09/03/2007	09/03/2010	-	-	-	37.85	342,502	-	340,340	2,162	-
03rd	02/29/2008	09/03/2010	-	-	-	-	33,474	-	-	33,474	-
Total options to be exercised						37.85	375,976	-	340,340	35,636	-
4th	03/03/2008	03/03/2011	-	-	-	-	423,212	-	-	6,725	416,487
5th	09/03/2008	09/03/2011	-	-	-	-	502,189	-	-	11,565	490,624
6th	03/06/2009	03/06/2012	-	-	-	-	769,830	-	-	29,468	740,362
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	-	342,479	-	-	13,298	329,181
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	423,190	-	-	7,260	415,930
8th	08/17/2010	08/16/2013	-	-	-	-	-	384,961	-	8,045	376,916
9th	08/30/2010	08/16/2013	-	-	-	-	-	359,991	-	-	359,991
11th	09/30/2010	08/16/2013	-	-	-	-	-	17,717	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	502,164	-	-	12,038	490,126
10th	09/03/2010	09/29/2013	-	-	-	-	-	1,940,987	-	-	1,940,987
6th	03/06/2009	03/06/2014	-	-	-	-	769,807	-	-	30,199	739,608
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
8th	08/17/2010	08/16/2015	-	-	-	-	-	384,920	-	8,044	376,876
9th	08/30/2010	08/16/2015	-	-	-	-	-	359,962	-	-	359,962
11th	09/30/2010	08/16/2015	-	-	-	-	-	17,712	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	-	1,940,951	-	-	1,940,951
Total options outstanding					-	-	3,925,236	5,407,201	-	126,642	9,205,795
Total bonus options					-	37.85	4,301,212	5,407,201	340,340	162,278	9,205,795

TOTAL SIMPLE/BONUS OPTIONS					20.59	39.28	65,446,703	12,956,367	13,379,117	700,704	64,323,249

4.78

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options.

The expected volatility for simple options was determined based on the standard deviation, on the history of the last 84 monthly returns of closing prices of share ITUB4, adjusted by IGP-M or IPCA, according to the series. Economic assumptions used are as follows:

Granting		Vesting	Exercise		Expected	Risk-free	Expected
No.	Date	period	period until	Fair value	dividends	interest rate	volatility
Simple Options
18th	04/17/2010	12/31/2014	12/31/2017	12.22	3.13%	5.94%	29.87%
18th	05/11/2010	12/31/2014	12/31/2017	11.45	3.13%	5.98%	29.94%

Bonus options
8th	08/17/2010	08/16/2013	-	34.72	3.13%	-	-
8th	08/17/2010	08/16/2015	-	32.62	3.13%	-	-
9th	08/30/2010	08/16/2013	-	33.49	3.13%	-	-
9th	08/30/2010	08/16/2015	-	31.46	3.13%	-	-
10th	09/30/2010	09/29/2013	-	36.85	3.13%	-	-
10th	09/30/2010	09/29/2015	-	34.61	3.13%	-	-
11th	09/30/2010	08/16/2013	-	36.99	3.13%	-	-
11th	09/30/2010	08/16/2015	-	34.74	3.13%	-	-

IV -	Accounting Effects Arising from Itaú and Unibanco Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.
The effect on Income for the period from January 1 to December 31, 2010 was R$ 131,660 (R$ 115,535 from January 1 to December 31, 2009), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	406,084
(-) Cost of treasury shares sold	(402,750)
(+) Write-off of cost recognized of exercised options	91,313
Effect on sale (*)	94,647
(*) Recorded in revenue reserves.

4.79

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)		ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
	12/31/2010	12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009	12/31/2010	12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009
Interbank investments	10,418,693	6,851,028	918,826	474,047	-	-	-	-
Itaú Unibanco S.A.	10,418,693	6,851,028	918,826	474,047	-	-	-	-
Derivative financial instruments	-	(1,296)	(1,509)	161	-	-	-	-
Itaú Unibanco S.A.	-	(1,296)	(1,509)	161	-	-	-	-
Duratex S.A.	-	-	-	-	-	-	-	-
Itautec S.A.	-	-	-	-	-	-	-	-
Deposits	(3,344,008)	(899,224)	(269,784)	(69,656)	(85,400)	(58,309)	-	-
Itaú Unibanco S.A.	(3,344,008)	(899,224)	(269,784)	(69,656)	-	-	-	-
Duratex S.A.	-	-	-	-	(46,415)	(17,746)
Elekeiroz S.A.	-	-	-	-	(30,621)	-		-
Itautec S.A.	-	-	-	-	(8,364)	-	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	-	(40,563)	-	-
Repurchase agreements	-	-	-	-	(79,225)	(48,329)	(3,865)	4,071
Itaúsa Empreendimentos S.A.	-	-	-	-	(51,989)	(47,815)	-	4,071
Duratex S.A.	-	-	-	-	(8,454)	-	(2,309)	-
Elekeiroz S.A.	-	-	-	-	-	-	(1,556)	-
Itautec S.A.	-	-	-	-	(17,789)	-	-	-
Other	-	-	-	-	(993)	(514)	-	-
Amounts receivable from (payable to) related companies	(384)	1,073	(4,520)	(4,836)	(108,510)	(72,556)	(63,234)	(102,963)
Itaú Unibanco S.A.	-	1,599	-	-	-	-	-	-
Itaú Corretora de Valores S. A.	(384)	(526)	(4,520)	(4,836)	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	-	(72,556)	(63,234)	(102,963)
Fundação BEMGEPREV	-	-	-	-	(13,303)	-	-	-
UBB Prev Previdência Complementar	-	-	-	-	(17,364)	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(79,222)	-	-	-
Other	-	-	-	-	1,379	-	-	-
Banking service fees (expenses)	-	-	-	-	-	-	17,443	17,612
Fundação Itaubanco	-	-	-	-	-	-	9,537	9,334
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	3,012	2,409
Itaúsa Investimentos S.A.	-	-	-	-	-	-	-	1,757
UBB Prev Previdência Complementar	-	-	-	-	-	-	2,764	2,611
Other	-	-	-	-	-	-	2,130	1,501
Rent expenses	-	-	(410)	-	-	-	(28,773)	(32,032)
Itaúsa Investimentos S.A.	-	-	(29)	-	-	-	(1,353)	(1,411)
Fundação Itaubanco	-	-	-	-	-	-	(15,400)	(24,092)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(7,563)	(6,529)
Paraná Companhia de Seguros	-	-	-	-	-	-	(3,591)	-
Other	-	-	(381)	-	-	-	(866)	-
Donation expenses	-	-	-	-	-	-	(44,673)	(49,939)
Instituto Itaú Cultural	-	-	-	-	-	-	(44,000)	(39,250)
Fundação Itaú Social	-	-	-	-	-	-	(273)	(440)
Instituto Unibanco de Cinema	-	-	-	-	-	-	-	(9,674)
Associação Clube "A"	-	-	-	-	-	-	(400)	(575)
Data processing expenses	-	-	-	-	-	-	(296,053)	(273,785)
Itautec S.A.	-	-	-	-	-	-	(296,053)	(273,785)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco Group, recorded in Other Administrative Expenses, the amount of R$ 16,645 (R$ 8,953 from 01/01 to 12/31/2009) in view of the use of the common structure.

4.80

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	12/31/2010	12/31/2009
Compensation	294,207	218,157
Board of Directors	3,399	11,789
Management members	290,808	206,368
Profit sharing	261,282	224,983
Board of Directors	2,500	381
Management members	258,782	224,602
Contributions to pension plans	8,092	24,002
Board of Directors	589	798
Management members	7,503	23,204
Stock option plan – Management members	128,239	116,361
Total	691,820	583,503

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16f IV and 19, respectively.

4.81

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Interbank deposits	14,398,112	17,461,045	14,405,361	17,504,610	7,249	43,565	7,249	43,565
Securities and derivative financial instruments	188,852,602	120,188,564	189,457,019	120,550,985	1,071,954	794,058	604,417	362,421
Adjustment of available-for-sale securities					454,856	415,860	-	-
Adjustment of held-to-maturity securities					617,098	378,198	604,417	362,421
Loan, lease and other credit operations	274,809,552	221,899,091	275,000,558	222,266,177	191,006	367,086	191,006	367,086
Investments
BM&FBovespa	58,107	74,572	591,124	735,256	533,017	660,684	533,017	660,684
BPI	682,346	913,842	524,136	902,872	(158,210)	(10,970)	(158,210)	(10,970)
Cetip S.A.	34,682	32,163	520,740	317,327	486,058	285,164	486,058	285,164
Redecard S.A.	700,501	1,560,840	7,083,016	9,758,075	6,382,515	8,197,235	6,382,515	8,197,235
Serasa S.A.	254,379	248,745	642,857	647,705	388,478	398,960	388,478	398,960
Parent company	168,285	164,558	556,763	563,518	388,478	398,960	388,478	398,960
Minority stockholders (1)	86,094	84,187	86,094	84,187	-	-	-	-
Funding and borrowings (2)	159,732,718	146,372,895	159,883,585	146,458,365	(150,867)	(85,470)	(150,867)	(85,470)
Subordinated debt (Note 10f)	34,487,665	22,725,927	34,568,948	22,845,413	(81,283)	(119,486)	(81,283)	(119,486)
Treasury shares	628,577	1,031,327	1,057,130	1,686,498	-	-	428,553	655,171
Total unrealized					8,669,917	10,530,826	8,630,933	10,754,360
(1)The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2)Funding is represented by interbank and time deposits , funds from acceptance and issuance of securities and borrowings;
(3)It does not consider the corresponding tax effects.

4.82

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

4.83

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING  and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is granting benefits that, in general, provide a life annuity benefit, and which may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan – PAC (1)
Franprev Benefit Plan - PBF (1)
002 Benefit Plan - PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary Retirement Plan - PAC, and it was offered exclusively to the participants of this plan, including former employees still contributing to the plan and those employees who have opted for this plan, or when this option is presumed for the deferred proportional benefit, who are  not receiving supplementary retirement by the PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010.

4.84

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans
Discount rate (1)	9.72% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (2)	AT-2000
Turnover (3)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social Security benefits	4..00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (4)
(1) At the determination for amounts at the 01/01/2010 base date, the discount rate of 10.24% p.a was adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted at the determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds of the closed-end private pension entities is to achieve the long-term balance between social security assets and liabilities by exceeding the actuarial targets.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatch between assets and liabilities by pension plan.

4.85

At December 31, 2010 the allocation of plan assets and the allocation target for 2011, by type of asset, are as follows:

		% Allocation
Types of assets	At 12/31/2010	12/31/2010	2011 Target
Fixed income securities	9,769,060	87.47%	53% a 100%
Variable income securities	992,733	8.89%	0% a 25%
Structured investments	10,570	0.09%	0% a 10%
Foreign investments	3,988	0.04%	0% a 3%
Real estate	368,515	3.30%	0% a 4%
Loans to participants	22,962	0.21%	0% a 5%
Total	11,167,828	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 542,233, and real estate rented to Group companies, with a fair value of R$ 308,819.

III- Net amount recognized in the balance sheet
We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2010	1/1/2010
1 - Net assets of the plans	11,167,828	14,757,268
2 - Actuarial liabilities	(9,815,180)	(11,180,214)
3- Surplus (1-2)	1,352,648	3,577,054
4- Asset restriction (*)	(1,108,678)	(3,033,439)
5 - Net amount recognized in the balance sheet (3-4)	243,970	543,615
Amount recognized in Assets	367,351	679,536
Amount recognized in Liabilities	(123,381)	(135,921)
(*) – Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “Personnel expenses”.

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IV - Change in net assets, actuarial liabilities, and surplus

	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	14,757,268	(11,180,214)	3,577,054
Effects of the partial spin-off of PAC (1);	(5,147,142)	2,709,982	(2,437,160)
Expected return on assets / Cost of current service + Interest	1,334,336	(1,020,753)	313,583

Benefits paid	(567,438)	567,438	-
Contributions of sponsors/participants	80,587		80,587
Actuarial gain/(loss) (2) (3)	710,217	(891,633)	(181,416)
Present value – end of the period	11,167,828	(9,815,180)	1,352,648
(1) Arising from the partial spin-off of PAC, with the resulting set-up of Itaubanco Defined Contribution Plan, according to Note 19a. Under the Itaubanco Defined Contribution Plan, a Pension Fund was set up to ensure the maintenance of future contributions to the participants of the plan, while the relationship with the sponsors is maintained (Note 19c).
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) Losses recorded correspond to the failure to confirm the actuarial assumptions adopted and to the effect of the change in the discount rate, from 10.24%p.a. to 9.72%p.a..

V- Net Benefit Cost for the Period

At December 31, 2010, the net cost of benefit plans includes the following items:

Cost of current service	84,043
Cost of interest	936,710
Expected return on the plan assets	(1,334,336)
Contributions from employees	(8,571)
Net cost (benefit) of the benefit plans	(322,154)

During the period, the contributions made totaled R$ 39,677. The contribution rate increases based on the beneficiary’s salary.

c) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance due to the loss of eligibility to a plan benefit, as well as by resources from the migration of the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At December 31, 2010, the amount recognized in assets is R$ 1,169,166 ( R$ 955,697 at 01/01/2010).

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “Personnel expenses”.

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 42,747.

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d )	Other Post-employment benefits

Itaú Unibanco Holding and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the reported prepared by independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding at December 31, 2010 are as follows:

At the beginning of the year	(100,280)
Cost of interest	(9,995)
Benefits paid	5,218
Actuarial loss	(278)
At the end of the year	(105,335)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “Personnel expenses”.

II-	Assumptions and sensitivity 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (19b lV), the 8.16%p.a. increase in medical costs assumption is adopted.

Assumptions related to rates related to medical assistance costs have a significant impact on the amounts recognized in Results. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on cost of service and cost of interest	1,477	(1,137)
Effects on present value of the obligation	14,121	(11,394)

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NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay (7)		Other foreign companies (8)		Foreign consolidated (9)
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Assets
Current assets and long-term receivables
Cash and cash equivalents	1,854,460	975,741	107,681	99,129	1,028,679	1,865,208	2,162,500	2,389,774	409,999	317,197	380,289	465,356	170,737	107,724	1,305,758	591,888	4,407,432	4,885,458
Interbank investments	8,601,130	13,349,565	183,488	221,026	3,135,597	2,529,815	4,835,807	4,225,270	299,580	162,681	544,708	371,969	57,919	63,924	21,512	102,723	10,375,327	15,155,634
Securities	33,269,475	16,568,093	258,751	200,065	1,295,038	1,648,279	5,109,620	4,155,728	1,831,224	1,783,635	881,257	512,678	260,718	419,865	919	175,437	41,464,960	23,348,026
Loan, lease and other credit operations	24,536,298	9,560,637	1,322,766	1,098,976	5,374,224	5,070,761	259,855	266,990	9,066,002	7,468,891	1,352,734	1,190,024	1,404,898	939,708	4,836	-	43,242,378	25,492,713
Foreign exchange portfolio	21,612,033	11,019,266	55,379	38,953	1,186,232	15,933,855	561,799	700,814	193,915	421,112	4,909	44,465	53,017	32,774	-	-	23,252,906	24,711,897
Other assets	1,252,526	293,556	319,870	405,120	186,947	231,596	2,255,453	456,741	300,364	416,832	385,144	460,860	312,377	341,372	132,754	72,389	5,086,166	2,642,355
Permanent assets
Investments	27,338	-	2,158	1,783	336,799	466,379	38,784	38,473	1,111	1,043	470	351	748	529	355,447	487,739	722,658	918,078
BPI	-	-	-	-	334,350	466,060	-	-	-	-	-	-	-	-	347,997	447,783	682,726	913,842
Other investments	27,338	-	2,158	1,783	2,449	319	38,784	38,473	1,111	1,043	470	351	748	529	7,450	39,956	39,932	4,236
Fixed and intangible assets	20,569	27,354	92,423	56,596	176,250	203,823	2,295	34	210,867	166,462	22,623	21,366	20,512	18,171	44,421	5,243	589,960	499,098
Total	91,173,829	51,794,212	2,342,516	2,121,648	12,719,766	27,949,716	15,226,113	12,233,824	12,313,062	10,737,853	3,572,134	3,067,069	2,280,926	1,924,067	1,865,647	1,435,419	129,141,787	97,653,259

Liabilities
Current and long-term liabilities
Deposits	24,477,809	17,931,847	1,783,186	1,573,537	6,352,683	7,312,365	1,414,787	2,249,975	7,661,939	7,028,916	2,748,669	2,341,398	1,724,553	1,571,940	-	4	36,946,695	31,922,883
Demand deposits	4,404,196	3,861,179	495,541	419,840	2,403,725	2,817,545	775,356	1,136,546	1,331,334	1,355,436	1,527,082	1,179,276	664,433	535,609	-	-	8,560,345	8,641,843
Savings deposits	-	-	494,490	405,482	-	-	-	-	-	-	877,345	738,208	781,401	708,739	-	-	2,153,236	1,852,429
Interbank deposits	3,077,211	1,741,898	10,452	33,657	2,568,377	1,273,070	416,242	295,951	1,242	23	9,483	68,907	-	83,858	-	-	1,540,906	1,329,922
Time deposits	16,996,402	12,328,770	782,703	714,558	1,380,581	3,221,750	223,189	817,478	6,329,363	5,673,457	334,759	355,007	278,719	243,734	-	4	24,692,208	20,098,689
Deposits received under securities repurchase agreements	14,752,992	712,504	99,183	125,799	-	-	1,785,560	1,131,707	157,091	217,264	-	-	2,354	-	-		15,585,589	1,575,531
Funds from acceptance and issuance of securities	3,311,035	1,295,950	-	-	2,488,408	1,889,019	2,952,541	2,389,432	1,088,509	367,903	-	-	-	-	-		9,816,115	5,915,411
Borrowings	9,763,083	9,110,794	32,929	13,060	625,577	834,812	89,037	28,023	860,070	850,639	32,698	6,872	112,454	13,152	27,866	55,592	11,517,597	10,725,335
Derivative financial instruments	1,712,751	979,963	(3,644)	1,067	257,447	227,355	1,168,232	772,322	165,077	164,094	2,285	-	-	-	-	-	1,993,690	1,095,479
Foreign exchange portfolio	21,623,597	10,995,761	55,636	38,941	1,199,411	15,962,406	550,829	705,612	193,752	420,545	4,931	23,205	51,028	33,348	-	-	23,264,806	24,700,477
Other liabilities	5,814,763	1,946,227	191,592	196,081	379,689	160,374	912,178	826,590	770,331	386,730	484,904	416,097	71,940	58,696	147,168	68,348	8,662,496	3,973,342
Deferred income	38,093	1,764	-	-	20,330	15,260	209	345	1,207	263	-	-	46	88	2,436	5,313	62,321	23,034
Minority interest in subsidiaries	-	-	34,592	778	36	42	27	-	143	118	-	-	-	-	6	9	282	237
Stockholders’ equity
Capital and reserves	8,422,399	7,932,297	147,742	169,928	1,299,281	1,499,074	6,428,298	4,141,287	1,246,464	1,190,172	244,535	293,235	224,439	155,959	1,660,946	1,259,258	19,670,311	16,556,845
Result for the period	1,257,307	887,105	1,300	2,457	96,904	49,009	(75,585)	(11,469)	168,479	111,209	54,112	(13,738)	94,112	90,884	27,225	46,895	1,621,885	1,164,685
Total	91,173,829	51,794,212	2,342,516	2,121,648	12,719,766	27,949,716	15,226,113	12,233,824	12,313,062	10,737,853	3,572,134	3,067,069	2,280,926	1,924,067	1,865,647	1,435,419	129,141,787	97,653,259
Statement of Income
Income from financial operations	1,955,113	2,294,456	236,224	267,048	240,506	709,631	147,512	223,159	759,034	649,574	145,236	86,111	176,410	165,147	(20,553)	(8)	3,594,253	4,105,135
Expenses of financial operations	(661,375)	(1,119,627)	(67,639)	(82,493)	(135,523)	(584,163)	(195,588)	(225,436)	(259,519)	(206,160)	(10,245)	(12,858)	(31,253)	(34,671)	(4,994)	(1,652)	(1,301,950)	(2,177,884)
Result of allowance for loan losses	(70,516)	(255,046)	(11,034)	(21,396)	18,277	(2,229)	-	-	(114,306)	(157,867)	(16,780)	(4,953)	(4,588)	(14,393)	(2,962)	-	(201,909)	(455,884)
Gross income from financial operations	1,223,222	919,783	157,551	163,159	123,260	123,239	(48,076)	(2,277)	385,209	285,547	118,211	68,300	140,569	116,083	(28,509)	(1,660)	2,090,394	1,471,367
Other operating revenues (expenses)	46,089	(3,122)	(166,013)	(151,124)	16,954	(34,877)	(26,674)	4,638	(175,141)	(145,516)	(42,644)	(74,916)	(35,497)	(27,322)	62,994	85,976	(339,804)	(142,745)
Operating income	1,269,311	916,661	(8,462)	12,035	140,214	88,362	(74,750)	2,361	210,068	140,031	75,567	(6,616)	105,072	88,761	34,485	84,316	1,750,590	1,328,622
Non-operating income	(11,783)	3,343	8,277	1,115	(2,563)	(444)	266	133	(6,675)	(2,296)	(29)	8,174	(626)	10,277	6,275	(210)	(6,858)	19,622
Income before taxes on income and profit sharing	1,257,528	920,004	(185)	13,150	137,651	87,918	(74,484)	2,494	203,393	137,735	75,538	1,558	104,446	99,038	40,760	84,106	1,743,732	1,348,244
Income tax	(221)	(32,899)	488	(10,593)	(36,203)	(25,278)	(61)	(1,514)	(34,894)	(26,511)	(21,426)	(15,296)	(10,334)	(8,154)	(13,538)	(17,804)	(116,240)	(138,045)
Statutory participation in income	-	-	-	-	(4,545)	(13,634)	(1,044)	(12,449)	-	-	-	-	-	-	-	(19,409)	(5,589)	(45,498)
Minority interest in subsidiaries	-	-	997	(100)	1	3	4	-	(20)	(15)	-	-	-	-	3	2	(18)	(16)
Net income (loss)	1,257,307	887,105	1,300	2,457	96,904	49,009	(75,585)	(11,469)	168,479	111,209	54,112	(13,738)	94,112	90,884	27,225	46,895	1,621,885	1,164,685

(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)
Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (new  company name of  Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú Europa Luxembourg, Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd.,  Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS Ltda, BIE Directors Ltd, BIE Nominees, Lda,  Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; only at 12/31/2010, Banco Itau Suisse S.A. and only at 12/31/2009 BIEL Fund Management Company S.A. and Advisory Holding Company S.A.

(4)
BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd., only at 12/31/2010 UBT Finance S.A., only at 12/31/2009 BFB Overseas N.V. and UBB Delaware I LLC.

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)	New company name of Interbanco S.A., approved by the Central Bank of Paraguay at 04/28/2010.
(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itaú International Holding Limited, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc. (new company name of Itaú USA Securities Inc.), Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V, Itau BBA UK Securities Limited (new company name of Itau UK Securities Ltd), only at 12/31/2010  Itaú Japan Asset Management Ltd and Itaú Beijing Investment Consultancy Limited and only at 12/31/2009  Zux SGPS, Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.

(9)	Foreign consolidated information presents balances net of eliminations from consolidation.

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NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are independently monitored by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com.br/ri), in the following route Corporate Governance/Risk Management.

I -	Market risk

Possibility of incurring losses arising from the variation in the market values of positions held by a financial institution, as well as from its financial margin, including risks of transactions subject to foreign exchange and interest rates, and share and commodities prices.

The risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In December 2010 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 131.9 million (R$ 119.5 million in September, 2010).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario II) and approximately 50% (scenario III), and the biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

4.90

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3.464/07 and Circular No. 3.354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 108 million and R$ 215 million for those scenarios with variations of 25% and 50%, respectively.. In the consolidated portfolio (trading + banking), sensitivity is R$ 228 million and R$ 453 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com.br/ri).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is on the website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

II-	Credit Risk

Possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

4.91

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation.   For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past due amounts are taken into account.

ITAÚ UNIBANCO HOLDING recognizes a provision to cover additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c).

The set of exposures, probabilities of default and the expected recovery of transactions converge to a loss distribution model that calculates the Group’s capital requirement for extreme situations.

III – Operational risk

Possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. Includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

In addition to regulatory capital, ITAÚ UNIBANCO HOLDING already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV-	Liquidity Risk

Possibility of occurring imbalances between tradable assets and falling due liabilities - "mismatching" between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms of their rights and obligations.

4.92

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V - Subscription Risk

Risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its subscription policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal models of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

4.93

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	12/31/2010	12/31/2009
Permanent foreign investments	21,292,196	17,721,530
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(36,878,785)	(31,723,239)
Net foreign exchange position	(15,586,589)	(14,001,709)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Investment funds	284,363,470	258,329,208	284,363,470	258,329,208	1,793	1,695
Fixed income	252,737,578	228,358,327	252,737,578	228,358,327	1,495	1,384
Shares	31,625,892	29,970,881	31,625,892	29,970,881	298	311
Managed portfolios	146,745,380	140,328,669	79,454,761	75,539,923	16,804	16,664
Customers	80,889,823	76,356,906	64,767,226	62,963,139	16,732	16,584
Itaú Group	65,855,557	63,971,763	14,687,535	12,576,784	72	80
TOTAL	431,108,850	398,657,877	363,818,231	333,869,131	18,597	18,359

(*)   It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	12/31/2010	12/31/2009
Monthly estimate of installments receivable from participants	52,465	40,133
Group liabilities by installments	3,662,270	2,435,212
Participants – assets to be delivered	3,427,044	2,273,924
Funds available for participants	350,377	277,100
(In units)
Number of managed groups	679	657
Number of current participants	162,841	127,531
Number of assets to be delivered to participants	102,071	75,160

4.94

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 273 (R$ 440 at December 31, 2009) in the period, and the Foundation’s social net assets totaled R$ 525,154 (R$ 499,963 at December 31, 2009). The income arising from its investments will be used to achieve the Foundation's social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period from January 1 to December 31, 2009, the consolidated companies donated the amount of R$ 44,000 (R$ 39,250 from January 1 to December 31, 2009).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  -ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to December 31, 2010, the consolidated companies did not make any donation (R$ 9,674 from January 1 to December 31, 2009).

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2010, the consolidated companies donated the amount of R$ 1,707 (R$ 575 from January 1 to December 31, 2009).

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects

	ITAÚ UNIBANCO HOLDING			ITAÚ UNIBANCO HOLDING CONSOLIDATED
	2nd half of 2010	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2010	01/01 to 12/31/2009
Additional allowance for loan losses (Note 8c)	1,037,919	1,037,919	-	1,037,919	-
Sale of investments	-	-	228,073	-	228,073
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Note 12d)	-	144,712	291,591	144,712	291,591
Associação Itaú Unibanco x CBD	-	-	(363,000)	-	(363,000)
Provision for contingencies	(636,155)	(847,355)	(191,129)	(847,355)	(191,129)
- Economic Plans	(256,207)	(467,407)	(191,129)	(467,407)	(191,129)
- Tax and social security	(379,948)	(379,948)	-	(379,948)	-
Amortization of goodwill (*)	-	-	-	-	(389,538)
Benefits to employees	(34,961)	(34,961)	-	(34,961)	-
Total	366,803	300,315	(34,465)	300,315	(424,003)
(*) Basically refers to the REDECARD operation.

4.95

l)
Reclassifications for comparison purposes – The Company reclassified the balances as of December 31, 2009, for financial statements comparisons purposes, in view of the regrouping of the following headings: in the Balance Sheet, the reclassification of the Reward Program from Other Liabilities – Credit Card Operations to Deferred Income. In Statement of Income, the reclassification of Profit Sharing to Personnel Expenses and Income Tax and Social Contribution; and the reclassification of Dividends Received from Other Investments from securities and Derivative Financial Instruments to Equity in Earnings of Affiliates and Other Investments, the reclassification of Guarantee Expenses from Other Operating Income to Other Operating Expenses, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues and the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees,  in compliance with CVM Resolution No.  597, of September 15, 2009.

	Prior disclosure	Reclassification	Reclassified balances
CURRENT AND LONG-TERM LIABILITIES	553,856,072	(271,788)	553,584,284
OTHER LIABILITIES	118,180,405	(271,788)	117,908,617
Credit card operations	26,175,297	(271,788)	25,903,509
DEFERRED INCOME	193,734	271,788	465,522
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	608,273,230	-	608,273,230
STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	76,727,739	(31,134)	76,696,605
Securities and derivative financial instruments	24,024,883	(31,134)	23,993,749
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	46,146,717	(31,134)	46,115,583
GROSS INCOME FROM FINANCIAL OPERATIONS	31,981,410	(31,134)	31,950,276
OTHER OPERATING REVENUES (EXPENSES)	(12,364,637)	(2,228,951)	(14,593,588)
Banking service fees	12,455,231	(54,818)	12,400,413
Credit cards	5,816,504	(54,818)	5,761,686
Personnel expenses	(9,832,230)	(2,260,085)	(12,092,315)
Equity in earnings of affiliates and other investments	177,956	31,134	209,090
Other operating revenues	941,050	(132,671)	808,379
Other operating expenses	(5,479,595)	187,489	(5,292,106)
OPERATING INCOME	19,616,773	(2,260,085)	17,356,688
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	20,047,209	(2,260,085)	17,787,124
INCOME TAX AND SOCIAL CONTRIBUTION	(7,421,217)	769,355	(6,651,862)
Due on operations for the period	(6,199,436)	769,355	(5,430,081)
PROFIT SHARING	(1,695,371)	1,490,730	(204,641)
Employees - Law No. 10,101 of 12/19/2000	(1,490,730)	1,490,730	-
NET INCOME	10,066,608	-	10,066,608

5.1

Independent Auditors' Report on the Consolidated and Individual Financial Statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of  Itaú Unibanco Holding S.A. ("Bank") which comprise the balance sheet as at December 31, 2010 and the related statements of income, of changes in equity and of cash flows for the year and for the six-month period then ended, as well as the consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") which comprise the consolidated balance sheet as at December 31, 2010 and the related consolidated statements of income and of cash flows for year and for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

The Bank's Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting policies adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Bank and its subsidiaries' preparation and appropriate presentation of the financial statements of the Bank and its subsidiaries in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Bank and its subsidiaries.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements aforementioned present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2010, and their results of operations and cash flows for the year and for the six-month period then ended, as well as their consolidated results of operations and consolidated cash flows for the year and for the six-month period then ended, in accordance with accounting policies adopted in Brazil applicable to the institutions authorized to operate by the Brazilian Central Bank.

5.2

Other matters

Statement of value added

We have also audited the statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the year and for the six-month period ended in December 31, 2010, which presentation is required by the Brazilian corporate legislation for public companies. These statements have been subjected to the same auditing procedures aforementioned and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 21, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

6.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website http://www.itau.com – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Committee Activities

The Committee met fifteen times in the period from August 2010 to February 2011. The Committee analyzed the financial statements as of December 31, 2010 and approved the Audit Committee Report on the activities carried out in the second half of 2010, and this Summary.

Risk Management and Internal Controls System

During the second half of 2010, the Committee examined, during meetings with the Risk Control Director, aspects related to risk management and control in the Conglomerate, emphasis being placed on credit, liquidity and market risks. The Committee also followed up, through meetings with the Operational Risk and Compliance Director, the implementation and application of the framework for operational risk management.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

The Audit Committee, based on the information brought to its attention, considers positive the efforts that have been made to ensure the effectiveness of the existing internal controls systems and risk management. It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as provided for by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures.

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in compliance with the corporate guidelines. The Audit Committee, based on the information brought to its attention from the areas in charge, in the work carried out by the Internal Audit and the reports prepared by the external auditors, concludes that deficiencies were not mentioned in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Unibanco.

External Audit.

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

6.2

Internal Audit

The Audit Committee oversaw the audit process, carried out by the Internal Audit, through periodical meetings and approval of its Strategic and Tactical Planning, for the year 2010, and oversaw its performance.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as satisfactory. The results presented during the Committee’s work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements. It discussed  this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and the Chief Executive Officer of Itaú Unibanco. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Committee, with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited consolidated financial statements of Itaú Unibanco Holding S.A., as of December 31, 2010.

São Paulo, February 21, 2011.

The Audit Committee

Gustavo Jorge Laboissière Loyola - President

Alcides Lopes Tápias

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

7.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the management report and the financial statements for the year ended December 31, 2010, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, February 21, 2011.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member